Exhibit 99.1 ANNUAL MEETING MARCH 20, 2012
BANK OF MONTREAL

Notice of Annual

Meeting of Shareholders

and Management Proxy Circular

January 31, 2012

Please take a moment to vote. Your participation as a Shareholder is important to us. This document tells you who can vote, what you will be voting on and how to vote.

Invitation to Shareholders

Invitation to Shareholders

Please join the Bank of Montreal’s Board of Directors and senior leadership team for the:

Annual Meeting of Shareholders

March 20, 2012

Westin Nova Scotian, 1181 Hollis Street, Halifax, Nova Scotia

This important meeting is your opportunity to hear first-hand about our performance and plans for the future - and for us to respond to any questions you may have. We encourage you to attend in person.

This meeting is also your opportunity to vote on important issues. Even if you plan to attend the meeting, please submit your proxy vote ahead of time by using the easy-to-follow procedure explained in this Management Proxy Circular. We urge you to make your vote count.

Our website will carry live coverage of the meeting, as well as a recording after the meeting. Online, you can also find our 2011 Annual Report, our quarterly results, presentations to the investment community, and other useful information about us.

Directors and management never lose sight of the fact that we guide this enterprise on behalf of you, our shareholders. We look forward to your participation on March 20.

Sincerely,

David A. Galloway	William A. Downe
Chairman of the Board	President and Chief Executive Officer

February 1, 2012

1	Bank of Montreal Management Proxy Circular

Notice of Annual Meeting

Notice of Annual Meeting of

Shareholders of Bank of Montreal

When:             Tuesday, March 20, 2012 at 9:30 a.m. (local time)

Where:            Westin Nova Scotian, 1181 Hollis Street, Halifax, Nova Scotia

The meeting will be held for the following purposes:

1.	receive the financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2011 and the Shareholders’ Auditors’ report on those statements;
2.	elect the Board of Directors for 2012;
3.	appoint the Shareholders’ Auditors for 2012;
4.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation;
5.	consider, and if deemed fit, approve a resolution to approve amendments to the Bank of Montreal Qualified Employee Share Purchase Plan to increase the number of shares authorized for purchase to 10 million common shares;
6.	consider the Shareholder proposals set out starting on page 63 of the Management Proxy Circular; and
7.	transact any other business properly brought before the meeting.

Shareholders as at February 1, 2012 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the meeting is 640,386,177, such number being the total number of common shares of the Bank outstanding on February 1, 2012.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided, or follow the instructions on the form in order to vote your shares. For your vote to be recorded, your proxy must be received by our transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern Daylight Time) on March 19, 2012. To vote in person at the meeting, please see the section “Voting Information” on page 4 of the Management Proxy Circular.

By order of the Board of Directors,

Barbara M. Muir

Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

February 1, 2012

*	The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act as described on page 5 under “Who cannot vote”.

Bank of Montreal Management Proxy Circular	2

Business of the Meeting

Management Proxy Circular

Annual Meeting of Shareholders

The annual meeting of Shareholders of the Bank on March 20, 2012 is our opportunity to discuss the Bank’s performance and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to vote.

Management Proxy Circular

This circular provides Shareholders with important information to make voting decisions. References to the “Bank”, “we”, “our” or “us” mean Bank of Montreal and where applicable, our subsidiaries. References to “Shareholders” mean Shareholders of the Bank and references to “Shares” mean common shares of the Bank. References to the “Board” mean Bank of Montreal’s Board of Directors.

Business of the Meeting

The meeting will cover the following six items of business:

1.	Our Financial Statements

You can find Consolidated Financial Statements for the October 31, 2011 year end in our 2011 Annual Report.

2.	Electing the Board of Directors

A list of nominees for directors starts on page 7. All but one, Mr. La Flèche, have been directors for the past year. The directors you elect at this meeting will hold office from the close of the meeting until the next annual meeting or until their successors are elected or appointed.

If David Galloway or William Downe is your proxyholder and you haven’t given instructions on how to vote, he will vote for the nominees. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless you have specified otherwise, David Galloway or William Downe will vote at their discretion for a substitute nominee or nominees.

Majority vote for directors

The Bank has a majority voting policy for the election of directors. If a director standing for re-election in an uncontested election receives more withheld votes than for votes, he or she must offer to resign. The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation. The nominee will not participate in this decision.

3.	Appointing Auditors

The directors propose to appoint KPMG LLP as Shareholders’ auditors for the 2012 fiscal year. KPMG LLP has been one of the Bank’s auditing firms since 1990, and became the Bank’s sole auditing firm on November 1, 2003. If David Galloway or William Downe is your proxyholder and you haven’t given instructions on how to vote, he will vote for the appointment of KPMG LLP as Shareholders’ auditors.

Independence of auditors

We have a strict policy limiting other services that the Shareholders’ auditors can provide to the Bank. Moreover, the Audit Committee pre-approves all services from the Shareholders’ auditors, either on a case-by-case basis or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure the independence of the Shareholders’ auditors. A rigorous process is applied under the Bank’s Auditor Independence Policy to ensure that all the audit services provided by the Shareholders’ auditors comply with the policy and professional standards and securities regulations.

Auditors’ fees

The Bank paid the fees below to the Shareholders’ auditors in the fiscal years ended October 31, 2011 and 2010:

Fees in millions of dollars (1)	2011	2010
Audit fees	$13.8	$12.4
Audit-related fees (2)	0.8	0.7
Tax fees	0.0	0.0
All other fees (3)	0.2	0.0
Total	$14.8	$13.1

Notes

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2011 and 2010 related to fees paid for accounting advice, specified procedures on the Management Proxy Circular and other specified procedures.
(3)	All other fees for 2011 and 2010 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2011 and 2010 were translation services.

4.	Voting on our Approach to Executive Compensation

The governing objective of our executive compensation program is to align executive interests with those of our Shareholders. This objective is reflected in our philosophy of pay for performance based on competitive market practice, without encouraging excessive or inappropriate risk taking. You can find the details of our executive compensation program starting on page 23 of this circular.

The Bank believes that our approach is in Shareholders’ best interests, because executives and Shareholders share the common goal of success and improved Shareholder value. Independent studies commissioned by the Human Resources Committee support the approach we’ve taken.

We are asking you to vote on the way we compensate our executives. This vote is advisory and non-binding. However, it will influence how the Human Resources Committee looks at compensation in the future.

The resolution, which needs a majority vote to be approved, is:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in this Management Proxy Circular delivered in advance of the 2012 Annual Meeting of Shareholders of the Bank.”

If David Galloway or William Downe is your proxyholder and you haven’t given instructions on how to vote, he will vote for this resolution.

You can contact the Corporate Secretary’s Department with comments and questions on our executive compensation program or you can communicate directly with the Board of Directors. Applicable contact information is on page 61 of this circular.

3	Bank of Montreal Management Proxy Circular

Voting Information

5.	Amending the Bank of Montreal Qualified Employee Share Purchase Plan

You are being asked to approve an amendment to the Bank of Montreal Qualified Employee Share Purchase Plan for U.S.-based employees of Bank subsidiaries. The plan, which was approved by Shareholders in 2002, allows U.S. employees to purchase Shares at a slightly discounted purchase price through payroll deductions. The plan provides incentive to U.S. employees to contribute to the long-term profitability and success of BMO and increases alignment between employee and Shareholder interests.

Under the plan, U.S. Employees may elect to contribute up to 15% of their base pay, subject to a cap of $25,000 per year, to the purchase of Shares. Shares are acquired quarterly on the market at a price of not less than 85% of the lesser of (i) the market price at the start of the quarter and (ii) the market price at the end of the quarter. Generally, Shares are acquired at 85% of the market price at the end of each quarterly offering period.

The plan provides that Shareholder approval is required to (i) increase the number of Shares available for purchase, (ii) make amendments to increase the discount at which Shares may be acquired, or (iii) make employer matching contributions.

On October 25, 2011, the Board of Directors approved amendments to the plan, including an increase in the number of Shares authorized for purchase from 3 million to 10 million. This increase is subject to Shareholder approval at the meeting. Other minor amendments are not subject to Shareholder approval, including extension of the term of the plan to October 25, 2021.

The resolution, which needs a majority vote to be approved, is:

“Resolved that the Bank of Montreal Qualified Employee Share Purchase Plan be amended to increase the number of Shares authorized for purchase under the plan to 10 million Shares.”

If David Galloway or William Downe is your proxyholder and you haven’t given instructions on how to vote, he will vote for this resolution.

6.	Considering Shareholder Proposals

The Shareholder proposals are set out starting on page 63 of this circular for you to consider. You may vote for, against, or abstain from voting on each of them. If David Galloway or William Downe is your proxyholder and you haven’t given instructions on how to vote, he will vote against each of these proposals.

Voting Information

Items of Business

At the meeting, you will vote on:

•	Election of directors
•	Appointment of Shareholders’ auditors
•	Approval of approach to executive compensation
•	Approval of amendments to the Bank of Montreal Qualified Employee Share Purchase Plan
•	Shareholder proposals

Each item other than the election of directors needs approval by a majority (more than 50%) of votes cast to be approved.

At the meeting this year, voting on all items of business will be by electronic ballot, rather than paper, in keeping with our commitment to minimizing our impact on the environment and to expedite voting at the meeting. You will be given a handheld device and will be instructed on how to use it to vote at the meeting.

Who Can Vote

You have the right to vote if you owned Shares on February 1, 2012 – one vote per Share – unless you are described below under “Who cannot vote”. On that date, we had 640,386,177 Shares outstanding.

Voting Instructions for Non-registered Shareholders

You are a non-registered Shareholder if the Shares you own are registered for you in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company. Most Shareholders are non-registered Shareholders. If you are a non-registered Shareholder, your intermediary will send you a voting instruction form with this circular. We may not have records of your shareholdings as a non-registered Shareholder, so you must follow the instructions from your intermediary to vote.

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment in the voting instruction form, and return it as instructed by your intermediary. Do not complete the voting section of the voting information form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions on the voting instruction form or choose another person – called a proxyholder – to attend the meeting and vote your shares for you. In either case, you will need to complete and return your voting instruction form as instructed by your intermediary.

Voting Instructions for Registered Shareholders

You are a registered Shareholder if the Shares you own are registered directly in your name. If that is the case, your name appears on your Share certificate or a statement from a direct registration system confirming your shareholdings.

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions in the voting section of the proxy form or choose another person – called a proxyholder – to attend the meeting and vote your shares for you. In either case, you will need to complete and return the enclosed proxy form to Computershare.

Voting by Proxy

You can choose any person or company as your proxyholder. The enclosed proxy form names David Galloway or William Downe, each a director of the Bank, as your proxyholder. If you wish instead to appoint your own proxyholder, write that person’s name in the blank space. Your proxyholder does not have to be a Shareholder of the Bank. Make sure your chosen proxyholder will attend the meeting and vote for you. If you don’t appoint your own proxyholder, then David Galloway or William Downe will vote for you.

How Your Proxyholder Will Vote

For the election of directors and the appointment of the Shareholders’ auditors, you may vote for or withhold. For other voting matters except the Shareholder proposals, you may vote for or against. For the Shareholder proposals, you may vote for, against or abstain from voting. If you have given voting instructions in your proxy form or voting

Bank of Montreal Management Proxy Circular	4

Voting Information

instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of the meeting or any new matters that are properly brought before the meeting.

If you properly complete and return your proxy form or voting instruction form, but do not appoint another proxyholder and do not give specific voting instructions, David Galloway or William Downe will vote for you as follows:

•	for the election of the nominee directors to the Board
•	for the appointment of the Shareholders’ auditors
•	for the advisory resolution approving Bank’s approach to executive compensation
•	for the amendment to the Bank of Montreal Qualified Employee Share Purchase Plan
•	against the Shareholder proposals

Returning the Proxy Form

If you are a registered Shareholder the enclosed proxy form gives instructions on how to complete and return it. Our transfer agent, Computershare Trust Company of Canada, must receive it by no later than 5:00 p.m. (Eastern Daylight Time) on March 19, 2012. You may return your proxy in one of the following ways:

•	by mail, in the envelope provided
•	by fax, to 1-866-249-7775 (if faxing within Canada and the United States) or 416-263-9524 (other countries)

Returning the Voting Instruction Form

If you are a non-registered Shareholder, return your voting instruction form as instructed by your intermediary. Remember that your intermediary must receive your voting instructions in sufficient time for your intermediary to act on it. For your vote to count, it must be received by Computershare by no later than 5:00 p.m. (Eastern Daylight Time) on March 19, 2012.

If you Change Your Mind

If you are a registered Shareholder and you change your mind about how you have voted in your proxy form, or you decide to attend the meeting and vote in person, you must deliver a signed written notice to one of the following people:

•

the Corporate Secretary of the Bank not later than the last business day before the meeting (or any adjournment, if the meeting is adjourned) at the address, fax number or email provided on page 61 of this circular

•	the Chairman before the meeting starts or any adjournment continues

If you are a non-registered Shareholder and have returned your voting instruction form to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

Voting Instructions for Employee Shareholders

If you hold Shares through the Bank of Montreal Employee Share Ownership Plan, you may vote your Shares in one of the following ways:

•	by following the voting instructions for non-registered Shareholders
•	electronically by visiting www.investorvote.com and following the online voting instructions

We Encourage You to Vote

We encourage you to vote. This circular is being sent to you for the purpose of soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation are paid by the Bank. We may also contact you by letter or phone call to ask you to vote, using our outside agency, Phoenix Advisory Partners. We expect to pay approximately $32,000 for their services, plus charges for any telephone calls.

Who Cannot Vote

Shares beneficially owned by the following cannot vote:

•	the Government of Canada or any of its agencies (unless the Minister of Finance and Governor in Council have approved)
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of Shares of the Bank (unless the Minister of Finance has approved)

As well, if a person, or an entity controlled by a person, beneficially owns Shares that are, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any vote on the Shares (unless permitted by the Minister of Finance).

As far as the Bank’s directors and officers know, as at January 31, 2012, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Bank’s outstanding Shares.

Confidentiality

To keep voting confidential, Computershare counts the proxies. Computershare only discusses proxies with the Bank when it is legally necessary, or when a Shareholder clearly intends to communicate with management.

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact our transfer agent:

by mail at:

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

by telephone:

within Canada and the United States at 1-800-340-5021

from all other countries at 514-982-7800

by e-mail at:

service@computershare.com

by fax:

within Canada and the United States at 1-888-453-0330

from all other countries at 416-263-9394

Questions at the Meeting

You can ask questions about the Bank and its business in any of the following ways:

1.	In person at the meeting
2.	In writing when you register for the meeting with Computershare
3.	During the webcast at www.bmo.com
4.	By email to the Corporate Secretary at corp.secretary@bmo.com
5.	By mail to the Corporate Secretary at the address provided on page 61 of this circular

Shareholder Proposals Next Year

Proposals for the next annual meeting of Shareholders must be submitted by November 2, 2012.

Date of Circular

This circular is dated January 31, 2012, and all information is as at that date, unless otherwise stated.

5	Bank of Montreal Management Proxy Circular

Directors

Directors

The Board is responsible for supervising the management of the business and affairs of the Bank with the objective of enhancing Shareholder value. As Shareholders, you elect the Board as your representatives. This section provides information about the director nominees for election to the Board, their skills and continuing education, directors’ compensation and directors’ attendance at meetings.

Nominees	for Election to Board of Directors

The effective management of an organization of the Bank’s size and scope requires dedication, variation and experience. Pie charts a), b), and c) below provide summary information about the skills and experience of the non-employee nominees. Pie chart d) shows the attendance of directors serving on the Board at the end of fiscal 2011. The director nominee profiles below provide detailed information about each nominee for election to the Board, including their expertise, committee memberships, meeting attendance and public board memberships. The profiles also disclose information on the securities held by nominees as at January 31, 2012, as well as the value of their total compensation received in fiscal 2011. Messrs. Galloway, Beatty and Chevrier are not standing for re-election.

Bank of Montreal Management Proxy Circular	6

Nominees for Election to Board of Directors

Robert M. Astley Age: 67 Waterloo, Ontario Canada Director Since: 2004 Independent (1) Industry Expertise: Financial Services

Bob Astley, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a life and health insurance company headquartered in Waterloo, Ontario, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through demutualization, an initial public offering and a corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. Mr. Astley is Chairman and a director of the CPP Investment Board. He graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				19 of 19 (100%)		44 of 44 (100%)
	Governance and Nominating				7 of 7 (100%)
	Human Resources (Chair)				8 of 8 (100%)
	Risk Review				10 of 10 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS
	None
	SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2011	11,485	26,704	38,189	$ 2,226,037	$ 600,000	$ 1,626,037	12.7
	2010	11,485	24,675	36,160	$ 2,089,325	$ 600,000	$ 1,489,325	20.9
	Net Change	—	2,029	2,029	$ 136,712	$ —	$ 136,712	–8.2
	OPTIONS HELD (7)
	Nil
	VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
	2011: $211,500 ($82,001.00 in DSUs)

Sophie Brochu Age: 48 Bromont, Quebec Canada Director Since: 2011 Independent (1) Industry Expertise: Energy Industrials Financial Services

Sophie Brochu holds the position of President and Chief Executive Officer of Gaz Métro, a natural gas distributor. Ms. Brochu is a graduate in Economics from Université Laval in Quebec City where she specialized in the energy field. She sits on the Board of Gaz Métro as well as on the Boards of Bell Canada and BCE. She is also Chair of the Board of the Montreal Museum of Archaeology and History (Pointe-à-Callière). Ms. Brochu was co-president of the Centraide of Greater Montreal campaign for 2010 and is also involved in the 80, ruelle de l’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE			ATTENDANCE (TOTAL)
		Board of Directors*				10 of 11 (91%)			15 of 16 (94%)
		Audit†				5 of 5 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS								CURRENT BOARD COMMITTEE MEMBERSHIPS
		BCE Inc.				2010 – Present			Audit
Corporate Governance
SECURITIES HELD
		Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2011	—	1,735	1,735	$ 101,133	$ 600,000	$ (498,867)	0.6
		2010	—	—	—	$ —	$ 600,000	$ —	—
		Net Change	—	1,735	1,735	$ 101,133	$ —	$ 101,133	0.6
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $101,166.67 ($101,166.67 in DSUs)

	*	Effective March 22, 2011, Ms. Brochu was appointed to the Board of Directors of Bank of Montreal.
	†	Effective March 22, 2011, Ms. Brochu was appointed to the Audit Committee.

7	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

George A. Cope Age: 50 Toronto, Ontario Canada Director Since: 2006 Independent (1) Industry Expertise: Financial Services Telecommunications

George Cope is President and Chief Executive Officer of Bell Canada and BCE Inc., leading the transformation of Canada’s largest communications company into a customer-focused competitor through a strategy of broadband network investment, service enhancement and cost efficiency. Prior to joining Bell in 2005, Mr. Cope was President and Chief Executive Officer of national wireless carrier Telus Mobility since 2000. Previously, he served as President and Chief Executive Officer of national wireless carrier Clearnet Communications for 13 years. Holding a Business Administration (Honours) degree from The University of Western Ontario, Mr. Cope serves on the university’s Advisory Board of the Richard Ivey School of Business.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				18 of 19 (95%)		25 of 27 (93%)
	Human Resources				7 of 8 (88%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	BCE Inc.				2008 – Present
	Bell Aliant				2008 – Present		Chairman
	NII Holdings, Inc.				2004 – 2010
SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2011	9,660	15,006	24,666	$ 1,437,781	$ 600,000	$ 837,781	8.2
	2010	9,660	11,806	21,466	$ 1,240,305	$ 600,000	$ 640,305	12.4
	Net Change	—	3,200	3,200	$ 197,476	$ —	$ 197,476	–4.2
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $156,000 ($156,000 in DSUs)

William A. Downe Age: 59 Toronto, Ontario Canada Director Since: 2007 Non-Independent (1) Industry Expertise: Financial Services Energy Health Care

Bill Downe is President and Chief Executive Officer of BMO Financial Group. Since joining the Bank in 1983, he has served in several capacities. Prior to March 1, 2007, he was Chief Operating Officer, with responsibility for all of BMO’s operating units including P&C Canada & U.S., BMO Capital Markets, Private Client Group, Technology and Operations and Corporate Marketing. Prior to that, Mr. Downe served four years as Deputy Chairman, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, a role in which he oversaw BMO Capital Markets, Private Client Group and BMO Financial Group’s U.S. operations. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Corporation Limited and BMO Financial Corp. (both subsidiaries of the Bank). In the U.S., Mr. Downe is the past President of the Federal Reserve Advisory Council, and is currently a member of the Rush University Medical Center Board of Trustees as well as their Compensation and Human Resources Committee, a Director on the Board of Manpower Inc. and a member of their Executive Compensation and Human Resources Committee, and a Director of Catalyst Inc. and its Canadian Advisory Board. In Canada, he serves on the Board of St. Michael’s Hospital Foundation and is a member of the Campaign Executive, for The Campaign for the University of Toronto. He served as Chairman of the 2009 Campaign Cabinet for United Way of Greater Toronto, and he is also past Chair of the Board of Directors of St. Michael’s Hospital. Mr. Downe holds an M.B.A. from the University of Toronto.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE			ATTENDANCE (TOTAL)
		Board of Directors			19 of 19 (100%)			53 of 53 (100%)
		Audit*			9 of 9 (100%)
		Governance and Nominating*			7 of 7 (100%)
		Human Resources*			8 of 8 (100%)
		Risk Review*			10 of 10 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
		Manpower Inc.			2011 – Present			Executive Compensation and Human Resources
SECURITIES HELD
		Year	Shares (2)	Units (10)	Total of Shares and Units	Total Amount at Risk (4)	Minimum Required (11)	Amount Exceeding Minimum Required (11)
		2011	211,194	359,676	570,870	$ 33,276,012	$ 7,183,750	$ 26,092,262
		2010	167,945	252,830	420,775	$ 24,312,380	$ 7,298,200	$ 17,014,180
		Net Change	43,249	106,846	150,095	$ 9,078,082		$ 8,963,632
OPTIONS HELD
Mr. Downe did not receive compensation for his services as a director and was not entitled to receive options under the Non-Officer Director Stock Option Plan as described on page 54.
	*	During fiscal 2011, Mr. Downe attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any Committee.

Bank of Montreal Management Proxy Circular	8

Nominees for Election to Board of Directors

Christine A. Edwards Age: 59 Chicago, Illinois United States Director Since: 2010 Independent (1) Industry Expertise: Financial Services

Christine Edwards is a Capital Partner in the Corporate Practice Group of Winston & Strawn, a U.S. law firm. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at Bank One Corporation with responsibilities for the Company’s law, compliance, regulatory and government relations functions. Ms. Edwards is ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; was named an Illinois Super Lawyer in 2008, 2009, 2010 and 2011 and is listed in The Legal 500. Ms. Edwards serves on the Board of Trustees, Executive and Nominating Committees, and Chairs the Audit Committee for Rush University Medical Center, a leading academic medical center in Chicago. Ms. Edwards serves in Washington D.C. on the Oversight Board of the U.S. Chamber of Commerce Center for Capital Markets Competiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors				19 of 19 (100%)		34 of 34 (100%)
		Risk Review				10 of 10 (100%)
		Human Resources*				5 of 5 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
None
SECURITIES HELD
		Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2011	1,825	3,934	5,759	$335,692	$ 600,000	$ (264,308)	1.9
		2010	—	659	659	$ 38,077	$ 600,000	$ (561,923)	0.4
		Net Change	1,825	3,275	5,100	$297,615	$ —	$ 297,615	1.5
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $189,500 ($189,500 in DSUs)
	*	Effective March 22, 2011, Ms. Edwards was appointed to the Human Resources Committee.

Ronald H. Farmer Age: 61 Toronto, Ontario Canada Director Since: 2003 Independent (1) Industry Expertise: Financial Services Health Care Industrials Materials

Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based management and holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is the Chairman of PowerMetal Technologies, Inc. and a director of Boatracs Inc., Integran Technologies, and Valeant Pharmaceuticals International Inc. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors				19 of 19 (100%)		37 of 38 (97%)
		Audit				8 of 9 (89%)
		Human Resources				8 of 8 (100%)
		The Pension Fund Society of the Bank of Montreal*				2 of 2 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIP
		Valeant Pharmaceuticals International Inc.				2011 – Present		Operations Talent and compensation
		Afexa Life Sciences Inc.				October 2011 – December 12, 2011
SECURITIES HELD
		Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2011	5,000	28,973	33,973	$ 1,980,286	$ 600,000	$ 1,380,286	11.3
		2010	5,000	24,780	33,780	$ 1,951,808	$ 600,000	$ 1,351,808	19.5
		Net Change	—	4,193	4,193	$ 259,598	$ —	$ 259,598	-5.9
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $176,000 ($176,000 in DSUs)
	*	Effective March 22, 2011, Mr. Farmer was appointed to The Pension Fund Society of the Bank of Montreal.

9	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Harold N. Kvisle Age: 59 Calgary, Alberta Canada Director Since: 2005 Independent (1) Industry Expertise: Energy Financial Services Utilities

Harold Kvisle is the former President and CEO of TransCanada Corporation, a North American pipeline and power generation company. He joined TransCanada in 1999 after 24 years in the upstream oil and gas business, serving as TransCanada’s President and CEO from 2001 until his retirement in 2010. He holds an M.B.A. from the University of Calgary and a B.Sc. (Eng.) from the University of Alberta.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE			ATTENDANCE (TOTAL)
		Board of Directors				16 of 19 (84%)			30 of 34 (88%)
		Human Resources*				5 of 5 (100%)
		Risk Review				9 of 10 (90%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS								CURRENT BOARD COMMITTEE MEMBERSHIPS
		Talisman Energy Inc.				2010 – Present			Human Resources Reserves (Chair)
		ARC Resources				2009 – Present			Health Safety & Environment (Chair)
		TransCanada Corporation				2001 – 2010
		TransCanada PipeLines Limited				2001 – 2010
		PrimeWest Energy Inc.				1996 – 2008
SECURITIES HELD
		Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2011	15,000	23,810	38,810	$ 2,262,235	$ 600,000	$ 1,662,235	12.9
		2010	15,000	20,011	35,011	$ 2,022,936	$ 600,000	$ 1,422,936	20.2
		Net Change	—	3,799	3,799	$ 239,299	$ —	$ 239,299	-7.3
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $166,500 ($166,500 in DSUs)
	*	Effective March 22, 2011, Mr. Kvisle was appointed to the Human Resources Committee.

Eric La Flèche Age: 50 Montreal, Quebec Canada Independent (1) Industry Expertise: Consumer Staples

Eric R. La Flèche is President and Chief Executive Officer of Metro Inc., a leading food retailer and distributor, since April 2008. He joined Metro in 1991 and has held several positions of increasing responsibility, including Executive Vice-President and Chief Operating Officer (2005). Mr. La Flèche holds an MBA from Harvard Business School and a law degree from the University of Ottawa. He is involved with several charities in Quebec including United Way of Greater Montreal.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
Not currently a director
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Metro Inc.				2008 – Present
SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2011	2,000	—	2,000	$ 116,580	$ 600,000	$ (483,420)	0.7
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
N/A

Bank of Montreal Management Proxy Circular	10

Nominees for Election to Board of Directors

Bruce H. Mitchell Age: 65 Toronto, Ontario Canada Director Since: 1999 Independent (1) Industry Expertise: Consumer Staples Energy Financial Services Industrials Information Technology

Bruce Mitchell is founder, President and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American food growing, processing and technology industries. Mr. Mitchell is Vice-Chair of the Board of Trustees and a Councillor of Queen’s University, a member of the Board of the Canadian Institute for Advanced Research and has served on the Board and executive committees of Ridley College and UNICEF Canada. He holds a B.Sc. (Hons.) from Queen’s University and an M.B.A. from Harvard University.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				19 of 19 (100%)		36 of 36 (100%)
	Governance and Nominating				7 of 7 (100%)
	Risk Review (Chair)				10 of 10 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Garbell Holdings Limited				2006 – 2009
	SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2011	20,000	45,601	65,601	$ 3,823,882	$ 600,000	$ 3,223,882	21.9
	2010	20,000	40,247	60,247	$ 3,481,072	$ 600,000	$ 2,881,072	34.8
	Net Change	—	5,354	5,354	$ 342,811	$ —	$ 342,811	-13.0
	OPTIONS HELD (7)
	Date Granted		Expiry Date	Number Granted	Exercise Price (8)		Total Unexercised	Value of Unexercised Options (9)
	March 1, 2002		March 1, 2012	7,500	$36.01		7,500	$ 167,100
	February 28, 2003		February 28, 2013	3,000	$43.25		3,000	$ 45,120
	VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
	2011: $201,000 ($201,000 in DSUs)

Philip S. Orsino, O.C., F.C.A. Age: 57 Toronto, Ontario Canada Director Since: 1999 Independent (1) Industry Expertise: Consumer Discretionary Financial Services Health Care Industrials

Philip Orsino has a B.A. from the University of Toronto and is a Fellow of the Institute of Chartered Accountants. He is the President of Jeld-Wen Inc., a global integrated manufacturer of building products and past chairman of University Health Network. He was formerly President and CEO of Masonite International Corporation until October 2005, which was listed on the TSX and NYSE. Mr. Orsino was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada's Outstanding CEO of the Year Award.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors				17 of 19 (89%)		36 of 39 (92%)
		Audit (Chair)				9 of 9 (100%)
		Governance and Nominating				6 of 7 (86%)
		Risk Review*				4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
		Clairvest Group Inc.				1998 – Present		Audit (Chair)
SECURITIES HELD
		Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2011	34,355	42,147	76,502	$ 4,459,302	$ 600,000	$ 3,859,302	25.5
		2010	26,848	36,752	63,600	$ 3,674,808	$ 600,000	$ 3,074,808	36.7
		Net Change	7,507	5,395	12,902	$ 784,494	$ —	$ 784,494	-11.3
OPTIONS HELD (7)
		Date Granted		Expiry Date	Number Granted	Exercise Price (8)		Total Unexercised	Value of Unexercised Options (9)
		February 28, 2003		February 28, 2013	3,000	$43.25		3,000	$ 45,120
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $213,500 ($213,500 in DSUs)

	*	Effective March 22, 2011, Mr. Orsino ceased to be a member of the Risk Review Committee.

11	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Dr. Martha C. Piper, O.C., O.B.C. Age: 66 Vancouver, British Columbia Canada Director Since: 2006 Independent (1) Industry Expertise: Consumer Discretionary Financial Services Health Care Utilities

Dr. Martha C. Piper, a Corporate Director, was President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Prior to this, she was Vice-President Research and External Affairs at The University of Alberta. She has served on the Board of the Advisory Council on Science and Technology, the British Columbia Progress Board and the National University of Singapore Council. In 2001, she served as Campaign Chair of the United Way of the Lower Mainland. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia. She was named Educator of the Year by the Learning Partnership in 2004 and is a member of the Trilateral Commission.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors				18 of 19 (95%)		33 of 35 (94%)
		Audit				8 of 9 (89%)
		Governance and Nominating*				4 of 4 (100%)
		Human Resources†				3 of 3 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
		Shoppers Drug Mart Corporation				2007 – Present		Compensation
		TransAlta Corporation				2006 – Present		Human Resources Governance and Environment
SECURITIES HELD
		Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2011	1,120	17,911	19,031	$ 1,109,317	$ 600,000	$ 509,317	6.3
		2010	1,068	15,080	16,148	$ 933,031	$ 600,000	$ 333,031	9.3
		Net Change	52	2,831	2,883	$ 176,286	$ —	$ 176,286	-3.0
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $171,500 ($122,833.75 in DSUs)
	*	Effective March 22, 2011, Dr. Piper was appointed to the Governance and Nominating Committee.
	†	Effective March 22, 2011, Dr. Piper ceased to be a member of the Human Resources Committee.

J. Robert S. Prichard,

O.C., O.Ont.

Age: 63

Toronto, Ontario

Canada

Director Since: 2000

Independent (1)

Industry Expertise:

Consumer Discretionary

Consumer Staples

Financial Services

Health Care

Industrials (includes transportation)

J. Robert S. Prichard is the non-executive Chair of Torys LLP, a Canadian law firm. Before joining Torys LLP in September 2010, he served as President and Chief Executive Officer and a Director of Metrolinx. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area. Mr. Prichard also served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company from 2002 – 2009. Mr. Prichard is President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of Metrolinx, Penguin Canada and the Visiting Committee of Harvard Law School, Vice-Chair of Canada’s Science, Technology and Innovation Council, a Trustee of the Hospital for Sick Children, a director of the Toronto Community Foundation and a member of Canada’s Economic Advisory Council and Ontario’s Economic Advisory Panel. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada.

BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
Board of Directors				19 of 19 (100%)		36 of 36 (100%)
Governance and Nominating (Chair)				7 of 7 (100%)
Risk Review				10 of 10 (100%)
PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
George Weston Limited				2000 – Present		Governance, Human Resource, Nominating and Compensation Pension and Benefits
Onex Corporation				1994 – Present
Torstar Corporation				2002 – 2009
Four Seasons Hotels Inc.				1996 – 2007
SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2011	11,500	38,735	50,235	$ 2,928,198	$ 600,000	$ 2,328,198	16.7
2010	4,000	33,881	37,881	$ 2,188,764	$ 600,000	$ 1,588,764	21.9
Net Change	7,500	4,854	12,354	$ 739,434	$ —	$ 739,434	-5.2
OPTIONS HELD (7)
Date Granted		Expiry Date	Number Granted	Exercise Price (8)		Total Unexercised	Value of Unexercised Options (9)
February 28, 2003		February 28, 2013	3,000	$43.25		3,000	$45,120
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $189,500 ($189,500 in DSUs)

Bank of Montreal Management Proxy Circular	12

Nominees for Election to Board of Directors

Guylaine Saucier, F.C.A., C.M. Age: 65 Montreal, Quebec Canada Director Since: 1992 Independent (1) Industry Expertise: Consumer Discretionary Energy Financial Services Industrials Telecommunications

Guylaine Saucier, a Corporate Director, is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), a former director of the International Federation of Accountants, and was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange, is a director of AXA Assurances, AREVA, Danone and Wendel and was also the first woman to serve as President of the Quebec Chamber of Commerce. She serves as a director of the Fondation du Musée des Beaux Arts. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a Member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors, in 2007, she obtained the Institute Certified Designation from the Institute of Corporate Directors, and in 2010, Administrateur de Société Emérite from Collège des Administrateurs de sociétés.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE			ATTENDANCE (TOTAL)
	Board of Directors				19 of 19 (100%)			38 of 38 (100%)
	Audit				9 of 9 (100%)
	Risk Review				10 of 10 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
	AREVA				2006 – Present			Audit (Chair)
	Danone				2009 – Present			Audit (Chair)
	Wendel				2010 – Present			Audit
	Altran Technologies SA				2003 – 2007
	CHC Helicopter Corporation				2005 – 2008
	Petro-Canada				1991 – 2009
SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2011	13,452	38,622	52,074	$ 3,035,393	$ 600,000	$ 2,435,393	17.3
	2010	6,913	36,051	42,964	$ 2,482,460	$ 600,000	$ 1,882,460	24.8
	Net Change	6,539	2,571	9,110	$ 552,934	$ —	$ 552,934	-7.5
OPTIONS HELD (7)
	Date Granted		Expiry Date	Number Granted	Exercise Price (8)		Total Unexercised	Value of Unexercised Options (9)
	February 28, 2003		February 28, 2013	3,000	$ 43.25		3,000	$45,120
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $177,500 ($50,000 in DSUs)

Don M. Wilson III Age: 63 Greenwich, Connecticut United States Director Since: 2008 Independent (1) Industry Expertise: Financial Services

Don M. Wilson III, a Corporate Director, retired from JP Morgan Chase & Co. in 2006 as Chief Risk Officer with responsibility for credit, equity, market, and operational risk globally. Mr. Wilson was also a member of JP Morgan’s Executive Committee and Operating Committee. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (M.B.A.).

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				18 of 19 (95%)		38 of 41 (93%)
	Human Resources				7 of 8 (88%)
	Risk Review				10 of 10 (100%)
	The Pension Fund Society of the Bank of Montreal				3 of 4 (75%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Ethan Allen Interiors Inc.				2010 – Present		Audit
SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2011	13,500	14,174	27,674	$ 1,613,117	$ 600,000	$ 1,013,117	9.2
	2010	13,500	10,519	24,019	$ 1,387,818	$ 600,000	$ 787,818	13.9
	Net Change	—	3,655	3,655	$ 225,300	$ —	$ 225,300	-4.7
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2011
2011: $189,000 ($189,000 in DSUs)

(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the categorical standards adopted by the Board as described under the heading “Director Independence” on page 57. Mr. Downe is not independent under the standards as he is an executive of the Bank.
(2)	“Shares” refers to the number of Shares beneficially owned, or over which control or direction is exercised, by the nominee as at January 31, 2012 in respect of 2011 and January 31, 2011 in respect of 2010.

13	Bank of Montreal Management Proxy Circular

Continuing Education and Skills

(3)	“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plans referenced on page 16 as at January 31, 2012 in respect of 2011 and January 31, 2011 in respect of 2010.
(4)	The “Total Amount at Risk” is determined by multiplying the number of Shares, DSUs and Units held by each nominee as at January 31, 2012 in respect of 2011 and January 31, 2011 in respect of 2010 by the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on each such date ($58.29 and $57.78, respectively).
(5)	“Minimum Required” refers to the minimum value of Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Under the new fee structure adopted starting in fiscal 2012, non-employee directors are required to hold at least eight times the cash retainer portion of the annual director fee in Shares or DSUs. This is equivalent to the amount required under the prior fee structure which required Share and/or DSU holdings of at least six times the annual retainer. See page 16.
(6)	“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by (i) for 2011, the aggregate of the cash retainer and equity portion of the annual director fee ($175,000 under the new fee structure — see page 16 “Directors Compensation and Attendance”), and (ii) for 2010, the director annual retainer of $100,000 under the prior fee structure. The negative net change for most directors is a result of this change in fee structure.
(7)	“Options” refers to the number of unexercised options held by the nominee under the Non-Officer Director Stock Option Plan described on page 54 as at January 31, 2012. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003.
(8)	“Exercise Price” or “Strike Price” is the closing price of Shares on the TSX on the trading day immediately preceding the grant date of the option – see page 54 “Non-Officer Director Stock Option Plan”.
(9)	“Value of Unexercised Options” is determined by multiplying the number of unexercised options held by each nominee as at January 31, 2012 by the difference between the closing price of Shares on the TSX on January 31, 2012 of $58.29 and the exercise price of such options.
(10)	“Units” refers to the number of deferred stock units under the Bank’s Deferred Stock Unit Plan for Executives, and restricted share units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. Downe as at January 31, 2012 in respect of 2011 and January 31, 2011 in respect of 2010. Note that Mr. Downe was not entitled to receive DSUs under the directors’ Deferred Share Unit Plans referenced on page 16.
(11)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Share ownership requirements” on page 28. Requirements are determined as a multiple of base salary reported in Canadian dollars. Mr. Downe’s base salary has been converted into Cdn dollars at the average rate of exchange for the fiscal year as follows: for 2011, US $1.00 = Cdn. $0.9852 and for 2010, US $1.00 = Cdn $1.0426.
(12)	The market or payout values of vested share-based awards not paid out or distributed as at October 31, 2011 using the closing Share price on the TSX on that date ($58.89) were Robert M. Astley ($1,540,509), David R. Beatty ($2,632,896), Sophie Brochu ($60,052), Robert Chevrier ($1,172,013), George A. Cope ($826,844), Christine A. Edwards ($171,946), Ronald H. Farmer ($1,634,734), David A. Galloway ($3,945,294), Harold N. Kvisle ($1,331,272), Bruce H. Mitchell ($2,597,090), Phiilip S. Orsino ($2,401,074), Martha C. Piper ($1,007,220), J. Robert S. Prichard ($2,201,809), Guylaine Saucier ($2,233,801) and Don Wilson III ($769,148).

Continuing Education and Skills

Continuing Education

Directors must continually update their knowledge and understanding of the Bank’s business and regulatory environment. The Bank provides many opportunities for directors to make site visits, and to read and hear about specialized and complex topics relevant to the Bank’s operations. In connection with every Board meeting, directors are also provided with articles and publications of interest. Some of the presentations and publications provided to the Board and its committees this year are set out below:

Quarter	Topic
Ongoing presentations and programs	Regular legal and regulatory developments reports on relevant topics including:
	•	Dodd-Frank Wall Street Reform and Consumer Protection Act and related proposals and requirements of various agencies and regulatory authorities, including those related to whistleblowers, capital plan reviews, stress testing guidance, Volcker rule
	•	Basel Committee proposals, principles and requirements
	•	US Foreign Account Tax Compliance Act
	•	Federal Budget Measures
	•	Chinese regulatory requirements
	•	Pension trends and matters
	•	Global governance trends
	•	Executive compensation requirements and guidance
Presentations and publications by BMO Chief Economist and group on matters including North American and global outlook, European sovereign debt crisis
International Financial Reporting Standards
BMO Capital Markets Trading Floor Program
Fiscal Q1, 2011

Market Risk Stress Testing Benchmarking Review, presentation by management

Review of Model Risk Practices, presentation by management

Intensity and Effectiveness of SIFI Supervision – Recommendations for enhanced supervision, Financial Stability Board report, November 2, 2010

Review of Canadian Federal Financial Institutions Legislation, presentation by management

Household indebtedness in Canada, Bank of Canada presentation Mark Carney, Governor Bank of Canada at the Meeting of Bank of Canada and Chartered Banks, November 24, 2010

AML including money laundering, terrorist financing and sanctions, presentation by management

The Financial Crisis of 2015, An Avoidable History, Oliver Wyman report on the State of the Financial Services Industry, 2011

Fiscal Q2, 2011	100 Questions Directors Should ask When Assessing the Effectiveness of Risk Systems, conference notes from OSFI, January 28, 2011 Board & Corporate Governance, presentation by management
Fiscal Q3, 2011	Materiality Definition for Regulatory Capital Modifications (including Model Changes and AIRB Waivers and Exemptions), presentation by management
Fiscal Q4, 2011	Payments regulation in Canada and the U.S., presentation by management
Fiscal Q1, 2012

Basel II Market Risk Amendments, presentation by management

History of Credit Valuation Adjustment and Debt Valuation Adjustment, presentation by management

Repo and Global Equity Finance Business, presentation by management

Bank of Montreal Management Proxy Circular	14

Continuing Education and Skills

This year, as part of the Bank’s annual Strategy Session, all directors participated in an assignment focusing on a particular area of a business line.

Division	Area of Focus	Participants
Personal and Commercial Banking Canada	Commercial deposit/cash management opportunity	Bruce H. Mitchell Robert Chevrier J. Robert S. Prichard
BMO Capital Markets	Client experience/share-of-wallet	Sophie Brochu Harold N. Kvisle Don M. Wilson III
Personal and Commercial Banking U.S.	Business impact of regulatory changes	Christine A. Edwards David A. Galloway Martha C. Piper
Private Client Group	Cross-line of business collaboration	Robert M. Astley Philip S. Orsino
International	Portfolio priorities	Guylaine Saucier David R. Beatty
Technology and Operations	Customer experience/technology capabilities	Ronald H. Farmer George A. Cope

Board members also participated in professional development programs, including conferences and seminars given by the Institute of Corporate Directors, the Global Risk Institute in Financial Services, Rotman School of Management, McGill Executive Institute, The Conference Board of Canada, Oliver & Wyman, PwC, Deloitte, and the Chamber of Commerce – Canada/France.

Skills Matrix

Non-employee directors identify their skills and experience in January of each year. The information is used to assess the overall strength and diversity of the Board, as shown below:

Executive Leadership (a)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Other Board experience (b)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Accounting and Finance (c)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Investment Banking/Mergers & Acquisitions (d)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Risk Management (e)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Human Resources (f)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

Corporate Responsibility/Sustainability (g)

✓

✓

✓

✓

✓

✓

✓

Legal (h)

✓

✓

Strategic Planning (i)

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

✓

(a)
Experience as senior executive/officer of a publicly listed company or major organization.

(b)
Served as a board member of a public, private or non-profit entity.

(c)
Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or US Generally
Accepted Accounting Principles and/or International Financial Reporting Standards.

(d)
Experience with investment banking or mergers and acquisitions.

(e)
Knowledge of, and experience with, internal risk controls, risk assessments and reporting.

(f)
Experience with benefit, pension and compensation programs (in particular, executive compensation programs).

(g)
Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.

(h)
Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.

(i)
Experience in the development and implementation of a strategic direction of a large organization.

15

Bank of Montreal Management Proxy Circular

Directors’ Compensation/Attendance

Directors’
Compensation and Attendance

Directors’ Compensation – Fiscal 2011

Description of fee (a)

Amount

Annual retainer fee (director)

$100,000 per year

Board meeting fee

$2,000 per meeting

Committee meeting fee (b)

$1,500 per meeting

Chair retainer fees:

Chairman of the Board

$300,000 per year (c)

Audit Committee

$40,000 per year

Governance and Nominating Committee

$15,000 per year

Human Resources Committee

$25,000 per year

Risk Review Committee

$25,000 per year

  The Pension Fund Society of the Bank of
Montreal

$15,000 per year

A travel fee: $1,500 per trip to a
meeting(s) where (i) a director’s principal residence is two or more time zones from the meeting location; or (ii) a director must cross a country border from their principal residence.

(a)
We only pay non-employee directors. They were also reimbursed for expenses incurred in attending board and committee meetings.

(b)
Includes meetings of the Board of Directors of The Pension Fund Society of Bank of Montreal.

(c)
Amount includes the directors’ annual retainer. The Chairman of the Board receives meeting fees for special meetings, but not for regularly scheduled meetings.

Directors’ Compensation – Fiscal 2012

Starting in fiscal 2012, the Board has adopted the following flat fee structure for director compensation. The flat fee structure is simpler to administer and disclose and aligns better with the job of being a director of the Bank. A director’s duty is to be available to assist and represent the Bank 365 days a year. Attendance at meetings is an important part of that but not the whole job. Providing advice outside of meetings, identifying opportunities for the Bank and generally being attentive to the best interests of the Bank at all times are important elements of the role of the director. A flat fee structure better compensates for this responsibility.

Description of fee (a)

Amount

Annual retainer fee (including membership on two committees)

$175,000 ($100,000 equity and a $75,000 cash retainer) (b)

Fee for each additional committee (c) membership in excess of two

$10,000

Fee for each special Board meeting in excess of five per year

$2,000

Fee for each special committee (c) meeting in excess of five per year

$1,500

Chair retainer fees:

Chairman of the Board

$350,000 per year (d)

Audit Committee

$40,000 per year

Governance and Nominating Committee

$20,000 per year

Human Resources Committee

$25,000 per year

Risk Review Committee

$25,000 per year

  The Pension Fund Society of the Bank of
Montreal

$15,000 per year

A travel fee: $1,500 per trip to a
meeting(s) where (i) a director’s principal residence is two or more time zones from the meeting location; or (ii) a director must cross a country border from their principal residence.

(a)
We only pay non-employee directors. They are also reimbursed for expenses incurred in attending board and committee meetings.

(b)
Subject to election by directors to take all or a portion of the cash retainer in additional Shares or DSUs.

(c)
Includes meetings of the Board of Directors of The Pension Fund Society of Bank of Montreal.

(d)
Includes the directors’ annual retainer.

To illustrate the
difference between the former and new fee structures, a hypothetical director who was Chair of the Risk Review Committee and also sat on the Human Resources Committee would have received $198,000 including his or her annual retainer and board and committee meeting fees, based on 2011 scheduled meetings, for a fiscal year. Under the new fee structure, the same director would have received

$200,000 for a fiscal year. A second example is a director who sat on the Audit Committee, Governance and Nominating Committee, and Human Resources Committee and was not Chair of any of them.
Under the former prior fee structure, such director would have received $182,000 for a fiscal year while under the new fee structure would have received $185,000, in both cases based on 2011 scheduled meetings.

Directors’ Compensation and Required Share Ownership

The Board approved amendments to the director share ownership guidelines effective October 25, 2011 in conjunction with the adoption of the new fee structure. Each non-management director must hold at least eight times the cash retainer portion of their annual fee in either Shares or DSUs based on the greater of the following: (i) the closing price of the Shares at the end of the fiscal year and
(ii) their acquisition cost (for Shares) or value at the time credited (for DSUs). Until the minimum shareholding is achieved, a director must take all remuneration paid to him or her in the form of Shares or DSUs. Under the prior fee structure, directors were required to hold at least six times their annual retainer in Shares or DSUs. The amounts however, under the prior and new fee structures, are equivalent based on the current retainer amounts.

Under the fee structure used prior to fiscal 2012, even after reaching the minimum shareholding requirement directors were still required to take at least 50% of their annual retainer fee (including any retainer fee paid for serving as the Chair of the Board or one of the committees) in Shares or DSUs. For meeting fees earned in fiscal 2011, directors could choose to take such fees in cash, Shares, or DSUs.
Of the 15 non-employee directors who were serving on the Board at the end of fiscal 2011, 10 chose to take all of their remuneration in Shares or DSUs.

Under the new fee structure, directors receive a minimum of $100,000 of their $175,000 annual retainer fee in either Shares or DSUs. They may also elect to take all or a part of the cash portion of their annual retainer fee in additional Shares or DSUs. This election also applies to any fees for chair retainers, special meetings and travel. For 2012, 10 of the 13 non-employee director nominees have chosen to take all of their remuneration in Shares or
DSUs.

Shares and DSUs Owned by Non-employee Directors and Nominee

As at January 31, 2012:

•

Total Shares: 138,897

•

Total DSUs: 297,352

•

Total Value of Shares: $8,096,306

•

Total value DSUs: $17,332,648

•

Total value Shares and DSUs: $25,428,954

(based on closing price of Shares on TSX of $58.29 on January 31, 2012).

As at October 31, 2011, all non-employee directors met the minimum share ownership requirements, except for Ms. Brochu and Ms. Edwards, who only joined the Board on March 22, 2011 and
August 1, 2010, respectively.

What are Deferred Share Units?

DSUs (or deferred share units) are ownership interests that have the same economic value as Shares. Non-employee directors of the Bank and BMO Financial Corp. receive DSUs under the terms of their respective DSU plans. The DSUs vest immediately, and accrue dividend equivalents when dividends are paid on Shares. Directors are not paid out their DSUs until they leave the Board and the boards of all Bank affiliates. At that time, they may receive payment for their DSUs in cash or in Shares purchased on the open market.

Bank of Montreal Management Proxy Circular

16

Directors’ Compensation

Directors’ Compensation for Fiscal 2011

The following table sets out compensation paid by the Bank and its subsidiary BMO Financial Corp. to non-employee directors who served as directors during fiscal
2011.

Director

 Board retainer
($)

Committee Chair retainer ($)

  Non-
executive Chairman retainer ($)

Board attendance fee ($) (a)

Committee attendance fee ($)

Travel fee ($)

Other fees ($)

  Total
($)

 Portion of fees taken in cash, Shares and/or DSUs
($)

Total DSUs value vested or earned ($) (b)

Annual Retainer: 50% in cash and 50% in DSUs.
 Meeting fees:   100% in cash. (c)

153,150

Robert M. Astley

100,000

25,000

46,000

37,500

3,000

211,500

Annual Retainer: 50% in cash and 50% in DSUs. Meeting fees:
100% in cash.

172,204

David R. Beatty (d)

100,000

42,000

27,000

1,500

170,500

Sophie Brochu (e)

66,667

24,000

7,500

3,000

101,167

100% in DSUs

102,169

Annual Retainer: 50% in cash and 50% in DSUs.  Meeting fees:   100% in cash. (f)

103,927

Robert Chevrier (d)

100,000

15,000

44,000

16,500

3,000

178,500

George A. Cope

100,000

44,000

10,500

1,500

156,000

100% in DSUs

192,245

Christine A. Edwards

100,000

46,000

22,500

16,500

4,500(g)

189,500

100% in DSUs

194,596

Ronald H. Farmer

100,000

46,000

27,000

3,000

176,000

100% in DSUs

249,668

David A. Galloway (h)

300,000

8,000

4,500

3,000

107,623(i)

423,123

100% in DSUs (j)

498,838

Harold N. Kvisle

100,000

38,000

21,000

7,500

166,500

100% in DSUs

226,300

Bruce H. Mitchell

100,000

25,000

46,000

25,500

3,000

1,500(k)

201,000

100% in DSUs

319,172

Philip S. Orsino

100,000

40,000

42,000

28,500

1,500

1,500(k)

213,500

100% in DSUs

322,171

Annual Retainer: 50% in cash and 50% in DSUs.  Meeting fees:   100% in DSUs(l).

174,950

Martha C. Piper

100,000

40,000

22,500

9,000

171,500

J. Robert S. Prichard

100,000

15,000

46,000

25,500

3,000

189,500

100% in DSUs

289,368

Jeremy H. Reitman (m)

50,000

22,000

9,000

1,500

82,500

100% in DSUs

156,356

Annual Retainer: 50% in cash and 50% in DSUs.  Meeting fees:   100% in cash.

153,551

Guylaine Saucier

100,000

46,000

28,500

3,000

177,500

Annual Retainer: 50% in cash and 50% in DSUs.  Meeting fees:   100% in cash.

43,305

Nancy C. Southern (m)

50,000

16,000

10,500

3,000

79,500

Don M. Wilson III

100,000

44,000

30,000

12,000

3,000(n)

189,000

100% in DSUs

222,150

Total

1,466,667

120,000

300,000

640,000

354,000

78,000

118,123

3,076,790

  Total fees paid in DSUs:
 $2,299,735   Total fees paid
in Common Shares: 0 Total fees paid in cash: 777,055

3,574,120

(a)
Includes two meeting fees where the meeting extends over a two day period.

(b)
Includes value at grant date of DSUs for compensation earned in fiscal 2011 and dividends paid on each director’s aggregate DSU holdings in fiscal 2011 in the form of additional DSUs. In the case of Mr. Galloway, includes DSUs granted pursuant to the terms of a plan offered to directors of BMO Financial Corp. (converted to Cdn $ in accordance with note (i) below).

(c)
Committee Chair retainer taken in cash. Represents election for January 1, 2011 to October 31, 2011; for November and December 2010, Mr. Astley elected 100% DSUs.

(d)
Effective March 20, 2012, Messrs. Beatty and Chevrier will retire as members of the Board.

(e)
Effective March 22, 2011, Ms. Brochu was elected to the Board.

(f)
Committee Chair retainer taken in cash.

(g)
Includes fees paid for attending Committee meetings as an invitee and a fee paid for attending a regulatory meeting.

(h)
Effective March 20, 2012, Mr. Galloway will retire as a director and as Chairman of the Board.

(i)
Includes US $110,000 received by Mr. Galloway in compensation for serving as a director of BMO Financial Corp. during fiscal 2011. Such amount was paid in US $ and converted for the purposes of this disclosure to Cdn $ at the rate of exchange at the grant dates of US$0.9894 = Cdn $1.00 at January 14, 2011, US$0.9601 = Cdn $1.00 at April 15, 2011, US$0.9536 = Cdn $1.00 at July 15, 2011, US$1.0105 = Cdn $1.00 at October
14, 2011.

(j)
Based solely on service on the Bank of Montreal Board of Directors. As indicated on page 18 under “Compensation from Subsidiaries/Affiliates”, Mr. Galloway earned an annual retainer of US$110,000 for serving as a director of BMO Financial Corp. and received US$20,000 of that annual retainer in DSUs.

(k)
Includes a fee paid for attending a regulatory meeting.

(l)
Represents election for January 1, 2011 to October 31, 2011; for November and December 2010, Dr. Piper elected 100% DSUs.

(m)
Effective March 22, 2011, Mr. Reitman and Ms. Southern retired as members of the Board.

(n)
Includes fees paid for attending Committee meetings as an invitee.

17

Bank of Montreal Management Proxy Circular

Directors’ Compensation

Compensation from Subsidiaries/Affiliates

From time to time, non-employee Bank directors serve as directors of subsidiaries and affiliates of the Bank. They are paid for their services and reimbursed for travel and other expenses incurred in attending board and committee meetings. During fiscal 2011, Mr. Galloway was the only non-employee Bank director who was paid for serving as a director of a Bank subsidiary or affiliate. Mr. Galloway was a director of BMO Financial Corp., our U.S. bank holding company, and was paid an annual retainer of US$110,000, of which US$20,000 was in DSUs pursuant to a plan offered to directors of BMO Financial Corp.

Non-Officer Director Stock Option Plan

The granting of
options under the Non-officer Director Stock Option Plan was discontinued effective November 1, 2003. See page 54 for a description of the plan.

The table below shows the non-employee directors who had unexercised option awards as at October 31, 2011.

Option-based Awards

Name

Number of Securities underlying unexercised Options

Option Exercise Price

  Option Expiry
Date

  Value of Unexercised Options (as
at October 31, 2011) (a)

Robert Chevrier

4,723

$36.01

March 1, 2012

$108,062.24

Robert Chevrier

3,000

$43.25

February 28, 2013

$46,920.00

David A. Galloway

7,500

$36.01

March 1, 2012

$171,600.00

David A. Galloway

3,000

$43.25

February 28, 2013

$46,920.00

Bruce H. Mitchell

7,500

$36.01

March 1, 2012

$171,600.00

Bruce H. Mitchell

3,000

$43.25

February 28, 2013

$46,920.00

Philip S. Orsino

7,500

$36.01

March 1, 2012

$171,600.00

Philip S. Orsino

3,000

$43.25

February 28, 2013

$46,920.00

J. Robert S. Prichard

7,500

$36.01

March 1, 2012

$171,600.00

J. Robert S. Prichard

3,000

$43.25

February 28, 2013

$46,920.00

Guylaine Saucier

6,500

$36.01

March 1, 2012

$148,720.00

Guylaine Saucier

3,000

$43.25

February 28, 2013

$46,920.00

(a)
The value of unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the Shares on the TSX on October 31,
2011 ($58.89 per share).

  Directors’ Attendance for Fiscal 2011
The table below shows a summary of directors’ attendance for fiscal 2011.

Summary of Attendance of Directors

 Board
(19 meetings)

 Audit Committee
(9 meetings)

Governance & Nominating Committee (7 meetings)

 Human Resources Committee
(8 meetings)

 Risk Review Committee
(10 meetings)

 The Pension Fund Society of the   Bank of Montreal Board of   Directors
(4 meetings)

TOTAL

#

%

#

%

#

%

#

%

#

%

#

%

%

  Robert M.
Astley

19

100

–

–

7

100

8

100

10

100

–

–

100

  David R. Beatty
(a)

17

89

–

–

–

–

8

100

10

100

–

–

95

  Sophie Brochu
(b)

10/11

91

5/5

100

–

–

–

–

–

–

–

–

94

  Robert Chevrier
(a)

18

95

7

78

–

–

–

–

–

–

4

100

91

  George A.
Cope

18

95

–

–

–

–

7

88

–

–

–

–

93

  William A. Downe
(c)

19

100

9

100

7

100

8

100

10

100

–

–

100

  Christine A.
Edwards

19

100

2/2 (d)

100

–

–

5/5 (e)

100

10

100

–

–

100

  Ronald H.
Farmer

19

100

8

89

–

–

8

100

–

–

2/2 (f)

100

97

  David A. Galloway
(g)

19

100

9

100

7

100

7

88

9

90

3

75

95

  Harold N.
Kvisle

16

84

–

–

–

–

5/5 (h)

100

9

90

–

–

88

  Bruce H.
Mitchell

19

100

–

–

7

100

–

–

10

100

–

–

100

  Philip S.
Orsino

17

89

9

100

6

86

–

–

4/4 (i)

100

–

–

92

  Martha C.
Piper

18

95

8

89

4/4 (j)

100

3/3 (k)

100

–

–

–

–

94

  J. Robert S.
Prichard

19

100

–

–

7

100

–

–

10

100

–

–

100

  Jeremy H. Reitman
(l)

9/9

100

4/4

100

–

–

–

–

–

–

2/2

100

100

  Guylaine
Saucier

19

100

9

100

–

–

–

–

10

100

–

–

100

  Nancy C. Southern
(l)

7/9

78

–

–

2/3

67

–

–

3/4

75

2/2

100

78

  Don M. Wilson
III

18

95

2/2 (m)

100

–

–

7

88

10

100

3

75

93

Average Percentage

96%

96%

96%

96%

97%

89%

96%

Bank of Montreal Management Proxy Circular

18

Directors’ Attendance

(a)
Effective March 20, 2012, Messrs. Beatty and Chevrier will retire as members of the Board.

(b)
Effective March 22, 2011, Ms. Brochu was appointed to the Board and to the Audit Committee.

(c)
During fiscal 2011, Mr. Downe attended committee meetings, in full or in part as appropriate, at the request of the committees but was not a member of any committee.

(d)
Ms. Edwards attended the January 24, 2011 and February 28, 2011 Audit Committee meetings as an invitee.

(e)
Effective March 22, 2011, Ms. Edwards was appointed to the Human Resources Committee.

(f)
Effective March 22, 2011, Mr. Farmer was appointed to the Board of Directors of The Pension Fund Society of the Bank of Montreal.

(g)
Effective March 20, 2012, Mr. Galloway will retire as a director and as Chairman of the Board.

(h)
Effective March 22, 2011, Mr. Kvisle was appointed to the Human Resources Committee.

(i)
Effective March 22, 2011, Mr. Orsino ceased to be a member of the Risk Review Committee.

(j)
Effective March 22, 2011, Dr. Piper was appointed to the Governance and Nominating Committee.

(k)
Effective March 22, 2011, Dr. Piper ceased to be a member of the Human Resources Committee.

(l)
Effective March 22, 2011, Mr. Reitman and Ms. Southern retired as members of the Board.

(m)
Mr. Wilson III attended the November 19, 2010 and December 6, 2010 Audit Committee meetings as an invitee.

More Disclosure About our Directors

To the Bank’s
knowledge, as at January 31, 2012 or within the last 10 years, no proposed director of the Bank is or has been:

(a)
a director, chief executive officer or chief financial officer of any company (including the Bank):

(i)
subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

except as follows:

Guylaine Saucier, a director of the Bank, was subject to a May 17, 2004 cease trade order because she was a director of Nortel Networks Corporation and Nortel failed to file financial statements. The cease trade order was revoked on June 21, 2005. Ms. Saucier is no longer a director of Nortel.

Philip Orsino, a director of the Bank, was a director
of CFM Corporation from July 2007 until he resigned in March 2008. In April 2008, CFM filed for protection under the CCAA.

19

Bank of Montreal Management Proxy Circular

Committee Reports

Corporate Governance

Bank of Montreal embraces high standards of corporate governance, which reflect not only applicable legal and regulatory requirements but also evolving best practices. We believe sound corporate governance is the foundation for responsible business behaviour towards our key stakeholders. For a complete discussion of our corporate governance practices, please refer to our Statement of Corporate Governance Practices starting on page 57 of this circular.

This section includes reports of the audit committee, the governance and nominating committee, the risk review committee and the human resources committee, summarizing the responsibilities of the committees of the board and highlighting key accomplishments in 2011.

Report of the Audit Committee

Members: Philip Orsino (Chair), Sophie Brochu, Robert Chevrier, Ronald Farmer, David Galloway, Martha Piper, Guylaine Saucier

The Audit Committee, which is also the Conduct Review Committee of the Bank, is responsible for assisting the Board in fulfilling its oversight responsibility for the integrity of the Bank’s financial reporting. The Committee oversees the Bank’s internal controls, the performance of its internal and external audit functions, related party transactions, conflicts of interest and ethics. In addition, the
Committee acts as the audit and conduct review committee of certain designated subsidiaries.

The Board has determined that each member of the Audit Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (the “SEC”) and NYSE standards, and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee
Financial Expert” as such term is defined under SEC rules.

In 2011, the Committee:

Financial reporting and internal controls

•

  Recommended for approval by the Board the Consolidated Financial Statements and related Management’s Discussion and Analysis, financial releases, and the
Annual Information Form.

•

  Evaluated the appropriateness of the Bank’s accounting and financial reporting, the effectiveness of the Bank’s internal control framework, the
Shareholders’ Auditors and the Corporate Audit function.

•

  Oversaw financial matters associated with the acquisition and integration of U.S.-based Marshall & Ilsley Corporation from an accounting, reporting, control and Corporate Audit perspective.

•

  Received several educational presentations (including International Financial Reporting Standards (“IFRS”) and anti- money laundering).

Governance and risk

•

Approved revisions to: FirstPrinciples – the Bank’s Code of Business Conduct and Ethics; the Committee’s Charter; the Corporate Audit
Mandate; and Corporate Policies or Procedures relating to Auditor Independence, Disclosure, Internal Control, Legislative Compliance Management and the Bank’s whistleblower procedures .

•

Reviewed the effectiveness of the key controls through which legal and regulatory risk is managed, including reports on material legal and compliance matters, significant legislative and regulatory developments and material transactions with related parties, litigation reports, and the Bank’s progress in preparation for the implementation of IFRS.

•

Reviewed the nature and scope of independent third party reviews for the Finance and Compliance Functions, approved the appointment of the third parties to conduct these reviews, and reviewed the third party report on Corporate Audit's adherence to professional standards. Such reviews are undertaken periodically as a matter of good governance.

•

Met regularly in private with each of the Shareholders’ Auditors, Chief Auditor and General Counsel.

•

  Monitored correspondence with regulators, current market issues and legal and regulatory developments having an impact on the Bank’s operations.

Strategic matters

•

  Considered a number of presentations on the Bank’s Foreign and Domestic Operations to achieve a greater understanding of business strategies and performance.

•

Welcomed one new member: Sophie Brochu (a newly appointed director in 2011 and President and Chief Executive Officer, Gaz Metro).

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2011. The mandate is contained in the Committee’s Charter at
www.bmo.com/investorrelations/corporategovernance.

Philip S. Orsino

Chair

Bank of Montreal Management Proxy Circular

20

Committee Reports

Report of the Governance and Nominating Committee

Members: Robert Prichard (Chair), Robert Astley, David Galloway, Bruce Mitchell, Philip Orsino, Martha Piper

The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board and managing the Bank’s process for orientation and assessment of the Board, Board Committees and Directors.

In 2011, the Committee:

Director Assessments and Board Composition

•

Evaluated the composition, size, competencies and skills of the Board and oversaw a Board Renewal process that resulted in the election of Sophie Brochu to the
Board following the 2011 Annual Meeting of Shareholders and the addition of Eric La Flèche to the list of Director Nominees for consideration at the 2012 Annual Meeting of Shareholders.

•

Administered the process whereby the Chairman of the Board and each Board Committee Chair developed annual objectives which were then used in the annual assessment of the effectiveness of the Chairman of the Board, the Board Committee Chairs, the Board and each Board Committee.

•

Amended and administered the peer review process for all existing directors and reviewed the overall results.

•

  Recommended the nominees to stand for election as Directors at the Annual Meeting of Shareholders and recommended the Board Committee Members and Chairs for appointment.

•

Assessed the effectiveness of the Bank’s strategy session.

Governance Commitment

•

Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements. For a complete discussion of the
Bank’s corporate governance practices, see the Statement of Corporate Governance Practices starting on page 57 of this Management Proxy Circular or www.bmo.com/investorrelations.

•

Assessed the independence, shareholdings and attendance of each Director and supervised the assessment of the suitability of Directors in accordance with
Guideline E-17 of the Office of the Superintendent of Financial Institutions.

•

  Monitored the Bank’s practices related to governance against emerging best practices (including Board and Shareholder engagement matters).

•

Undertook a review of the Bank’s corporate governance documents (including the Board Mandate, the Board Committee Charters, Position Descriptions and the
Board Approval/Oversight Guidelines) and approved the Committee’s Charter and the Orientation Programs for new Directors and Board Committee Members.

Succession Planning

•

Administered the process for the appointment of the Chairman of the Board resulting in the recommendation of J. Robert S. Prichard as the new Chairman of the
Board following the re-election to the Board of Directors at the 2012 Annual Meeting of Shareholders and the retirement of David A. Galloway after 8 years as Chairman.

Director Compensation

•

Recommended a “flat fee” director compensation fee structure, effective November 1, 2011, that is focused on providing simplicity, transparency and alignment with respect to the role of a Director and the best interests of the Bank.

The Committee is satisfied that it has
fulfilled its mandate for the year ended October 31, 2011. The mandate is contained in the Committee’s Charter at www.bmo.com/investorrelations/corporategovernance.

J. Robert S. Prichard

Chair

Report of the Risk Review Committee

Members: Bruce Mitchell (Chair), Robert Astley, David Beatty, Christine Edwards, David Galloway, Harold Kvisle, Robert Prichard, Guylaine Saucier, Don Wilson III

The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk, adherence to Risk Management Corporate Policies, and compliance with risk-related regulatory requirements.

In 2011, the Committee:

Identification and Management of Risk

•

Approved the Bank’s market risk profile, certain credit risk exposures and the credit policy exception process, limits delegated to management, the
Committee’s Charter, risk-based demand for capital inclusion in the capital plan and assessments of capital adequacy, risk appetite statement and certain risk-related corporate policies.

•

Assessed the Bank’s credit, market, operational, reputational, and liquidity and funding risk profiles.

•

Reviewed allowances for credit losses, selected business unit strategies and products, core methods and procedures established by management to control key risks, various stress test reports, and material outsourcing arrangements in satisfaction of OSFI Guideline B-10.

Strategic Matters

•

Considered presentations on the impact of the global economy on the industry and the Bank’s business units and risk profile, and received updates from management on various matters, including the Bank’s integration of Marshall & Ilsley Corporation in the U.S. from a risk perspective, risk management practices compared to industry best practices, structured credit exposures, current and forecast capital and liquidity positions, and Internal Capital Adequacy Assessment Process.

Oversight and Governance

•

Reviewed the nature and scope of independent third party review for the Risk Function, approved the appointment of the third party to conduct the review and reviewed the resulting report with management and regulators. The review was undertaken as a matter of good governance.

•

  Monitored risk matters discussed by the U.S.-based Risk Oversight Committee, emerging risk issues, the European Debt Crisis and prevailing global market conditions.

•

  Oversaw the review of the Bank’s risk organization, risk governance and various risk management practices on a regularly scheduled basis.

Regulatory Change

•

  Received updates from management on Basel III capital and liquidity regulatory reform as well as on risk and recovery plans being developed, as required by OSFI.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2011. The mandate is contained in the
Committee’s Charter at www.bmo.com/investorrelations/corporategovernance.

Bruce H. Mitchell

Chair

21

Bank of Montreal Management Proxy Circular

Committee Reports

Report of the Human Resources Committee

Members: Robert Astley (Chair), David Beatty, George Cope, Christine Edwards, Ronald Farmer, David Galloway, Harold Kvisle, Don Wilson III

The Human Resources Committee oversees human resources strategies, including compensation and talent management. As required by its Committee Mandate, members of this Committee have, or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and Nominating Committee completed an annual review of the Committee’s membership in July 2011, and concluded the Committee has an appropriate level of expertise and experience related to risk management for financial institutions and compensation practices. Six members of the Committee are also members of the Bank’s Risk Review Committee.

In 2011, the Committee:

Compensation oversight and governance

•

Evaluated whether the Bank’s compensation programs and practices align with the Financial Stability Board’s Principles (FSB Principles) and the related requirements of OSFI and other jurisdictions we operate in including the U.S. Federal Reserve Guidance on Sound Incentive Compensation Policies, and concluded the Bank is aligned with these requirements.

•

  Reviewed compensation programs with an independent advisor, and concluded that compensation programs do not encourage excessive or inappropriate risk-taking.

•

Reviewed the performance of the Committee’s independent advisor.

•

  Met without management present at the beginning and end of every regularly scheduled meeting, and met with the Committee’s independent advisor without management present.

CEO and Senior Executive compensation

•

Assessed the President and Chief Executive Officer’s performance against his objectives for the past fiscal year, reviewed the assessment with the Board, and recommended his compensation to the independent members of the Board for approval.

•

  Approved annual performance assessments submitted by the President and Chief Executive for the Senior Executives (the Bank’s eight most senior executives), and approved their compensation.

Talent and succession planning

•

  Recommended to the Board Senior Executive appointments and reassignments, and reviewed appointments and reassignments for other executives.

•

  Ensured comprehensive succession and talent management plans are in place for the President and Chief Executive Officer and key senior management roles, and reviewed succession plans with the Board.

•

Continued to monitor leadership bench strength and talent strategies in key Operating Groups.

Strategic matters

•

Approved changes to the fiscal 2011 executive incentive pay metrics to more closely align executive compensation with BMO’s strategic priorities including:
1) adding a customer loyalty/experience metric for all Operating Groups, a cash operating leverage metric for the Bank and Capital Markets, and a modifier for the Bank and Operating Groups that balances current performance with investing for the future; 2) increasing the weighting of return on equity for the Bank and Capital Markets; 3) reducing the weighting of cash earnings per share growth and revenue growth for the Bank, and net income after tax for Capital Markets.

•

  Approved a change to the Capital Markets compensation plans for fiscal 2012, incorporating total Bank performance into the calculation of the Capital
Markets’ incentive pool.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2011.
The mandate is contained in the Committee’s Charter at www.bmo.com/investorrelations/corporategovernance.

Robert M. Astley

Chair

Bank of Montreal Management Proxy Circular

22

Compensation Discussion and Analysis

Compensation Discussion and Analysis

Bank of Montreal’s vision is to be the Bank that defines great customer experience. Its guiding principle is to maximize total shareholder return and balance its commitments to financial performance, customers, employees, the environment and the communities where we live and work.

This
section of the management information circular describes how the Bank’s compensation policies and structure support this vision, without encouraging excessive or inappropriate risk-taking.

Message from the Chair of the Human Resources Committee

24

1. Compensation Governance and Oversight

25

2. Compensation Approach

27

3. Program Components

30

4. How the Incentive Plans Work

31

5. 2011 Results

35

6. 2011 Named Executive Officers’ Compensation

37

Executive Compensation Tables

47

Other Information

52

Additional Disclosure

55

23

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Message from the Chair of the Human
Resources Committee

Shareholders invest in Bank of Montreal for many reasons:

•

clear growth strategy

•

well-positioned businesses in the current environment

•

strong financial position

•

proactive risk management

•

commitment to stakeholders

Strategy and Performance:

The approach the Human Resources Committee takes to executive compensation – how we structure, award and govern it – ultimately is designed to motivate our executives to achieve this broad range of investor expectations.

Our starting point is strategy. BMO’s vision is to be the Bank that defines great customer experience. Its aim is to deliver top-tier total shareholder return and balance our commitments to financial performance, customers, employees, the environment and communities. Its business planning process is rigorous and includes clear and direct accountability for annual and long-term performance that is measured against internal and external benchmarks and progress toward our strategic priorities. Executive compensation incorporates targets that support these objectives while carefully managing risk.

In 2011, BMO’s strategy delivered strong results, despite the significant market uncertainty we’ve seen over the past few years.

Net income increased by 16% to $3.3 billion, which produced earnings per share growth of 11% and return on equity (ROE) of 15.3%. In fact, BMO has achieved an ROE of 13% or better in 21 of the past 22 years –one of only two banks in our North American peer group to have done so. Revenue growth was good, and provisions for credit losses were lower. And while expenses increased at a slightly higher rate than revenues due to investments in the core businesses, incremental revenues exceeded incremental costs, which contributed to the growth in net income. Our 3-year TSR of 17.4% is an important measure for the Bank. This year, our 3-year TSR ranked second among our five Canadian bank peers, behind National Bank. Three-year TSR is directly linked to our mid-and long-term strategy and is an effective proxy for the development of sustainable profitable growth.

Closing of our acquisition of Marshall & Ilsley Corporation (M&I) was successful – on time, on budget and well managed. It added significant scale, provided an effective entry into new markets and was structured to create clear roles and facilitate synergies between Canadian and U.S. businesses. Early progress is encouraging, however completion of effective integration is critical and will be part of our compensation decisions for 2012.

We continued to advance our market position, and are well-positioned as a top ten North American bank with a clear and visible brand, a significantly expanded retail and wealth management footprint and a well-developed wholesale presence. Our U.S. loyalty scores are among the best in the industry, and BMO is consistently named one of the best places to work in Canada and the U.S.

These results had a direct impact on the compensation of our senior executives, whose profiles begin on page 37. They also point to the continuing strength of BMO management, led by Bill Downe, who, since his appointment to the role of President and CEO in 2007, has championed our strategy of becoming the Bank that defines great customer experience.

Chief Executive Officer Pay:

Mr. Downe’s total compensation this year was $9.9 million. The Committee based this award on our assessment of his performance against

Bank and individual performance targets for the year, which you can read more about starting on page 37. This represents an increase of 3.5%, due mainly to our strong relative 3-year TSR positioning, which increased mid- and long-term incentive awards. The Committee believes that having a significant portion of an executive’s total compensation linked to TSR helps ensure strong pay for performance alignment while motivating management to deliver top-tier results over the mid- and long-term. We believe our policy of increasing or decreasing the mid- and long-term incentive funding based on relative historic 3-year TSR is a best practice. In addition, more than 75% of his compensation was deferred, which is well above the guidelines of the Financial Stability Board’s Principles.

Keeping our eye on the
long-term:

We continually review our executive compensation programs, and introduced some important adjustments to the metrics in 2011, to more closely align short- and mid-term incentives with BMO’s strategic priorities:

•

Balanced risk taking: increased the weighting of return on equity in 2011 for the Bank and for Capital Markets, while slightly reducing the weighting of cash earnings per share growth and revenue growth for the Bank, and net income after tax for Capital Markets. This change reinforces the correlation between the amount of capital a business consumes and its inherent riskiness.

•

Expense management: added cash operating leverage as a primary metric for the Bank and for Capital Markets, to motivate executives to pursue efficient growth. While the Bank’s primary objective is profitable growth, expense management and operational efficiency are also important goals that contribute to profitability.

•

  Customer loyalty/experience: introduced a customer loyalty/experience metric for each Operating Group to focus on our vision to be the Bank that defines great customer experience.

•

  Future growth modifier: introduced a new modifier that allows adjustment up or down to balance current performance with investing for the future.

We also stepped up our focus on talent management and succession. In a talent management best practice, each Senior Executive presents his/her succession, development and talent strategies to the Committee, giving us more insight into the leadership bench strength in each business, and helping us make sure the right people will be in place to carry BMO’s strategy successfully into the future.

The Committee is very pleased with the progress the Bank made with its strategy this year and believes the Bank is well-positioned for long-term success. We’re confident that the 2011 compensation awards, and the metrics they were based on, are a fair reflection of the year’s achievements.

Robert M. Astley

Chair

Bank of Montreal Management Proxy Circular

24

Compensation Discussion and Analysis

1.
Compensation Governance and Oversight

Experienced Human Resources Committee of the Board with a disciplined process

Formalized Compensation Oversight Committee in 2011

Close alignment between compensation and risk management

Independent stress-testing
and back-testing

The Human Resources Committee of the Board of Directors is charged with establishing and overseeing the Bank’s compensation plans.

Eight directors currently sit on the Committee. All of the directors are independent, and their average tenure on the Committee is 4.25 years. Director biographies begin on page 7, and page 22 contains more information about the Committee and its activities in 2011.

On the Committee since

Robert M. Astley (Committee Chair)

2004

David R. Beatty

2008

George C. Cope

2010

Christine A. Edwards

2011

Ronald H. Farmer

2003

David A. Galloway (Chairman of the Board)

1999

Harold N. Kvisle (also a member from 2005-2007)

2011

Don M. Wilson III

2009

To ensure the Committee has the expertise to carry out its mandate, its charter requires members to have, or to acquire within a reasonable period of time after being appointed, a thorough understanding of issues relating to human resources and compensation.

Many of the Committee
members have gained experience in human resources and compensation matters by serving as chief executive officer or equivalent of a major organization. Three have experience serving on the compensation committees of other public issuers.

The Governance and Nominating Committee of the Board of Directors reviews the membership of the Committee every year to make sure its directors have an appropriate mix of skills and experience. The table below shows the experience levels of the Committee members.

Number of Committee members with specific experience or expertise

  Human resources experience
Experience with benefit, pension and compensation programs (in particular, executive compensation).

8

  Risk management experience
Knowledge and experience with internal risk controls, risk assessments and reporting.

7

  Executive leadership experience
Experience as a senior executive/officer of a public company or major organization.

8

25

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Aligning Risk and Compensation

At BMO, compensation oversight and risk management are closely aligned.

Six members of the Committee (75% of its members) are members of the Bank’s Risk Review Committee. Mr. Beatty served as the Chair of the Risk Review
Committee from 1999 to 2007, and Mr. Wilson, who sits on both committees, has significant experience in financial institution risk management.

The
Committee has a formal process for overseeing risks associated with the Bank’s compensation policies and practices. Key to risk oversight is the Compensation Oversight Committee, a management committee which is made up of the Chief Risk
Officer, Chief Financial Officer, Chief Compliance Officer, senior leaders from Human Resources, and the Chief Auditor as an observer. The Compensation Oversight Committee was established in 2011 and meets several times throughout the year. It is actively involved in reviewing compensation design and the annual compensation decision-making process, which includes assessing risk and other control function inputs. (see page 34).

The Human Resources Committee is satisfied that:

•

the Bank’s compensation policies and practices do not encourage any Named Executive Officer (NEO) or employee who works in a principal business unit or division to take inappropriate or excessive risks.

•

  there were not any identified risks arising from the company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Bank.

BMO’s compensation programs are aligned with the Financial Stability Board’s Principles (FSB
Principles) and requirements of the Office of the Superintendent of Financial Institutions (OSFI) and other jurisdictions, which are designed to enhance the stability and soundness of financial institutions by reducing incentives for excessive risk taking. OSFI has also established parameters that are consistent with the FSB Principles. BMO’s practices are also aligned with OSFI parameters.

In
the United States we are aligned with the principles of the U.S. Federal Reserve’s Sound Incentive Compensation Policies, and plan further enhancements in 2012. We also meet international guidelines for financial institution compensation policies and practices in the jurisdictions we work in, including China, Hong Kong, Ireland and the United Kingdom.

Independent Advice

The Committee engages an outside advisor to help carry out its mandate.

In 2010, it retained Pay Governance LLC as its advisor on compensation issues. Pay Governance is an independent and unaffiliated executive compensation advisory firm and did not do any work for management in 2011.

In 2011, Pay Governance received fees of US$370,348 for the following committee-related work:

•

  updates on emerging executive compensation and global regulatory trends, best practices and senior executive compensation benchmarking

•

  independent review and advice on compensation policies, CEO compensation and the CEO’s compensation recommendations for the Senior Executives

•

proxy circular review

•

regular participation in Human Resources Committee meetings.

To ensure the advisor remains independent, the Committee:

•

reviews the advisor’s independence and fees every year

•

determines the advisor’s mandate and fees

•

does not approve work that, in its view, could compromise the advisor’s independence

•

requires the advisor to obtain written approval from the Committee Chair before providing any services to management

•

discloses all work done by, and fees paid to, the advisor in the annual management proxy circular.

Committee decisions consider the information and recommendations provided by its advisor as well as other factors and considerations.

Compensation Advisory Fees paid to Pay Governance

Type of Fee

Billed in 2010 (a)

Billed in 2011

Watson Wyatt

Ira T. Kay & Company

Pay Governance

  Pay
Governance

Executive compensation—related fees

$162,568

US$75,710

US$118,727

US$370,348

All other fees

<$2,000

$0

$0

$0

(a)
In 2008, the Committee retained Mr. Ira Kay, a Practice Director with Watson Wyatt, as its independent advisor. In January 2010, Watson Wyatt merged with Towers Perrin.
Mr. Kay formed his own consulting firm, Ira T. Kay & Company, which amalgamated in late 2010 with Pay Governance LLC.

In
2011, management retained Global Governance Advisors, Hay Group, Mercer, McLagan and Towers Watson for advice on human resources and compensation.

•

Global Governance Advisors (GGA), a leader in compensation risk governance, completed an extensive review of the Bank’s material compensation plans against the FSB Principles for the Committee, and performed stress testing and back testing, payout curve analysis, extensive scenario analysis, volatility analysis of BMO and business unit results and an assessment of the compensation design process. GGA noted that the Bank has maintained its leadership position with respect to compliance with FSB Principles.

•

The Hay Group provided compensation market survey and job evaluation advice.

•

  Mercer, McLagan and Towers Watson provided compensation market survey advice.

Bank of Montreal Management Proxy Circular

26

Compensation Discussion and Analysis

2. Compensation Approach

Compensation linked to Bank performance

Focus on balancing risk and Shareholder value

Executives have a significant stake in
the business, ensuring alignment with Shareholders

Compensation attracts, retains and motivates employees to excel

Compensation strategies are important to driving our company’s success and improving Shareholder value.

The Committee has structured the executive compensation program to make sure there is a strong positive correlation between Bank results, compensation for executives, and financial returns to Shareholders, while not encouraging excessive or inappropriate risk-taking. The program supports the Bank’s vision and strategic priorities, and ensures executives have a significant personal financial stake in the long-term health and growth of the organization. It balances four core principles:

27

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

The Committee’s governing objective is to align executive interests with those of Shareholders. Through the above principles, it has incorporated this objective into all aspects of the executive compensation program.

A. Link Compensation to Bank
Performance

The compensation program is designed to reward executives for the achievement of Bank, Operating Group and individual performance targets while aligning risk and compensation. Superior performance results in higher compensation and inferior performance results in lower compensation.

The incentive pools are adjusted by evaluating Bank and Operating Group performance against annual targets that have been set to meet longer-term Bank goals and strategies, including shareholder measures.
Individual awards are based on achieving Bank, Operating Group and individual performance goals that are designed to reinforce the Bank’s strategic priorities and values (page 31 provides information on incentive plans).

In 2011, the Committee introduced new performance metrics which drive incentive plan funding: the new customer loyalty/experience metric reinforces the central importance of customer loyalty and experience, and the new cash operating leverage metric encourages appropriate expense management along with operational efficiency to support longer-term profitability.

B. Encourage a Long-Term View to Increase Shareholder Value

The Bank’s executive compensation program places significant weight on variable or “at-risk” compensation. This, combined with share ownership requirements, focuses executives on executing business strategies, sustaining performance, and growing Shareholder value over the long term.

A significant portion of each executive’s
compensation is deferred

A significant portion of equity compensation is deferred, which focuses executives on long-term results. This enhances retention and reduces overly risky behavior by better aligning the timing of payouts with the future impact of current decision-making.

The charts below show the target amount of fixed, variable cash and variable deferred compensation paid to the CEO and Senior Executives (8 senior executives that report to the CEO). This mix is market competitive within the range adopted by the Bank’s Canadian peer group, and is aligned with FSB Principles.

Executives have share ownership requirements

Executives and senior Capital Markets employees are subject to share ownership requirements based on the scope of their role.

Share ownership requirements must be met within three years of appointment to the position (five years for Vice-Presidents and Managing Directors). Compliance is assessed annually, based on market value at the date of assessment or the value at the purchase or grant date (whichever is greater). Meaningful share ownership can also serve to mitigate excessive risk taking as executives and senior Capital Markets employees are encouraged not to risk their equity positions for short-term gains.

All executives and senior Capital Markets employees meet or exceed the share ownership requirements. The CEO and the NEOs exceed their requirements. These are described starting on page 37.

To encourage a longer-term perspective in strategic decision-making, the
CEO and Senior Executives are also required to retain their Shares for a period of time after leaving the Bank, as set out below.

Share ownership requirements

(holdings can be in Shares, restricted share units and deferred stock units)

During employment

Post-employment

Bank

President and Chief Executive Officer

7.0 times base salary

2 years

Senior Executives

5.0 times base salary

1 year

Senior Executive Vice-Presidents/Executive Vice-Presidents

3.0 times base salary

n/a

Senior Vice-Presidents

2.0 times base salary

n/a

Vice-Presidents

1.5 times base salary

n/a

Capital Markets

Chief Executive Officer

1.0 times target total direct compensation

1 year

Executive and Management Committee Members

Greater of:   1.0
times base salary and cash bonus or 3.0 times base salary

n/a

Managing Directors

1.0 times base salary

n/a

C. Align with Prudent Risk-Taking

Compensation aligns with risk outcomes and return of capital.

Management sets the risk appetite of
the Bank at an appropriate level and the Board reviews and approves it, in order to optimize business risk-taking given the complexity of managing a diversified global financial services organization. The Bank seeks to grow its earnings while avoiding excessive risk-taking.

The Committee sets the compensation philosophy and strategy within that context, and then designs the compensation program to motivate executives while balancing the level of risk-taking with the creation of Shareholder value. An independent risk review stress tests and back tests all material compensation plans and confirms alignment to FSB
Principles.

The executive compensation program includes several strategies and processes to ensure risk is appropriately reflected in the incentive pools:

1.
funding of the incentive pools is determined using business results that reflect provisions for credit, market, liquidity and other risks

2.
return on equity (ROE) is a primary metric for determining funding for variable compensation for executives and Capital Markets employees. The weighting of ROE was increased in
2011 to reinforce the correlation between the amount of capital a business consumes and its inherent riskiness

3.
a new modifier may adjust up or down to balance current performance with investing for the future

4.
the Compensation Oversight Committee reviews compensation plan designs to ensure that risk, compliance, finance, and audit considerations are appropriately incorporated, and carries out a comprehensive risk assessment before finalizing the incentive pools (page 26 contains information about this committee).

Bank of Montreal Management Proxy Circular

28

Compensation Discussion and Analysis

The Bank also uses the following mechanisms to align compensation with prudent risk-taking. Cash, equity and equity payouts can be clawed back, mid- and long-term incentives can be forfeited, change of control provisions require a double trigger, the Bank’s control functions are independent from the business, and directors and Senior Executives cannot hedge against their mid- and long-term incentives for personal gain.

Clawbacks

•

Cash paid – applies to executives and Capital Markets employees at the Managing Director level and above. Under a clawback policy, the Committee and the Board each have the discretion to clawback all or a portion of variable compensation paid in the past 12 months (e.g. cash bonus, payouts from a mid-term incentive plan or the value received from exercising options) if the Bank restates its financial statements or there is employee misconduct. Adjustments may be made for all recipients, for Operating Groups or selected individuals.

•

Outstanding equity – applies to all participants in the mid-term incentive and stock option plans. If the Bank’s financial statements are restated or if there is employee misconduct, the Committee and the Board have discretion to reduce or eliminate restricted share units or vested and unvested options previously granted. Adjustments may be made for all participants, for Operating
Groups or selected individuals.

•

Equity payouts – applies to all participants in the mid-term incentive plans. The Committee and the Board each have discretion to reduce or eliminate mid-term equity award payouts based on information that would have had a negative impact on the size of an award when it was granted. Discretion could be exercised in extraordinary circumstances, such as, if (i) financial performance diverged materially from target due to excessive risk-taking, (ii) the Bank’s reputation was negatively impacted or (iii) the size of the award was based in whole or in part on information that subsequently turned out to be materially incorrect. Adjustments may be made for all participants, for Operating Groups or selected individuals.

Forfeiture

Mid- and long-term incentive plan awards may be forfeited. An executive who resigns or is terminated for cause may forfeit all outstanding share units and vested and unvested options. If an executive whose departure was initiated by the Bank solicits employees, he or she may forfeit all outstanding restricted share units and all vested and unvested options. Retired executives are subject to non-compete provisions.

Change of Control

The long-term incentive plan requires a double trigger for accelerated vesting of stock options if the Bank undergoes a change of control. Stock options vest immediately if there is a change of control and a participant is dismissed without cause within 24 month after the change of control. A change of control alone does not accelerate vesting.

Independence of Control Functions

Employees
working in Risk, Finance, Audit, Legal, Compliance and Human Resources are compensated based on overall Bank performance and performance against individual objectives. They do not report into the business they support. Their performance is not assessed – and their compensation not determined – based on the success of a business they support or the financial performance of business areas they monitor, motivating them to keep the overall success of the Bank in mind.

Personal Hedging

The Bank has established a
policy that prohibits Senior Executives and directors from using any kind of personal hedging strategy (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds), to undermine the risk and Shareholder alignment effects embedded in their mid- and long-term incentive plan awards or other Bank Shares or securities they hold.

D. Attract and Retain Talented People

The Bank’s
executive compensation program is designed to attract, retain and motivate top talent.

The Committee uses two primary comparator
groups to determine the competitiveness of compensation: a Canadian peer group of the four other largest Canadian banks for Canadian-based executives, and a U.S. peer group of nine regional mid-sized banks for U.S.-based executives. It also uses general industry compensation surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the
Committee primarily reviews the Canadian bank competitors and as secondary information may also consider selected U.S. financial firms with similar revenue (0.75 times to 1.5 times that of the Bank). Recent volatility among U.S. banks has caused significant change in this peer group for 2011: three companies were added (BB&T Corporation, Fifth Third Bancorp and KeyCorp) and two removed (Capital One Financial and State Street). For added calibration and a broader scope, the Committee may also look at the compensation practices of companies listed on the TSX 60 with similar market capitalization.

The Committee reviews
market data for comparable positions within the primary group, considering the relative performance and size of each institution, and the size of roles and incumbent experience. Target total compensation and compensation mix is set for executive roles based on these reviews. The Committee’s independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and Senior Executives, and concluded that they were appropriate.

Benchmark Groups

Comparators

Why they are included

CEO

Primary

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Royal Bank of Canada

Toronto-Dominion Bank

Secondary

BB&T Corporation

Bank of New York Mellon

Fifth Third Bancorp

KeyCorp

The PNC Financial Service Group Inc.

Regions Financial

SunTrust Banks Inc.

U.S. Bancorp

The Canadian banks are
direct competitors and
share BMO’s economic
and business challenges
making
relative
performance
comparisons
meaningful.
The selected U.S.
financial firms have
similar revenue, scope
and
business
challenges.

  Canadian–based executives and
Senior Executives

  Bank of Nova Scotia
 Canadian Imperial Bank of Commerce   Royal Bank of Canada
Toronto-Dominion Bank

The Canadian banks are direct competitors and share BMO’s economic and business challenges, making relative performance comparisons meaningful.

  U.S.–based executives and
Senior Executives

  Associated Banc-Corp.
 Comerica   Fifth Third Bancorp
 Hudson City   Huntington Bancshares Inc./MD
 Keycorp   M&T Bank
 Northern Trust   Regions Financial
Zions Bancorporation

In the United States, the
regional mid-sized
banks are all publicly
traded and are
comparable to
BMO’s
U.S. operations, based
on business mix and
size, measured by total
shareholder equity,
total assets, total
revenue and market
capitalization.

29

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

3. Program Components

Majority of compensation is variable or “at risk”

A significant portion is deferred

Discourages short-term focus and undue risk-taking

Components are reviewed every year

BMO’s executive compensation program includes direct compensation, benefits, pension and an annual taxable cash allowance.

Direct Compensation

Direct compensation is a combination of cash (base salary + annual bonus) and deferred compensation (restricted share units, stock options and for some executives, deferred stock units).

The table below shows the target mix of compensation components for each executive level. This combination of fixed, variable, cash and deferred compensation places a significant portion of total direct compensation at risk, and since a high percentage is paid as equity, ties compensation to longer-term performance. Each mix is designed to reflect the role’s ability to influence business results over the short-term (1-year), mid-term (3-year) and long-term (10-year).

Direct compensation as a percentage of targets

  Cash
compensation

Equity (deferred) compensation

Fixed

Variable

Position

Base salary

Cash bonus(a)

Restricted share units

  Stock
options

Deferred stock units(b)

Percentage variable

Percentage deferred

President and Chief Executive Officer

12%

13%

38%

22%

15%

88%

75%

Chief Executive Officer, Capital Markets

7%

33%

30%

30%

0%

93%

60%

Senior Executives

17%

23%

30%

30%

0%

83%

60%

Senior Executive Vice-Presidents and Executive Vice-Presidents

27%

23%

28%

22%

0%

73%

50%

Senior Vice-Presidents

34%

24%

27%

15%

0%

66%

42%

Vice-Presidents

46%

22%

26%

6%

0%

54%

32%

(a)
Executives may elect to receive some or all of their STIP bonus in DSUs, increasing the percentage of deferred compensation.

(b)
Deferred stock units awarded by BMO.

The percentage of variable pay for the CEO, Senior Executives, Senior Executive Vice-Presidents and Executive
Vice-Presidents is significantly higher than other executive roles given their involvement in strategic decision making and stewardship.

FSB Principles
recommend that deferred compensation be:

•

  at least 60 percent of total compensation of each Senior Executive

•

40 to 60 percent of total compensation for each employee at the Senior Vice-President level and above, and for certain employees in Capital Markets who may have a material impact on the risk of the Bank.

BMO’s compensation is aligned with the FSB guidelines. The CEO’s deferred compensation, at 75% of his target total direct compensation, is significantly above the guidelines and increased from 62% in 2010.

Bank of Montreal Management Proxy Circular

30

Compensation Discussion and Analysis

Benefits

All employees, including executives, can participate in the employee share ownership program (Canada) and share purchase plan (U.S.), which encourages them to acquire Shares. All employees, including executives, also receive health care insurance benefits that promote employee health and productivity in the workplace. Benefits are competitive within the industry.

Executive Allowance

Executives receive an annual taxable cash allowance designed to sup-port business development and the roles our executives play as ambassadors of the Bank. The allowance is based on benefits provided in comparable markets.

Pension

All eligible employees, including executives, participate in either a defined benefit or a defined contribution pension plan and/or a statutory plan. A supplementary plan is also provided for executives who participate in the defined benefit pension program. The pension plans are competitive within the industry.

4. How the Incentive Plans Work

Performance metrics support strategic priorities

Payouts reward Bank, Operating Group
and individual performance

Cash, equity and equity payouts can be clawed back

Enhanced discussion on how and when discretion is used

New customer
loyalty/experience and expense management measures

Incentive plans are paid out from pools that are funded based on business performance. The short-term incentive pools are funded based on Bank and Operating Group annual operating performance measures. The mid-term incentive pools are funded based on Bank and Operating Group annual operating performance measures and/or relative historic total shareholder return.
The long-term incentive pools are funded based on relative historic total shareholder return. Individual awards are paid out based on each executive’s performance against his or her individual objectives.

Funding the Pools

The chart below
illustrates how funding for the three incentive pools (short-, mid- and long-term) is established.

The size of each incentive pool is determined by actual Bank and Operating Group performance compared to targets that are established at the beginning of each year. The Committee makes a final adjustment to the size of the pools at its discretion based on its assessment of the Bank’s overall performance, and other factors, such as financial performance compared to peers, the quality of earnings (including non-recurring items), and the impact of acquisitions.

Turn
to page 36 for the 2011 performance criteria.

Determining the size of the
pools

 Determining individual
awards

Target pool

x

Business performance factor

=

Incentive Pool ($)

+/-

Future growth modifier

=>

Individual awards ($)

  Based on compensation mix and the median of the market
for the role. The sum of all of the executives’ targets.

  0 to 150% for STIP
80% to 120% for MTIP and LTIP Factor is based on performance against both Bank and Operating Group performance measures, in weightings that vary by executive and plan.

Compensation Oversight Committee assesses business results, risk and any other applicable factors, and calculates funding for the incentive pools.

The Human Resources Committee has the
discretion to adjust the calculated amount of the incentive pool up or down based on these inputs, its assessment of performance, and other relevant performance considerations.

  +/- 5%
     May adjust up or down to balance current performance with investing for the future.

  Based on performance against individual objectives
(quantitative and qualitative)       The sum of the individual awards cannot be higher
than the total available in the approved incentive pool.

31

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Short-Term Incentive Pool

Relative weightings of Bank and Operating Group performance
measures

Bank performance measures

Operating Group performance measures

CEO, CFO and CRO

100%

—

Operating group executives

25%

  75% the executive’s Operating Group performance
measures

Corporate area executives

25%

  75% weighted average of all Operating Group
performance measures

2011 Bank performance measures

Revenue growth

30%

Cash earning per share growth

30%

Return on equity

30%

Cash operating leverage

10%

 2011 Operating Group   performance
measures

P&C Canada

  P&C
U.S.

PCG

CM

Revenue growth

30%

30%

40%

Cash net income growth

30%

30%

40%

Return on equity

20%

40%

Cash return on tangible common equity

20%

Net income after tax

40%

Cash operating leverage

10%

10%

10%

10%

Customer loyalty/experience

10%

10%

10%

10%

Mid-Term Incentive Pool

Relative weightings of Bank and Operating Group performance
measures

Relative three-year historic total shareholder return

Operating Group performance measures

Senior Executives

100%

—

Operating group executives

25%

75% of the executive’s Operating Group STIP performance measures

Corporate area executives

25%

75% weighted average of all Operating Group STIP performance measures

Long-Term Incentive Pool

2011 Performance measures

Relative three-year historical total shareholder return

100%

2011 compensation targets established early in fiscal 2011 did not incorporate the results of the
M&I and LGM acquisitions since these acquisitions had not been announced when the Bank established its annual operating plan, and their results would not be included for a full year. In addition, consistent with prior years, compensation targets excluded the amortization of acquisition-related intangible assets. The 2011 targets for P&C Canada also include an adjustment to revenues and expenses to encourage alignment between the P&C Canada and PCG businesses. These differences from the Bank’s GAAP reported results are outlined in the footnotes to the tables on pages 36, 39 to 42, 44 and 45 that provide the details on STIP performance measures.

For purposes of financial reporting, the Bank’s management also assesses operating results on both a reported, or GAAP, basis and on an adjusted, or non-GAAP, basis that excludes the impact of certain items.
Those non-GAAP measures together with reconciliations to their closest GAAP counterparts and a discussion on the use and limitations of such measures are outlined in detail on pages 94 and 95 of Management’s Discussion and Analysis (MD&A)
in the 2011 Annual Report.

Short-Term Cash Incentive Plan (STIP)

This plan is open to executives and members of the BMO Capital Markets Executive Committee. To align with FSB Principles, guaranteed short-term cash incentive payments (if any) are limited to new hires and for the first year only.

Awards

The size of the
award is limited by the amount available in the incentive pool (see page 31).

Executives are awarded cash based on their individual
performance against financial, operational and strategic development and execution goals.

Terms and Conditions for Voluntary Deferral

•

Executives may voluntarily defer cash awards by electing to receive some or all of their STIP in Deferred Stock Units (DSUs). They must make this irreversible decision before the beginning of the fiscal year.

•

Voluntary DSUs vest when they are received, and can only be redeemed when the executive’s employment with the Bank ends.

•

The value of a DSU is based on the market price of a Share on the day it is redeemed.

•

  DSUs earn dividend equivalents, which are credited as additional units.

Bank of Montreal Management Proxy Circular

32

Compensation Discussion and Analysis

Clawback

•

Under a clawback policy, the Board or the Committee has the discretion to claw back STIP paid as cash or taken as DSUs in the past 12 months if the Bank restates its financial statements or there is employee misconduct.

Mid-Term Incentive Plan (MTIP)

This plan is open to executives and the CEO of BMO Capital Markets. Other Capital Markets executives participate in the BMO Capital Markets Variable Compensation
Plan (see Plan details on page 54).

Awards

The
size of the award is limited by the amount available in the incentive pool (see page 31).

Executives are awarded restricted share
units (RSUs) based on their performance in the current year, and their ability to influence the short-term and mid-term success of the business.

Terms and Conditions

•

RSUs earn dividend equivalents, which are credited as additional units. All units vest at the end of the three year term.

•

The value of an RSU is based on the Share price on the date of payout.

Termination

•

An executive who resigns or is terminated for cause forfeits all outstanding RSUs.

•

  RSUs continue to vest if an executive retires or is terminated without cause, subject to non-solicit and/or non-compete provisions and/or subject to country specific provisions.

•

  Outstanding RSUs are forfeited if it is discovered that an executive who no longer works for the Bank committed an act while employed with the Bank that would have led to termination for cause.

Clawback

•

Awarded RSUs may be clawed back if the Bank restates its financial statements.

•

  Under a clawback policy, the Board or the Committee has the discretion to clawback RSUs paid out in the past 12 months if the Bank restates its financial statements or there is employee misconduct.

•

  Payouts for RSUs granted in 2010 and beyond may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

Long-Term Incentive Plans (LTIP)

Stock Option Plan

This plan is open to executives and members of the Capital Markets Executive
Committee.

Awards

The size of the award is
limited by the amount available in the incentive pool (see page 31).

Executives are awarded stock options based on their individual performance in the current year, and their ability to influence the future short-, mid- and long-term success of the business.

MTIP
awards or stock options the executive currently holds are not considered when determining the award.

Terms and Conditions

•

Grants are awarded following good governance principles. Annual stock options are granted on the day in December when the Board of Directors approves the
CEO’s compensation, unless the trading window is closed. Board meeting dates are set two years in advance. The options have an exercise price based on the TSX closing price of the Shares on the trading day prior to the grant date.

•

Stock options have a 10 year term and vest 25% per year over four years. They must be vested before they can be exercised.

•

  The value of an option is the difference between the exercise price and the market price of the Shares on the day the options are exercised.

Termination

•

Stock options continue to vest after an executive retires, subject to non-solicit and non-compete provisions.

•

An executive who resigns or is terminated for cause forfeits all outstanding stock options.

•

  Executives terminated without cause have 90 days to exercise options that have vested and satisfied any price conditions, subject to non-solicit provisions.

•

  Outstanding stock options are forfeited if an executive commits an act while employed with the Bank that would have led to termination for cause.

Clawback

•

Stock options granted after 2008 may be clawed back if the Bank restates its financial statements or there is employee misconduct.

•

Under a clawback policy, the Board or the Committee has the discretion to clawback any value received from the exercise of stock options in the past
12 months if the Bank restates its financial statements or there is employee misconduct.

Deferred Stock Plan
(other than voluntary deferral of STIP)

This plan is open to select executives.

Awards

Executives may be awarded DSUs based on their individual performance in the current year, and their ability to influence the future short-, mid- and long-term success of the business.

Terms and Conditions

•

DSUs may vest over time, and can only be redeemed when the executive’s employment with the Bank ends.

•

The value of a DSU is based on the market price of Shares on the day it is redeemed.

•

DSUs earn dividend equivalents, which are credited as additional units and vest proportionately with the DSU to which they relate.

Termination

•

An executive who resigns or is terminated for cause forfeits all unvested DSUs.

Clawback

•

Under a clawback policy, any value received from the redemption of DSUs in the past 12 months may be clawed back if the Bank restates its financial statements or there is employee misconduct, as per the Bank’s clawback policy.

33

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Annual Decision-Making Process

The Committee makes its compensation decisions every year with input from management, including the Compensation Oversight Committee and the CEO.

At the beginning of the year, the Committee sets targets that reinforce the Bank’s strategic priorities and values:

•

compensation targets for all executive roles, based on the market median for comparable roles

•

financial and customer performance targets for the Bank overall and for each Operating Group.

At the end of the year, it:

•

assesses Bank and Operating Group performance against the targets, and uses the results to finalize the size of the variable incentive pools (taking into consideration discretionary holdbacks from the incentive pools if there are additional risk concerns and other relevant factors)

•

assesses individual performance against objectives for the CEO and Senior Executives

•

allocates individual incentive awards for the CEO and Senior Executives.

At the beginning of the year

At the end of the year

1. Determine the size of the pools

Management including the CEO and Compensation Oversight
Committee

Management and the Compensation Oversight Committee work jointly to:

•    assess financial business
performance measures, targets and weightings for the Bank overall and each Operating Group, making sure they

•    align to Bank strategy

•    appropriately reflect risk and link to the Bank’s risk appetite

•
    support compliance and ethics objectives and requirements.

Management and
the Compensation Oversight Committee recommend performance measures, targets and weightings to the CEO.

The CEO presents his recommendation to the Human Resources Committee for approval.

Finance determines business results and calculates the
variable incentive pool funding.

Management and the Compensation Oversight Committee
work jointly to:

•    ensure risk implications have been
reflected in the business results and in the variable incentive pool calculations

•    recommend additional adjustments or holdbacks to reflect risk or other factors when necessary

•    ensure variable incentive pool
funding meets compliance and ethics objectives and requirements.

Management and the
Compensation Oversight Committee recommend variable pool funding to the CEO.

The CEO
presents his recommendations to the Human Resources Committee for approval.

Human Resources Committee

Approves metrics and targets to measure progress against the strategies and annual plan, to support the business goals and reinforce the Bank’s strategic priorities and values.

Reviews the calculated incentive pools, and determines
the final size of each incentive pool taking into consideration:

•    actual Bank and Operating Group performance results against the established targets

•
    financial, risk and compliance assessment

•
    performance results relative to competitors, quality of earnings, market share, and other factors as needed.

At the beginning of the year

At the end of the year

2. Determine individual awards

Management including the CEO

Management develops compensation targets for the Senior Executives and individual performance goals for the CEO.

Recommends these to the Human Resources
Committee for approval.

Prepares individual performance goals for the Senior
Executives, and all other executives including:

•    quantitative objectives, such as
revenue growth, expense management, profit growth and customer loyalty scores

•    qualitative objectives, such as his or her contribution to the organization through leadership, innovation, demonstrated commitment to customers and teamwork.

Assesses the performance of the
Senior Executives and presents compensation recommendations to the Human Resources Committee for approval.

Reviews and approves compensation recommendations for all other executives.

Human Resources Committee

  Approves individual compensation targets for Senior Executives.
     Approves CEO individual performance goals and recommends CEO compensation targets to the
Board.

Assesses CEO and Senior Executive
performance against individual goals, considering the occurrence of reportable control deficiencies in risk, compliance or audit within Bank and Operating Groups.

Recommends the CEO’s compensation to the Board.

Approves individual awards for Senior Executives.

Approves variable incentive pool multipliers with discretion to increase or decrease based on secondary considerations.

Bank of Montreal Management Proxy Circular

34

Compensation Discussion and Analysis

5. 2011 Results

Bank strategies have proven robust

Net income up 16%

Return on equity
15.3%

Earnings per share grew by 11%

One-year total shareholder return was 2.4%

Summary of 2011 Awards

The table below shows the total compensation that was awarded to the Named Executive Officers for fiscal 2011, including the proportion of variable (at-risk) pay and deferred performance-based pay. Turn to page 37 for details about each executive’s awards.

Cash compensation ($)

Equity (deferred) compensation ($)

Fixed

Variable

Base salary

  Cash
bonus

Restricted share units

Stock options

Awarded deferred stock units

Voluntary deferred stock units

Total direct compensation ($)

Percentage variable

Percentage deferred

W.A. Downe (a)

1,026,250

1,150,000

4,000,000

2,300,000

1,400,000

0

9,876,250

90%

78%

T.E. Flynn

461,425

772,000

1,170,000

936,000

0

0

3,339,425

86%

63%

R.C. Robertson

400,000

1,024,000

1,126,000

0

0

0

2,550,000

84%

44%
(b)

T.V. Milroy

483,333

1,762,500

2,575,000

2,575,000

0

587,500
(c)

7,983,333

94%

72%

G.G. Ouellette

500,000

906,000

1,222,000

1,222,000

0

0

3,850,000

87%

63%

F.J. Techar (a)

541,860

632,250

1,228,500

1,228,500

0

210,750
(c)

3,841,860

86%

69%

(a)
Base pay of US$1,050,000 converted to CAD for Mr. Downe. Base pay of US$550,000 converted to CAD for Mr. Techar. See the Summary Compensation Table for Named Executive
Officers on page 47 for details of conversion.

(b)
In his new role, the minimum deferral requirement is 40%.

(c)
Represents the value of cash bonus amounts voluntarily deferred into DSUs.

2011 Performance

In 2011, BMO’s strategy delivered strong results, despite the significant market uncertainty we’ve seen over the past few years.

Net income increased by 16%, which produced earnings per share growth of 11% and return on equity (ROE) was 15.3%. BMO has achieved an ROE of 13% or better in 21 of the past 22 years – one of only two banks in our North American peer group to have done so. Revenue growth was good, and provisions for credit losses were lower. And while expenses increased at a slightly higher rate than revenues due to investments in the core business, incremental revenues exceeded incremental costs, which contributed to the growth in net income.

Closing of the acquisition of Marshall & Ilsley was successful – on time, on budget and well managed. It added significant scale, provided an effective entry into new markets and was structured to create clear roles and facilitate synergies between Canadian and U.S. businesses. Early progress is encouraging however, completion of effective integration is critical and will be part of our compensation decisions for 2012.

The Committee examines a broad range of key metrics and factors when assessing the
Bank’s performance. The following financial performance measures are of particular importance, because they are indicative of the Bank’s overall performance for the year, how it performed relative to its Canadian comparator group, and how well it met its annual goals and longer-term strategy.

Important this year is our 3-year TSR – an effective measure of the
Bank’s ability to build sustainable profitable growth – which ranked second among our five Canadian bank peers, behind National Bank, and had a direct impact on the compensation awards from the mid- and long-term incentive plans.

Metric

2011 Reported

2010 Reported

2009 Reported

Net Income after tax

$3,266 million

$2,810 million

$1,787 million

Return on Equity

15.3%

14.9%

9.9%

Revenue

$13,718 million

$12,210 million

$11,064 million

Earnings per share (EPS)

$5.26

$4.75

$3.08

Provision for credit losses (a)

0.46%

0.61%

0.88%

Productivity Ratio (expense-to-revenue ratio)

62.7%

62.2%

66.7%

Tier 1 capital ratio

12.01%

13.45%

12.24%

Bank

Cdn Peer Group (c)

Bank

Cdn Peer Group (c)

Bank

Cdn Peer Group (c)

1-Year TSR (b)

2.4%

2.0%

26.4%

22.5%

25.1%

22.0%

3-Year TSR (b)

17.4%

15.2%

4.5%

4.7%

(5.3)%

0.3%

(a)
Calculated as a percentage of average net loans and acceptances.

(b)
Measured on a basis consistent with our annual MD&A. Measures the annual change in share price assuming dividends are reinvested, calculated using the closing share price on
October 31, 2011.

(c)
Average TSR for the Bank and the five other largest Canadian banks, calculated using the closing share price on October 31, 2011.

35

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

2011 Compensation Decisions

Variable Incentive Plan Funding

Variable incentive plan pools were funded based on performance against the Bank and Operating Group performance measures the Committee established early in fiscal 2011. A risk review was also completed and no related discretionary adjustments were required.

Short-Term Incentive Plan Pool

Funding for
the executives’ short-term incentive plan pools this year was based on how the Bank performed against four financial measures, as well as the performance of each executive’s Operating Group against its specific targets. The Bank fell short on three of its four targets this year. Funding for executives may also be affected by Operating Group financial measures, which you can read about in the discussion of each executive’s awards.

  STIP bank performance
measures

2011 target (a)

  2011 actual results as measured
for compensation purposes (b)

Impact on pool funding

Revenue growth

6.0%

4.9%

Below target

Cash earning per share growth

13.0%

9.2%

Return on equity

15.7%

15.7%

Cash Operating Leverage

1.5%

(1.0)%

(a)
2011 compensation targets established early in fiscal 2011 did not incorporate the results of the acquisitions of M&I and LGM since these acquisitions had not been announced when the Bank established its annual operating plan, and their results would not be included for a full year. In addition, consistent with prior years, compensation targets excluded the amortization of acquisition-related intangible assets.

(b)
2011 actual results as measured for compensation purposes were adjusted consistent with the basis on which 2011 targets were established to exclude revenues of $907 million, expenses of $601 million and provisions for credit losses of $98 million.

Mid-Term and Long-Term Incentive Plan Pools

The mid-term and long-term incentive plan pools were funded based on the Bank’s relative 3-year TSR. Relative 3-year TSR is directly linked to our mid-and long-term strategy and is an effective proxy for the development of sustainable profitable growth.

MTIP and LTIP performance measures

2011 target

2011 actual

Impact on pool funding

Three-year relative TSR (a)

At or above the   average of
the Cdn Peer Group

4.0% above the   average of the Cdn Peer
Group

Above target

(a)
Calculated based on the 90-day average Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the 3 year
TSR reported in our 2011 Annual Report and discussed elsewhere in this CD&A Section.

3-year TSR had been trending up in the past 3 years, however was still below the peer average. As a result, compensation awards from the mid- and long-term incentive plans were below target in 2008, 2009 and 2010. This year, the Bank’s 3-year TSR was above the average of our peers, and ranked second among our five Canadian bank peers, behind National
Bank. The Committee therefore approved funding as calculated, which was above target for all mid- and long-term incentive pools.

Future Growth Modifier

The Committee
assessed each Operating Group and the Bank on progress against objectives and investments for future growth. All objectives and projects were substantially on track, and as a result, no adjustments were made.

Payouts to Senior Executives

Incentive
awards paid out to Senior Executives from the approved incentive pools are based on Bank and Operating Group performance and each executive’s performance against individual objectives established at the beginning of each year begins on page 37.
Discussion of each executive’s performance and awards in 2011.

Pay Continued to Align with Performance

Shareholder Returns

The chart below
demonstrates a consistent alignment between Shareholder return and the level of executive compensation over the past six years.

The
chart compares the cumulative value of $100 invested in Shares on October 31, 2006 with the cumulative value of $100 invested in each of two Toronto Stock Exchange (TSX) indices for the same period. The chart also compares compensation paid to the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated named executive officers in each year, expressed as $100, with compensation paid in subsequent years.

Page 35 provides more information about how Mr. Downe’s compensation aligns with Shareholder returns.

Bank of Montreal Management Proxy Circular

36

Compensation Discussion and Analysis

(a)
Cumulative value of $100 invested on October 31, 2006, reflecting the change in Share price plus reinvested dividends.

(b)
Includes base salary, annual short-term incentive payment, the value of mid-term incentive awards at the time of grant, the fair market value of the long-term incentive awards, other compensation and the annual pension service and compensation cost for the named executive officers in each year.

(c)
Named executive officers (NEOs) in 2011 were W.A Downe, T.E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. For 2010, 2009 and 2008 the NEOs were W.A. Downe, R.C. Robertson and the three most highly compensated executive officers other than the CEO and CFO. NEOs in 2007 were W.A. Downe, K.E. Maidment and the three most highly compensated executive officers other than the CEO and
CFO. For 2006, this analysis includes the NEOs who were reported in the management proxy circular.

Cost of Management Ratio

In response to a shareholder proposal received in 2005, the Bank committed to working with other financial institutions to develop a cost-of-management ratio to be reported annually. This measure illustrates that, since 2009, executive compensation consistently has gone down as a percentage of net income after tax.

2011

2010

2009

Net income after tax ($ millions)

3,266

2,810

1,787

Total aggregate NEO compensation ($ millions)

31.7

27.7

24.7

As a percentage of net income after tax

0.97
%

0.99
%

1.38
%

Total aggregate compensation is the total of base salary, short-, mid- and long-term incentives, other compensation and the annual pension service and compensation cost for NEOs in the Management Proxy Circulars issued in 2009, 2010 and 2011. The Cost of Management Ratio is expressed as a percentage of net income after tax.

6. 2011 Named Executive Officers’ Compensation

W. A. Downe, President and Chief Executive Officer

Mr. Downe is responsible for providing leadership and vision for the Bank, and is accountable to Shareholders through the Board of Directors for defining, communicating and achieving strategic and operational goals that will maximize Shareholder value. The President and CEO has responsibility for enterprise-wide performance and financial results, including profit and loss, balance sheet and shareholder value metrics.

Mr. Downe joined the Bank in 1983
and held a variety of senior management positions in Canada and the U.S. He was appointed Vice-Chair, Bank of Montreal in 1999, and named Deputy Chair of BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, in 2001. In 2007 he was
appointed the Bank’s President and Chief Executive Officer. He has a Bachelor of Arts degree from Wilfrid Laurier University and a Master of Business Administration from the University of Toronto.

2011 Performance

In 2011, BMO’s strategy delivered strong results, despite the significant market uncertainty we’ve seen over the past few years.

Performance Highlights

Revenue growth was good, and provisions for credit losses were lower. And while expenses increased at a slightly higher rate than revenues due to investments in the core business, incremental revenues exceeded incremental costs, which contributed to the growth in net income. Important this year is the Bank’s 3-year Total
Shareholder Return (TSR), which ranked second among our five Canadian bank peers, behind National Bank. 3-year TSR is directly linked to our mid-and long-term strategy and is an effective proxy for the development of sustainable profitable growth.

The closing of the Marshall & Ilsley acquisition was successful – on time, on budget and well managed.
It added significant scale, provided an effective entry into new markets and was structured to create clear roles and facilitate synergies between Canadian and U.S. businesses. BMO continued to advance its market position, and is well positioned as a top ten North American bank with a clear and visible brand, a significantly expanded retail and wealth management footprint and a well-developed wholesale presence. The Bank’s U.S. loyalty scores are among the best in the industry, and BMO is consistently named one of the best places to work in Canada and the U.S.

37

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

The Committee assessed Mr. Downe’s performance this year against the following Bank, Operating Groups and individual goals and objectives.

Area of focus

Goal

Results

Core Performance

Achieve corporate results

•

Net income increased by 16% to $3,266 million

•

Strong capital and liquidity positions support our strategic investment spend and acquisitions including Milwaukee-based
M&I

•

ROE improved from 2010 to 15.3%

•

Revenue growth, earnings per share growth and operating leverage were below target (see page 36)

•

One-year TSR of 2.4% - in the top half of Canadian bank peers

•

Three-year TSR of 17.4% – above peer median (ranked second)

Delivery on Priority Initiatives

  Drive quality earnings growth across all North American personal and commercial businesses by focusing on industry-leading customer experience and enhancing operating and sales force productivity

In Canada:

•

Strengthened our branch network through opening new or upgrading existing branches and expanded our ABM network

•

Increased the number of key professionals including financial planners, mortgage specialists and small business bankers.

•

Launched compelling new offers including BMO SmartSteps for Parents, BMO Mobile Banking, and a new Online Banking for
Business site

In the United States:

•

Closed the acquisition of M&I achieving a significant market presence in eight U.S. states, primarily focused on the
U.S. Midwest; integration is a key focus and is well underway

•

Customer retention rates continue to be strong

•

Continued to help our U.S. customers with their financial needs with Helpful Steps, launch of Helpful Steps for Small
Business and Parents and strengthened our customer Welcome Program

•

BMO Harris Bank ranked as the most reputable U.S. bank by Reputation Institute in a study conducted in collaboration with
American Banker. BMO Harris Bank has improved on its top 10 ranking from 2010.

Accelerate the growth of our wealth management business by helping our broad range of clients meet all their wealth management needs and by continuing to invest in our
North American and global operations

•

The M&I acquisition almost doubled our U.S. private bank footprint.

•

With the acquisition of M&I and Lloyd George Management, our global asset management business is now one of the 100 largest investment managers world-wide based on assets under management

•

Expanded our Exchange Traded Funds family of lower-cost and risk-diversifying investment products to 44 funds

•

In the U.S., we now have an established family of mutual funds, a large team of financial advisors and strong capabilities in institutional trust services

•

Launched Retirement Savings Outlook - an innovative online tool that can help clients determine how much money they will need for retirement

Build deeper client relationships in our capital markets businesses to deliver growth in net income and strong ROE, while maintaining an appropriate risk/return profile

•

Continued to build the North American Capital Markets business with a unified approach to client coverage, creating a better client experience

•

Aligned our capital and capabilities with client opportunity, including expanding our capabilities in U.S. Equity
Research and Sales & Trading as well as extending our Metals & Mining capabilities beyond North America.

•

Focused on strategic sectors by expanding coverage in Investment and Corporate Banking and Research in sectors such as
Food & Consumer & Retail and Energy and Technology.

Develop our businesses in select global markets to grow with our clients, expand our capabilities and reach new customers.

•

Strengthened our presence in China and globally by expanding our footprint in existing markets and exploring new opportunities to address our current and potential clients’ specific wealth management and capital markets needs

Leadership and Succession

Execute against strategic leadership agenda

•

Leadership capability was strengthened with strategic appointments, talent renewal and execution against development plans

High Performance Culture

Sustain a culture that focuses on customers, high performance and our people

•

Enhanced our offering at BMO’s Institute for Learning, our educational facility that develops inspirational leaders and passionate customer-focused employees while fostering BMO’s culture of integrity and ethical decision-making

•

Sustained a high-performance risk management culture that continually focuses on strengthening and embedding our risk management capabilities and practices across the Bank

•

Continued to enhance our leading talent management practices, reaffirming BMO as an employer of choice where everyone can contribute to their fullest and strong performance is rewarded

2011 Compensation

Mr. Downe’s total compensation target for 2011 was $9.0 million, unchanged from 2010. The Committee set this target at the beginning of the year, relative to his peer group and the relative size of the
Bank.

At the end of the year, the Board assessed Mr. Downe’s total compensation target and left it unchanged at $9.0 million for 2012. It did, however, change the mix of elements by increasing Mr. Downe’s base salary by US$200,000 to US$1.25 million effective November 1, 2011, and decreasing his target variable compensation by the same amount.

Incentive Pool Funding

Mr. Downe’s short-term incentive is funded based on the Bank’s performance against four financial measures, and was below target this year because the Bank’s performance fell short on three of its measures.

For 2011, compensation decisions have been based on Bank performance excluding the M&I and Lloyd George Management acquisitions.

Bank of Montreal Management Proxy Circular

38

Compensation Discussion and Analysis

The table below shows the targets and actual financial results as measured for compensation purposes.

  STIP bank
performance measures

2011 Target (a)

  2011
actual results as measured for compensation purposes (b)

Revenue Growth

6.0%

4.9%

Cash Earnings per Share Growth

13.0%

9.2%

Return on Equity

15.7%

15.7%

Cash Operating Leverage

1.5%

(1.0)%

(a)
2011 compensation targets established early in fiscal 2011 did not incorporate the results of the acquisitions of M&I and LGM since these acquisitions had not been announced when the Bank established its annual operating plan, and their results would not be included for a full year. In addition, consistent with prior years, compensation targets excluded the amortization of acquisition-related intangible assets.

(b)
2011 actual results as measured for compensation purposes were adjusted consistent with the basis on which 2011 targets were established to exclude revenues of $907 million, expenses of $601 million and provisions for credit losses of $98 million.

Mr. Downe’s mid- and long-term incentives are funded
based on the Bank’s relative 3-year TSR, which was above target this year and resulted in above target funding for his mid- and long-term incentives.

MTIP and LTIP performance measures

2011 target

2011 actual

Impact on pool funding

Three-year relative TSR (a)

At or above the average of the Cdn Peer Group

4.0% above the average of the Cdn Peer Group

Above target

(a)
Calculated based on the 90-day average Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2011 Annual Report and discussed elsewhere in this CD&A section.

Overall, the 2011 business performance resulted in
variable pool funding above target as mid- and long-term incentives represent a significant portion of overall compensation.

The
Committee reviewed business adjusted pool funding for all variable compensation and was comfortable with the results. No discretion was applied in determining Mr. Downe’s 2011 compensation. Overall Mr. Downe’s total compensation was up year-over-year by 3.5% due to increased three-year relative TSR performance, which resulted in increased mid-term and long-term incentive pool funding.

(Cdn $)

2011 ($)

2010 ($)

2009 ($)

Cash

Salary

1,026,250
(a)

1,042,600

1,165,000

Bonus

1,150,000

2,850,000

1,585,000

Total cash

2,176,250

3,892,600

2,750,000

Equity

Mid-term

4,000,000

3,000,000

2,350,000

Stock options

2,300,000

2,650,000

2,350,000

Deferred Stock Units

1,400,000

—

—

Total equity

7,700,000

5,650,000

4,700,000

Total direct compensation

9,876,250

9,542,600

7,450,000

(a).
Mr. Downe’s 2011 salary at the end of fiscal 2011 was US$1.05 million. The actual salary he received for the year reflects changes in foreign exchange rates and has been converted consistent with the Summary Compensation table on page 47.

Alignment with Shareholders and Pay for
Performance

78% of Mr. Downe’s 2011 compensation is deferred and therefore aligns with Shareholder interests, which is a governing principle of the Bank’s compensation objectives.

The Committee periodically engages its independent advisor to perform a review of pay for performance for the CEO. In 2010, the advisor conducted a review comparing business performance over the last three years with total compensation. This analysis concluded that the Bank’s performance lagged its peers over this period and that Mr. Downe’s compensation was therefore below the median compensation for CEOs at the other peer banks. This assessment will be done again in spring 2012.

The table below shows the
value of compensation awarded to Mr. Downe over the last five fiscal years and its current value relative to a comparable measure of the value received by Shareholders. Note the last four years are during his tenure as President and CEO.

Total direct compensation

Fiscal Year

Value at time of the award ($)

Value on Oct 31, 2011 ($) (a)

  Value on   October 31, 2011   as a percentage of
 value at the time of   the
award (%)(b)

  Shareholder
value ($)(c)

2006

5,628,813

3,421,082

61

110

2007

5,464,245

3,035,646

56

117

2008

5,982,000

2,645,813

44

162

2009

7,450,000

6,008,108

81

129

2010

9,542,600

7,045,414

74

102

Weighted Average

63

124

(a)
Mr. Downe’s total direct compensation as measured on October 31, 2011 includes:

•

actual salary and cash incentive payments received in the year of award

•

the actual value received from vested share units and options exercised

•

the October 31, 2011 value of share units that have not vested

•

the October 31, 2011 in-the-money value of stock options awarded

•

compensation received in US$ has been converted into Cdn$ (see notes to the Summary Compensation Table for foreign exchange rates)

•

for 2008 compensation, the amount awarded reflects the total compensation granted to Mr. Downe, and the value at October 31, 2011 excludes the 2008 equity awards that Mr. Downe subsequently declined. The value of those awards would have been $8.5 million as at October 31, 2011.

(b)
The value of Mr. Downe’s total direct compensation measured on October 31, 2011 as a percentage of his total direct compensation in the year of the award.

(c)
The cumulative value at October 31, 2011 of $100 invested in Shares at the end of the award year, including reinvested dividends, expressed as a percentage of the $100.

Pension

Mr. Downe participates in The Pension Fund Society of the Bank of Montreal (PFS), a federally registered defined benefit pension plan, which includes all eligible Bank employees. Mr. Downe also participates in a Retirement Allowance Agreement (RAA) that is a Bank funded non-registered arrangement. The Bank entered into an RAA with Mr. Downe to define his overall pension arrangement and to clarify his entitlement in the event of a change of control. The RAA also limits his annual pension benefit to a maximum of US$1 million regardless of his length of service, salary level or bonuses. Following are the terms of Mr. Downe’s
RAA for pension purposes:

•

The total annual normal retirement pension benefit is 2% of the sum of his last 12 months of salary and the average of his highest five consecutive STIP awards, the total being capped at 145% of base salary, multiplied by his years of credited service. This is a U.S. dollar pension formula that uses Mr. Downe’s U.S. dollar salary and U.S. dollar equivalent of his Canadian STIP awards. Based on limits imposed in the RAA, Mr. Downe’s calculated annual pension cannot exceed US$1 million per year.

•

  A portion of his total annual pension will be paid from the PFS as periodic payments, and the rest will be converted into cash and paid in a lump sum as determined by the rules of his RAA.

•

The pension benefit, as calculated above, is payable at age 60 (his Normal Retirement Date), but can be paid earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60), subject to all applicable regulations and plan rules.

39

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

•

To date, Mr. Downe has earned a total annual retirement pension benefit of Cdn$855,588 that is payable on an unreduced basis at age 60. The U.S. dollar pension that is the basis for this Canadian dollar representation will increase with additional years of credited service and earnings. As a result of the increase to base salary, Mr. Downe will now reach the pension cap of US$1,000,000 shortly after his Normal Retirement Date. From that time onwards, his current service cost and all other compensatory changes will be zero as described in Defined Benefit Pension Table on page 49.

•

  Further details regarding Mr. Downe’s pension can be found in the executive compensation tables beginning on page 47.

Share Ownership

Mr. Downe’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2011

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

Total share ownership ($)

  Total shares as
a multiple of base salary

7.0

11,801,465

9,767,736

10,496,108

32,065,309

26.04

Protocol for Exercising Stock Options

Mr. Downe must consult with the Committee Chair before he exercises any options. This protocol ensures proper oversight of the Bank’s compliance with trading regulations and governance best practices.

T. E. Flynn, Executive Vice-President and Chief Financial Officer

Mr. Flynn was appointed to his current position in March 2011. He is accountable for financial governance for the Bank. He leads the development and implementation of Bank-wide financial and taxation strategies, management and reporting, ensuring effective governance and controls. He also provides leadership to the office of strategic management.

Mr. Flynn joined the Bank in 1992 and served in a number of roles within BMO Capital Markets, including Head of Financial Services, Corporate and Investment Banking Group. He was named Executive Vice-President, Finance and Treasurer in 2004 and acting Chief Financial Officer from October 2007 to March 2008. Mr. Flynn served as Executive
Vice-President and Chief Risk Officer from March 2008 to March 2011. He obtained his Masters of Business Administration from the Ivey School of Business at the University of Western Ontario and has his Chartered Accountant designation.

Compensation Awarded in 2011

Mr. Flynn is compensated based on the performance of the Bank overall, as well as his individual contribution to the Bank.

His compensation this year reflected the CEO’s assessment of his performance against key financial and individual performance objectives. In addition to his ongoing responsibilities:

•

He led the Bank-wide M&I acquisition due diligence team and the acquisition closing work stream for the Bank, successfully closing the transaction in the 3rd quarter.

•

He established a new Bank-wide transformation productivity initiative.

•

He maintained strong financial governance practices.

Incentive Pool Funding

Mr. Flynn’s short-term incentive was funded based on the Bank’s performance against four financial measures and was below target this year, because the Bank’s performance fell short on three of its measures.

STIP bank performance measures

2011 Target (a)

2011 actual results as measured for compensation purposes (b)

Revenue Growth

6.0%

4.9%

Cash Earnings per Share Growth

13.0%

9.2%

Return on Equity

15.7%

15.7%

Cash Operating Leverage

1.5%

(1.0)%

(a)
2011 compensation targets established early in fiscal 2011 did not incorporate the results of the acquisitions of M&I and LGM since these acquisitions had not been announced when the Bank established its annual operating plan, and their results would not be included for a full year. In addition, consistent with prior years, compensation targets excluded the amortization of acquisition-related intangible assets.

(b)
2011 actual results as measured for compensation purposes were adjusted consistent with the basis on which 2011 targets were established to exclude revenues of $907 million, expenses of $601 million and provisions for credit losses of $98 million.

Mr. Flynn’s mid- and long-term incentives were funded
based on the Bank’s relative 3-year TSR, which was above target and resulted in above target funding in his mid- and long-term incentives.

MTIP and LTIP performance measures

2011 target

2011 actual

Impact on pool funding

Three-year relative TSR (a)

At or above the average of the Cdn Peer Group

4.0% above the average of the Cdn Peer Group

Above target

(a)
Calculated based on the 90-day average Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2011 Annual Report and discussed elsewhere in this CD&A Section.

Overall, the 2011 business performance resulted in
variable pool funding above target as mid- and long- term incentives represent a significant portion of overall compensation.

2011
Compensation

The Committee reviewed business adjusted pool funding for all variable compensation and was comfortable with the results. To recognize Mr. Flynn’s contribution to the M&I integration, the Committee applied modest discretion to increase his short-term incentive award. Overall Mr. Flynn’s total compensation was up 4% year-over-year due to increased three-year relative TSR performance, which resulted in increased mid-term and long-term incentive pools funding. Upon appointment as Chief Financial Officer in March 2011, Mr. Flynn’s base salary increased $100,000 to $500,000 to be market competitive, and his target variable compensation decreased by the same amount. The net result was no change to his total target compensation.

(Cdn $)

2011 ($)

2010 ($)

2009 ($)

Cash

Salary

461,425

400,000

400,000

Bonus

772,000

880,000

1,000,000

Total cash

1,233,425

1,280,000

1,400,000

Equity

Mid-term

1,170,000

1,110,000

750,000

Stock options

936,000

810,000

750,000

Total equity

2,106,000

1,920,000

1,500,000

Total direct compensation

3,339,425

3,200,000

2,900,000

63% of Mr. Flynn’s 2011
compensation is deferred and therefore aligns with the long-term interests of Shareholders.

Bank of Montreal Management Proxy Circular

40

Compensation Discussion and Analysis

Pension

Mr. Flynn participates in the Canadian Executive Pension Plan, which includes benefits from The Pension Fund Society of the Bank of Montreal (PFS), and the Supplementary Pension Plan for Executive Officers,
Designated Managing Directors and Designated Officers (Supplementary Plan). The Canadian Executive Pension Plan is a defined benefit pension program with the following terms:

•

The total basic annual normal retirement pension benefit is 1.25% of the total of his average pensionable salary plus the average of his short-term incentive awards, the sum of which is capped at 145% of average pensionable salary (all subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement.

•

  He has chosen to enhance a portion of his pension benefit to a 2% formula by contributing to the optional provision under the program.

•

  Mr. Flynn’s pension will be paid in the form of periodic payments – a portion from the PFS and the rest under the Supplementary Plan, which is a non-registered pension arrangement.

•

  The benefit, as calculated above, is fully unreduced at age 65 but can be paid up to 15 years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to all applicable legislation and plan rules.

•

To date, Mr. Flynn has earned a total annual retirement pension of $168,753 which will be payable on a fully unreduced basis at age 65. This amount will increase based on additional years of credited service and earnings.

•

  Further details regarding Mr. Flynn’s pension can be found in the executive compensation tables beginning on page 47.

Share Ownership

Mr. Flynn’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2011

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

  Total share
Ownership ($)

  Total shares as
a multiple of base salary

5.0

323,378

3,163,295

0

3,486,673

6.97

R. C. Robertson, Executive Vice-President,
Business Integration, BMO Financial Group and Vice Chair, BMO Financial Corp.

Mr. Robertson was the Chief Financial Officer until he was appointed to his current role in March 2011. He is currently accountable for the efficient integration of M&I including the financial, technology and risk capabilities in support of the Bank’s strategies for growth and expansion.

Mr. Robertson joined the Bank as interim Chief Financial Officer, BMO Financial Group in March 2008, and was
appointed Chief Financial Officer in August 2009. Mr. Robertson came to the Bank from Deloitte and Touche LLP in Toronto, where he had been Vice-Chairman and the Lead Client Service Partner for the Bank. He began his career in 1969 with Arthur
Andersen LLP in Toronto and held a number of increasingly senior roles in the company, including Canadian Managing Partner from 1994 until 2002, when Arthur Andersen Canada merged with Deloitte. He was an experienced audit partner with extensive financial services experience. He graduated from the Ivey School of Business at the University of Western Ontario (Honours BA) and is a chartered accountant.

Compensation Awarded in 2011

Mr. Robertson was hired on a renewable contract in 2008 to replace the former CFO who had been on medical leave. He is compensated based on the performance of the Bank overall as well as his individual contribution to the Bank.

His compensation this year reflected the CEO’s assessment of his performance against key financial and individual performance objectives. In addition to his ongoing responsibilities:

•

  He played a key role in successfully closing the M&I transaction in the 3rd quarter.

•

He established the Integration Management Office, which has assisted in our success to ensure that we have the right people and detailed plans in place to execute effectively as we bring M&I and Harris together and realize our synergy targets.

Incentive Pool Funding

Mr. Robertson’s short-term incentive was funded based on the Bank’s performance against four financial measures and was below target this year, because the Bank’s performance fell short on three of its measures.

STIP bank performance measures

2011 target (a)

  2011
actual results as measured for compensation purposes (b)

Revenue Growth

6.0%

4.9%

Cash Earnings per Share Growth

13.0%

9.2%

Return on Equity

15.7%

15.7%

Cash Operating Leverage

1.5%

(1.0)%

(a)
2011 compensation targets established early in fiscal 2011 did not incorporate the results of the acquisitions of M&I and LGM since these acquisitions had not been announced when the Bank established its annual operating plan, and their results would not be included for a full year. In addition, consistent with prior years, compensation targets excluded the amortization of acquisition-related intangible assets.

(b)
2011 actual results as measured for compensation purposes were adjusted consistent with the basis on which 2011 targets were established to exclude revenues of $907 million, expenses of $601 million and provisions for credit losses of $98 million.

Mr. Robertson‘s mid- and long-term incentives were funded based on the Bank’s relative 3-year TSR, which was above target and resulted in above target funding for his mid- and long-term incentives.

MTIP and LTIP performance measures

2011 target

2011 actual

Impact on pool funding

Three-year relative TSR (a)

At or above the average of the Cdn Peer Group

4.0% above the average of the Cdn Peer Group

Above target

(a)
Calculated based on the 90-day average Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2011 Annual Report and discussed elsewhere in this CD&A Section.

Overall, the 2011 business performance resulted in variable
pool funding above target as mid- and long- term incentives represent a significant portion of overall compensation.

2011 Compensation

The Committee reviewed business adjusted pool funding for all variable compensation and was comfortable with the results. Overall
Mr. Robertson’s total compensation was up 4% year-over-year due to

41

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

increased three-year relative TSR performance, which resulted in increased mid-term and long-term incentive pools funding. Mr. Robertson’s salary did not change in 2011.

(Cdn $)

2011 ($)

2010 ($)

2009 ($)

Cash

Salary

400,000

400,000

400,000

Bonus

1,024,000

1,300,000

1,600,000

Total cash

1,424,000

1,700,000

2,000,000

Equity

Mid-term

1,126,000

750,000

300,000

Stock options

Nil

Nil

Nil

Total equity

1,126,000

750,000

300,000

Total direct compensation

2,550,000

2,450,000

2,300,000

44% of Mr. Robertson’s 2011 compensation is deferred and therefore aligns with the long-term interests of
Shareholders and is consistent with FSB Principles for his new role.

Pension

Mr. Robertson participates in the Canadian Executive Pension Plan, which includes benefits from The Pension Fund Society of the Bank of Montreal (PFS), and the
Supplementary Pension Plan for Executive Officers, Designated Managing Directors and Designated Officers (Supplementary Plan). The Canadian Executive Pension Plan is a defined benefit pension program with the following terms:

•

  The total basic annual normal retirement pension benefit is 1.25% of the total of his average pensionable salary plus the average of his short-term incentive awards, the sum of which is capped at 145% of average pensionable salary (all subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement.

•

  He has chosen to enhance a portion of his pension benefit to a 2% formula by contributing to the optional provision under the program.

•

  Mr. Robertson’s pension will be paid in the form of periodic payments – a portion from the PFS and the rest under the Supplementary Plan, a non-registered pension arrangement.

•

The benefit is normally payable at age 65 but can be paid up to 10 years earlier on a reduced basis (reduction of 4% per year for each year that retirement precedes age 65), subject to all applicable legislation and plan rules.

•

To date, Mr. Robertson has earned a total annual retirement pension of $26,605 which will be payable on an unreduced basis at age 65. This amount will increase based on additional years of credited service and earnings.

•

Further details regarding Mr. Robertson’s pension can be found in the executive compensation tables beginning on page 47.

Share Ownership

Mr. Robertson’s share
ownership exceeds the guidelines.

Share ownership as at December 31, 2011

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

  Total share
ownership ($)

Total shares as a multiple of base salary

5.0

760,639

2,235,105

0

2,995,744

7.49

T.V. Milroy, Chief Executive Officer,
Capital Markets

Mr. Milroy leads the Capital Markets business in Canada, the U.S. and internationally. He is responsible for defining and implementing the strategic direction and delivering customer solutions and final results for all Investment and Corporate Banking (I&CB) and Trading Products lines of business.

Mr. Milroy has been with the Bank since 1993, when he joined the investment bank as a Managing Director with responsibility for a number of key relationships. He was appointed Head of Vancouver investment banking in 1996, and named Executive Managing Director and Head of Investment & Corporate Banking (I&CB) in 1999. In 2001, he was appointed
Vice-Chair and Global Head of I&CB and in 2006, was named Co-President of BMO Capital Markets. He assumed leadership of Capital Markets in 2008. He has a BA from McGill University, a Bachelor and Masters of Law from Cambridge University and an
LLB from Dalhousie University, and completed the Advanced Management Program at the Harvard Business School.

Compensation Awarded in 2011

Mr. Milroy is compensated based on the overall performance of the Bank, the performance of Capital Markets, and his individual contribution to the Bank.

His compensation this year reflected the CEO’s assessment of his performance against key financial and individual performance objectives. In addition to his ongoing responsibilities:

•

He strengthened overall distribution capabilities by building out the Bank’s distribution platform, primarily in the United States, by strengthening fixed income capabilities, expanding the leveraged distribution platform and integrating a new Global Securities Lending team.

•

  He continued expansion of the U.S Equity Research and Sales trading group and the extension of the Metals & Mining capabilities beyond North America.

•

  He upgraded talent across select North American and global sectors to increase the focus on core strategic sectors, and to build capability to further extend
Capital Markets’ offerings.

Incentive Pool Funding

Mr. Milroy’s short-term incentive was funded based 25% on the Bank’s performance against four financial measures, and 75% on Capital Markets’ performance against four financial measures. Funding was below

target this year, because Capital Markets met two of its four performance measures and the Bank met one of its four performance measures.

STIP bank performance measures

75% Operating group measures

2011 target (a)

  2011 actual results as measured
for compensation purposes (b)

CM Net Income

$998mm

$920mm

CM Return on Equity

20.3%

20.5%

CM Cash Operating Leverage

(1.8)%

(2.3)%

CM Customer Loyalty

90-100

100.9

  25% Bank performance
measures

Revenue Growth

6.0%

4.9%

Cash Earnings per Share Growth

13.0%

9.2%

Return on Equity

15.7%

15.7%

Cash Operating Leverage

1.5%

(1.0)%

(a)
2011 compensation targets established early in fiscal 2011 did not incorporate the results of the acquisitions of M&I and LGM since these acquisitions had not been announced when the Bank established its annual operating plan, and their results would not be included for a full year. In addition, consistent with prior years, compensation targets excluded the amortization of acquisition-related intangible assets.

(b)
2011 actual results as measured for compensation purposes were adjusted consistent with the basis on which 2011 targets were established to exclude revenues of $7 million and expenses of $9 million.

Bank of Montreal Management Proxy Circular

42

Compensation Discussion and Analysis

Mr. Milroy’s mid- and long-term incentives were funded based on the Bank’s relative 3-year TSR, which was above target and resulted in above target funding for his mid- and long-term incentives.

MTIP and LTIP performance measures

2011 target

2011 actual

Impact on pool funding

Three-year relative TSR (a)

At or above the average of the Cdn Peer Group

4.0% above the average of the Cdn Peer Group

Above target

(a)
Calculated based on the 90-day average Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2011 Annual Report and discussed elsewhere in this CD&A section.

Overall, the 2011 business performance resulted in variable
pool funding above target as mid- and long-term incentives represent a significant portion of overall compensation.

2011 Compensation

The Committee reviewed business adjusted pool funding for all variable compensation and was comfortable with the results. Overall Mr. Milroy’s total compensation was up 14% year-over-year due to an increase in his target compensation for 2011 and the increased three-year relative TSR performance, which resulted in increased mid-term and long-term incentive pool funding. The Committee increased Mr. Milroy’s base salary to $500,000 effective January 2011 and his 2012 target variable compensation, reflecting market compensation.

(Cdn $)

2011 ($)

2010 ($)

2009 ($)

Cash

Salary

483,333

400,000

400,000

Bonus

2,350,000

3,200,000

3,300,000

Total cash

2,833,333

3,600,000

3,700,000

Equity

Mid-term

2,575,000

1,727,500

1,900,000

Stock options

2,575,000

1,672,500

1,900,000

Total equity

5,150,000

3,400,000

3,800,000

Total direct compensation

7,983,333

7,000,000

7,500,000

72% of Mr. Milroy’s 2011 compensation is deferred (including his voluntary deferral of 25% of his cash bonus into DSUs) and therefore aligns with the long-term interests of Shareholders.

Pension

Mr. Milroy participates in the BMO Nesbitt Burns Employee Retirement Plan, a provincially (Ontario) registered defined contribution pension plan that is offered to all eligible employees of BMO Nesbitt Burns, with the following terms:

•

Both Mr. Milroy and the Bank contribute to the plan.

•

The Bank contributes 3% of earnings every year to the defined contribution pension plan, to a maximum of $3,500 per year.

•

Mr. Milroy must contribute 2% of earnings up to a maximum of $2,000 per year, either to the defined contribution pension plan or a registered retirement savings plan. He has chosen to direct his mandatory contributions to a registered retirement savings plan.

•

  Mr. Milroy is responsible for managing the investment of his retirement funds in the defined contribution plan and in the registered retirement savings plan.

•

Further details regarding Mr. Milroy’s pension can be found in the executive compensation tables beginning on page 47.

Share Ownership

Mr. Milroy’s share
ownership exceeds the guidelines.

Share ownership as at December 31, 2011

 Required   multiple of total
target direct compensation

Shares ($)

RSUs ($)

DSUs ($)

  Total share
ownership ($)

  Total shares as
 a multiple of   total target
direct compensation

1.0

237,378

6,540,215

11,001,710

17,779,303

Exceeds requirement

G. G. Ouellette, President and Chief
Executive Officer, Private Client Group

Mr. Ouellette leads the Bank’s North American wealth management businesses, and is Deputy Chair, BMO
Nesbitt Burns. He is responsible for defining and implementing strategic direction, delivering integrated services that address the needs of high net worth clients and for the results for all Private Banking, Full-Service Brokerage, Discount
Brokerage, Mutual Funds, Insurance and Investment Management businesses in Canada and the U.S.

Mr. Ouellette started out as an Investment Executive with Burns Fry Limited in 1979. He was promoted to
Branch Manager in 1983, to National Director of Sales in 1988 and to Managing Director of Investor Services in 1990. In 1993, he was named Executive Vice-President, and was then appointed to the position of Executive Vice-President, Private Client
Division when Burns Fry merged with Nesbitt Thomson in 1994. He was appointed Director of the Private Client Division and Vice-Chairman of Nesbitt Burns in 1997. He has an undergraduate degree and a Master of Business Administration from the
University of Western Ontario.

Compensation Awarded in 2011

Mr. Ouellette is compensated based on the performance of the Bank overall, the performance of Private Client Group (PCG), and his individual contribution to the Bank.

His compensation this year reflected the CEO’s assessment of his performance against key financial and individual performance objectives. In addition to his ongoing responsibilities:

•

He achieved strong year-over-year results, with net income increasing $58 million to $518 million.

•

  Under his leadership, PCG delivered a great client experience with a strong focus on financial planning – launching an innovative online financial planning tool for customers.

•

He encouraged and maintained a high level of investment for future growth by focusing on innovative products and services, and widening our geographic reach as a result of the M&I acquisition and strengthening our presence in China.

Incentive Pool Funding

Mr. Ouellette’s short-term incentive was funded based 25% on the Bank’s performance against four financial measures, and 75% on PCG’s performance against four financial measures. PCG fell short on each of its four performance measures and the Bank met one of its four performance measures. The Committee determined that lower performance in the insurance business, as a result of the impact of earthquakes and lower interest rates, had a negative impact on PCG’s overall performance measures. Excluding the insurance business, PCG had strong performance and year-over-year growth. As a result, the Committee used its discretion to increase the PCG short-term incentive plan

43

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

funding. There was no adjustment made at the Bank level. As a result, Mr. Ouellette’s short-term incentive plan funding was above target this year.

STIP bank performance
measures

75% Operating group measures

2011 target (a)

  2011
actual results as measured for compensation purposes (b)

PCG Cash Net Income Growth

22.2%

22.5%

PCG Revenue Growth

10.1%

11.0%

PCG Cash Operating Leverage

3.5%

3.1%

PCG Customer Measure

100

103.3

25% Bank Performance Measures

Revenue Growth

6.0%

4.9%

Cash Earnings per Share Growth

13.0%

9.2%

Return on Equity

15.7%

15.7%

Cash Operating Leverage

1.5%

(1.0)%

(a)
2011 compensation targets established early in fiscal 2011 did not incorporate the results of the acquisitions of M&I and LGM since these acquisitions had not been announced when the Bank established its annual operating plan, and their results would not be included for a full year. In addition, consistent with prior years, compensation targets excluded the amortization of acquisition-related intangible assets.

(b)
2011 actual results as measured for compensation purposes were adjusted to exclude revenues of $67 million and expenses of $123 million. Adjustments were made consistent with the basis on which 2011 targets were established and included an additional adjustment, to exclude from the determination of adjusted revenue a portion of reductions to PCG’s revenues that were not reflective of core operating performance.

Mr. Ouellette’s mid- and long-term incentives were funded based on the Bank’s relative 3-year TSR which was above target this year and resulted in above target funding for his mid- and long-term incentives.

MTIP and LTIP performance measures

2011 target

2011 actual

Impact on pool funding

Three-year relative TSR (a)

At or above the average of the Cdn Peer Group

4.0% above the average of the Cdn Peer Group

Above target

(a)
Calculated based on the 90-day average Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2011 Annual Report and discussed elsewhere in this CD&A section.

2011 Compensation

The Committee reviewed business adjusted pool funding for all variable compensation including the discretion used for short-term incentive pool funding and was comfortable with the results. Overall Mr. Ouellette’s total compensation was up 16% year-over-year due to increased three-year relative TSR performance, which resulted in increased mid-term and long-term incentive pools funding and increased short-term incentive pool funding. Mr. Ouellette’s salary did not change in 2011.

(Cdn $)

2011 ($)

2010 ($)

2009 ($)

Cash

Salary

500,000

500,000

500,000

Bonus

906,000

828,500

685,000

Total cash

1,406,000

1,328,500

1,185,000

Equity

Mid-term

1,222,000

1,052,000

807,500

Stock options

1,222,000

940,500

807,500

Total equity

2,444,000

1,992,500

1,615,000

Total direct compensation

3,850,000

3,321,000

2,800,000

63% of Mr. Ouellette’s 2011 compensation is deferred and therefore aligns with the long-term interests of Shareholders.

Pension

Mr. Ouellette participates in The Pension Fund Society of the Bank of Montreal (PFS), a federally registered defined benefit pension plan, which includes all eligible Bank employees. Mr. Ouellette also participates in a Retirement Allowance Agreement (RAA) that is a Bank funded non-registered arrangement. The Bank entered into an RAA with Mr. Ouellette to define his overall pension arrangement and to clarify his entitlement in the event of a change of control. Following are the terms of Mr. Ouellette’s RAA for pension purposes:

•

The total annual normal retirement pension benefit is 2% of the sum of his last 12 months of salary plus the average of his highest five consecutive short-term incentive awards, the total being capped at 145% of base salary, multiplied by his years of credited service.

•

  Upon retirement, Mr. Ouellette’s total annual pension (including the PFS portion and the RAA portion) will be payable as periodic payments.

•

To date, Mr. Ouellette has earned a total annual retirement pension benefit of Cdn$362,500, that is payable immediately on an unreduced basis. This pension will increase with additional years of credited service and earnings.

•

  Further details regarding Mr. Ouellette’s pension can be found in the executive compensation tables beginning on page 47.

Share Ownership

Mr. Ouellette’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2011

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

  Total share
ownership ($)

  Total shares as
a multiple of base salary

5.0

10,956,112

3,225,022

6,543,045

20,724,179

41.45

Bank of Montreal Management Proxy Circular

44

Compensation Discussion and Analysis

F. J. Techar, President and Chief Executive Officer,
Personal and Commercial Banking Canada

Mr. Techar leads the Canadian retail bank and is responsible for defining and implementing strategies for all products and sales and service distribution channels. He is accountable for delivering financial solutions to customers and for financial results for the Personal, Commercial and Small Business (Canada) banking lines of business.

Mr. Techar joined the Bank in 1984. He was appointed to his current position in July 2006 after serving as
President and Chief Executive Officer of Harris Bankcorp, Inc. for five years. He began his career with the Bank in the Corporate Banking Division, and then gained several years of international experience in the U.S. and as Senior Vice-President and General Manager London, England. Mr. Techar has a Bachelor of Science and an Engineering degree from Princeton University, and a Masters in Business Administration from the University of Denver.

Compensation awarded in 2011

Mr. Techar is compensated based on the performance of the Bank overall, the performance of Personal & Commercial Bank Canada (P&C), and his overall performance and contribution to the Bank.

His compensation this year reflected the CEO’s assessment of his performance against key financial and individual performance objectives. In addition to his ongoing responsibilities:

•

P&C Canada revenue grew by 4.1% to $6.1 billion and customer loyalty improved.

•

  He continued to enhance the customer experience by launching attractive competitive new offers and creating a differentiated position in the Canadian market.

•

  P&C Canada continued the redesign of core processes and technologies to achieve a higher-quality customer experience, created capacity for customer–facing employees and reduced costs.

Incentive Pool Funding

Mr. Techar’s short-term incentive was funded based 25% on the Bank’s performance against four financial measures, and 75% on P&C Canada’s performance against five financial measures. Funding was below target this year because P&C Canada did not meet three of its five financial targets, and the Bank did not meet three of the four performance measures.

STIP bank performance measures

75% P&C Canada Operating
group measures (a)

2011 target (a)

  2011
actual results as measured for compensation purposes (b)

P&C Cash Net Income Growth

8.4%

5.0%

P&C Revenue Growth

7.2%

4.6%

P&C Cash Operating Leverage

(1.0)%

(1.2)%

P&C Return on Equity

46.7%

48.5%

P&C Customer Loyalty

33.0

37.0

25% Bank performance measures

Revenue Growth

6.0%

4.9%

Cash Earnings per Share Growth

13.0%

9.2%

Return on Equity

15.7%

15.7%

Cash Operating Leverage

1.5%

(1.0)%

(a)
2011 compensation targets were established early in fiscal 2011 and include an adjustment to revenues and expenses to encourage alignment between the P&C Canada and PCG businesses. In addition, consistent with prior years, compensation targets excluded the amortization of acquisition-related intangible assets.

(b)
2011 actual results as measured for compensation purposes were adjusted consistent with the basis on which 2011 targets were established to include revenues of $325 million and expenses of $170 million.

Mr. Techar’s mid- and long-term incentives were funded based on the Bank’s relative 3-year TSR, which was above target and resulted in above target funding for his mid- and long-term incentives.

MTIP and LTIP performance measures

2011 target

2011 actual

Impact on pool funding

Three-year relative TSR (a)

At or above the average of the Cdn Peer Group

4.0% above the average of the Cdn Peer Group

Above target

(a)
Calculated based on the 90-day average Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2011 Annual Report and discussed elsewhere in this CD&A section.

2011 Compensation

The Committee reviewed business adjusted pool funding for all variable compensation and was comfortable with the results. Overall Mr. Techar’s total compensation was down 5% year-over-year due to decreased variable pool funding. The Committee approved an increase in Mr. Techar’s target variable compensation for 2012 and increased his 2012 base salary from US$550,000 to US$600,000 based on the competitive market.

(Cdn $)

2011 ($)

2010 ($)

2009 ($)

Cash

Salary

541,860
(a)

573,430

640,750

Bonus

843,000

1,287,000

1,125,000

Total cash

1,384,860

1,860,430

1,765,750

Equity

Mid-term

1,228,500

1,081,500

975,000

Stock options

1,228,500

1,081,500

975,000

Total equity

2,457,000

2,163,000

1,950,000

Total direct compensation

3,841,860

4,023,430

3,715,750

(a).
Mr. Techar’s 2011 salary was US$550,000. The actual salary he received for the year reflects changes in foreign exchange rates and has been converted consistent with the Summary Compensation table on page 47.

69% of Mr. Techar’s 2011 compensation is deferred (including his voluntary deferral of 25% of his cash bonus into DSUs) and therefore aligns with the long-term interests of Shareholders.

Pension

Mr. Techar has been employed
with the Bank in Canada and in the U.S. As a result, he has membership in the Bank’s pension programs in both countries. These programs include The Pension Fund Society of the Bank of Montreal (PFS), as well as the Harris Qualified and
Non-Qualified Pension Plans. In addition to these plans, Mr. Techar participates in a Retirement Allowance Agreement (RAA). The Bank entered into an RAA with Mr. Techar to define his overall pension arrangement and to clarify his entitlement in the event of a change of control. Following are the terms of Mr. Techar’s RAA for pension purposes:

•

The total annual normal retirement pension benefit is 2% of the sum of his last 12 months of salary plus the average of his highest five consecutive short-term incentive awards, the total being capped at 145% of base salary, multiplied by his years of credited service. This is a US dollar pension formula which uses Mr. Techar’s U.S. dollar salary and U.S. dollar equivalent of his Canadian STIP awards.

45

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

•

The portion of his total annual pension that is payable from the PFS must be taken as periodic payments. He will have the choice of taking the amount payable from the Harris qualified plan as periodic payments or as a lump sum. The remainder of his total annual pension will be converted into cash and paid in a lump sum as determined by the rules of his RAA.

•

To date, Mr. Techar has earned a total annual retirement pension of $429,229, that is payable on an unreduced basis at age 60. The U.S. dollar pension that is the basis for this Canadian dollar representation will increase based on additional years of credited service and earnings.

•

  The benefit, as calculated above, is payable at age 60, but can be paid up to 5 years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60) subject to all applicable legislation and plan rules.

•

  Further details regarding Mr. Techar’s pension, including CDN/US conversion notes for the purposes of valuing, can be found in the executive compensation tables beginning on page 47.

Share Ownership

Mr. Techar’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2011

Required multiple

Shares ($)

RSUs ($)

DSUs ($)

  Total share
ownership ($)

  Total shares as
a multiple of base salary

5.0

2,046,326

3,458,278

3,894,557

9,399,161

17.35

Bank of Montreal Management Proxy Circular

46

Compensation Discussion and Analysis

Executive Compensation Tables

Summary Compensation Table for Named Executive Officers

The table below shows the compensation earned in the last three fiscal years by the Named Executive Officers.

Name and principal position

Year

Salary ($)

  Share-based
Awards ($)(a)

  Option-based
awards ($)(a)(b)

  Non-equity
 incentive plan
compensation ($)

  Pension
value ($)(d)

  All other
Compensation ($)(e)

  Total
Compensation ($)

Annual incentive plans (c)

W. A. Downe

2011

1,026,250

5,400,000
(f)

2,300,000

1,150,000

1,531,923
(g)

12,069

11,420,242

President and Chief

2010

1,042,600

3,000,000

2,650,000

2,850,000

626,526

12,772

10,181,898

Executive Officer

2009

1,165,000

2,350,000

2,350,000

1,585,000

120,881

14,271

7,585,152

T. E. Flynn

2011

461,425

1,170,000

936,000

772,000

94,966

13,693

3,448,084

Executive Vice-President and

2010

400,000

1,110,000

810,000

880,000

113,572

11,967

3,325,539

Chief Financial Officer (from March 23, 2011)

2009

400,000

750,000

750,000

1,000,000

107,968

11,967

3,019,935

R. C. Robertson

2011

400,000

1,126,000

0

1,024,000

102,606

11,967

2,664,573

Chief Financial Officer

2010

400,000

750,000

0

1,300,000

80,023

11,967

2,541,990

(until March 23, 2011)

2009

400,000

300,000

0

1,600,000

64,516

11,967

2,376,483

T. V. Milroy

2011

483,333

2,575,000

2,575,000

2,350,000

3,500

3,000

7,989,833

Chief Executive Officer,

2010

400,000

1,727,500

1,672,500

3,200,000

3,500

3,000

7,006,500

Capital Markets

2009

400,000

1,900,000

1,900,000

3,300,000

3,500

3,000

7,506,500

G. G. Ouellette

2011

500,000

1,222,000

1,222,000

906,000

405,124

91,953

4,347,077

President and Chief Executive

2010

500,000

1,052,000

940,500

828,500

372,746

100,017

3,793,763

Officer, Private Client Group

2009

500,000

807,500

807,500

685,000

343,815

68,196

3,212,011

F. J. Techar

2011

541,860

1,228,500

1,228,500

843,000

587,864
(h)

64,228

4,493,952

President and Chief Executive

2010

573,430

1,081,500

1,081,500

1,287,000

21,257

168,457

4,213,144

  Officer, Personal and Commercial
Bank Canada

2009

640,750

975,000

975,000

1,125,000

55,345

471,345

4,242,440

Cash compensation paid in U.S. dollars has been converted into Canadian dollars at the average rate of exchange for the fiscal years as follows: for 2011 US$1.00 = Cdn$0.9852; 2010 US$1.00 = Cdn$1.0426; and for 2009 US$1.00 = Cdn$1.165. U.S. dollar pension values have been converted at an October 31st spot rate into Canadian dollar values for the fiscal years as follows: for 2011 US$1.00 = Cdn$0.9967, for 2010 US$1.00 = Cdn$1.0202; and for 2009 US$1.00 = Cdn$1.0819.

(a)
The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown represent the value of awards granted as of the grant date in each of calendar years 2011, 2010 and 2009. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2009 (i.e., between November 1 and December 31, 2008).

•

  The value of options granted in that period is as follows: Mr. Flynn $576,000; Mr. Milroy $1,170,000; Mr. Ouellette $684,000 and Mr. Techar $705,658.

•

  The value of share-based awards granted in that period is as follows: Mr. Robertson $200,000; Mr. Flynn $1,024,000; Mr. Milroy $1,830,000; Mr. Ouellette $716,000
and Mr. Techar $1,182,454.

(b)
The Committee reviewed an estimate prepared by a third party consultant and the Bank’s finance group on the value of the options at the grant date. The finance group used a binomial pricing model, a commonly used valuation method. The third party consultant provided the following key assumptions used to determine the option fair value: expected dividend yield: 4.03%; expected Share price volatility: 26.21%; risk free rate of return: 3.0% and expected period until exercise: 10 years. Using these assumptions, the compensation value of options granted to the NEOs in December 2011 is approximately $12.88 per option. For the purpose of accounting and financial statements, the option value methodology and assumptions are consistent with the guidance in Canadian Institute of Chartered Accountants Handbook Section 3870 Stock-Based Compensation and other Stock-Based Payments. An option pricing model was used with the following assumptions: expected dividend yield 4.6%, expected Share price volatility 20.5%, risk free rate of return 2.7% and expected period until exercise 5.2 years. Using these assumptions, the weighted-average value of options granted throughout fiscal 2011 is approximately $4.97 per option, which includes the weighted-average fair value of options granted at closing of the M&I acquisition. Excluding the options granted at closing of the M&I acquisition, the weighted-average fair value of options granted would have been $10.60 per option.

(c)
Executives can choose to defer receipt of a portion of their short-term cash incentive award and receive Deferred Share Units (DSUs) instead. Their elections to defer were as follows:

Year

NEO

% Deferred

2011

Mr. Techar

25
%

Mr. Milroy

25
%

2010

Mr. Downe

50
%

Mr. Techar

25
%

Mr. Milroy

25
%

2009

Mr. Downe

50
%

Mr. Milroy

25
%

(d)
Includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes. See page 49 for details about these pension plans and obligations.

(e)
The amounts shown represent the Bank’s contributions to the NEOs under the employee share purchase programs and the aggregate value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). Mr. Ouellette’s 2011 amounts include an executive allowance of $31,000 paid in 2011 and club fees for 2011 of $26,628. Mr. Techar’s 2011 amount includes an executive allowance of $31,000.

(f)
Includes $1,400,000 of Deferred Share Units awarded to Mr. Downe in Fiscal 2011.

(g)
Of the $1,531,923 reported for 2011, $460,278 is attributable to the cost for 2011 service. The remainder is attributable to the increase in accrued pension liability based on
Mr. Downe’s total years of credited service to date, resulting from his 2011 increase in base salary.

(h)
Of the $587,684 reported for 2011, $221,138 is attributable to the cost for 2011 service. The remainder is attributable to the increase in accrued pension liability based on Mr.
Techar’s total years of credited service to date, resulting from his 2011 increase in base salary.

47

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Outstanding Option-based Awards and Share-based Awards

The table below shows the value of the outstanding option-based and share-based awards for each of the NEOs as of October 31, 2011.

Option-based awards

Share-based Awards

Name

Grant Date

  Number of securities
 underlying   unexercised
options

  Option exercise
price ($)

  Option
expiration date

  Value of
 unexercised   in-the-money
options ($)(a)(b)

  Number of
 shares or units   of shares
that   have not
vested

  Market or
 payout value of   share-based
 awards that have   not
vested ($)(c)

Market or payout value of vested share- based awards not paid out or distributed
($) (d)

W. A. Downe

December 10, 2002

67,400

40.85

December 10, 2012

1,215,896

January 5, 2004

44,100

53.93

January 5, 2014

218,736

December 8, 2004

40,400

56.60

December 8, 2014

92,516

December 8, 2005

46,300

62.99

December 8, 2015

0

December 14, 2006

98,300

68.97

December 14, 2016

0

December 13, 2007

165,400

60.23

December 13, 2017

0

December 1, 2009

48,926.66

2,881,291

December 10, 2009

183,194

53.45

December 10, 2019

996,575

December 22, 2010

51,994.14

3,061,935

December 22, 2010

199,408

57.78

December 22, 2020

221,343

Total

844,502

2,745,066

100,920.80

5,943,226

9,463,575

T. E. Flynn

December 8, 2004

20,500

56.60

December 8, 2014

46,945

December 8, 2005

21,600

62.99

December 8, 2015

0

December 14, 2006

23,600

68.97

December 14, 2016

0

December 13, 2007

34,600

60.23

December 13, 2017

0

December 1, 2008

30,316.28

1,785,326

December 11, 2008

70,320

34.13

December 11, 2018

1,741,123

December 1, 2009

15,614.89

919,561

December 10, 2009

58,466

53.45

December 10, 2019

318,055

December 22, 2010

19,237.84

1,132,916

December 22, 2010

60,951

57.78

December 22, 2020

67,656

Total

290,037

2,173,779

65,169.01

3,837,803

0

R. C. Robertson

December 1, 2008

5,921.15

348,697

December 1, 2009

6,245.96

367,824

March 25, 2010

5,405.77

318,346

December 22, 2010

7,799.12

459,290

Total

25,372.01

1,494,157

0

T. V. Milroy

December 10, 2002

12,175

40.85

December 10, 2012

219,637

January 5, 2004

28,700

53.93

January 5, 2014

142,352

December 8, 2004

16,400

56.60

December 8, 2014

37,556

February 7, 2006

11,400

67.94

February 7, 2016

0

December 14, 2006

10,500

68.97

December 14, 2016

0

December 13, 2007

24,100

60.23

December 13, 2017

0

March 27, 2008

61,302

45.00

March 27, 2018

851,485

December 1, 2008

54,178.53

3,190,574

December 11, 2008

142,837

34.13

December 11, 2018

3,536,644

December 1, 2009

39,557.73

2,329,555

December 10, 2009

148,114

53.45

December 10, 2019

805,740

December 22, 2010

29,939.96

1,763,164

December 22, 2010

125,853

57.78

December 22, 2020

139,697

Total

581,381

5,733,111

123,676.21

7,283,293

10,842,055

G. G. Ouellette

December 10, 2002

67,600

40.85

December 10, 2012

1,219,504

January 5, 2004

87,700

53.93

January 5, 2014

434,992

December 8, 2004

50,200

56.60

December 8, 2014

114,958

December 8, 2005

49,800

62.99

December 8, 2015

0

December 14, 2006

45,500

68.97

December 14, 2016

0

December 13, 2007

58,200

60.23

December 13, 2017

0

December 1, 2008

21,197.72

1,248,334

December 11, 2008

83,505

34.13

December 11, 2018

2,067,584

December 1, 2009

16,812.03

990,061

December 10, 2009

62,949

53.45

December 10, 2019

342,443

December 22, 2010

18,232.61

1,073,718

December 22, 2010

70,771

57.78

December 22, 2020

78,556

Total

576,225

4,258,037

56,242.36

3,312,113

6,814,258

Bank of Montreal Management Proxy Circular

48

Compensation Discussion and Analysis

Option-based awards

Share-based Awards

Name

Grant Date

  Number of securities
 underlying   unexercised
options

  Option exercise
price ($)

  Option
expiration date

  Value of
 unexercised   in-the-money
options ($)(a)(b)

  Number of
 shares or units   of shares
that   have not
vested

  Market or
 payout value of   share-based
 awards that have   not
vested ($)(c)

Market or payout value of vested share- based awards not paid out or distributed
($) (d)

F. J. Techar

December 10, 2002

60,100

40.85

December 10, 2012

1,084,204

January 5, 2004

50,100

53.93

January 5, 2014

248,496

December 8, 2004

49,600

56.60

December 8, 2014

113,584

December 8, 2005

51,700

62.99

December 8, 2015

0

December 14, 2006

63,600

68.97

December 14, 2016

0

December 13, 2007

79,200

60.23

December 13, 2017

0

December 1, 2008

35,007.45

2,061,588

December 11, 2008

86,149

34.13

December 11, 2018

2,133,049

December 1, 2009

20,299.36

1,195,429

December 10, 2009

76,006

53.45

December 10, 2019

413,473

December 22, 2010

18,743.89

1,103,828

December 22, 2010

81,381

57.78

December 22, 2020

90,333

Total

597,836

4,083,139

74,050.70

4,360,845

3,835,241

(a)
The value of certain of the unexercised options is $0 because the exercise price is higher than the closing price of the Shares on the TSX on October 31, 2011 ($58.89).

(b)
The value of unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the Shares on the TSX on
October 31, 2011 ($58.89). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.

(c)
With his appointment to President and Chief Executive Officer in 2007, Mr. Downe was granted a special incentive award opportunity tied to relative TSR performance that is designed to reward progressive and sustained outperformance in both relative and absolute terms, as follows. The award has a five-year term (March 1, 2007 to March 1, 2012). If the Bank obtains superior TSR relative to the Canadian peer group
(the other five major Canadian banks) and a 25% absolute TSR increase at the end of the performance period, the value of the award will be $10,000,000. The value will be zero, if these aggressive performance hurdles are not met. If the Bank attains top relative TSR performance and a 25% absolute TSR increase at the end of the performance period, the payout of the award will be $12,500,000. Based on the aggressive performance hurdles and the risk of forfeiture, the award has an indeterminate value.

(d)
Represents the aggregate value of annual cash bonuses the NEO voluntarily elected to defer into Deferred Stock Units (DSUs) and the dividend equivalents earned as additional DSUs on the aggregate holdings.

Incentive Plan Awards – Value Vested or Earned

The table below shows the value of the option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned during the fiscal year ended October 31, 2011

Name

  Option-based
 awards – value vested
during the year ($)(a)

  Share-based
 awards – value vested
during the year ($)(b)

  Non-equity incentive
plan compensation – Value earned during the year ($)(c)

W. A. Downe

458,229

2,071,402

1,150,000

T. E. Flynn

622,985

750,308

772,000

R. C. Robertson

n/a

810,272

1,024,000

T. V. Milroy

1,567,004

1,132,263

2,350,000

G. G. Ouellette

734,489

748,006

906,000

F. J. Techar

789,775

892,537

843,000

(a)
The value of the stock options that vested during the fiscal year is based on the difference between the exercise price of the options and the Share closing price on the TSX on the vesting date. If the closing price of the Shares on the vesting date was below the exercise price, the stock options had no current value and are valued at $0.

(b)
The value of share-based awards that vested and were paid out during the fiscal year. Includes dividend equivalents earned on outstanding Deferred Share Units during the period.
Dividend equivalents are valued at the closing price of Shares on the TSX on October 31, 2011 ($58.89).

(c)
The annual cash incentive awards for 2011. Annual incentive awards are also reported in the Summary Compensation table. The full amount of the annual cash incentive is included in this table even if a portion was voluntarily deferred into Deferred Share Units.

Defined Benefit Pension Plan Table

The table below discloses information about the defined benefit pension plan, including the annual pension payable to the NEOs for three pension-eligibility timeframes (at year end, at normal retirement and at age 65) and accrued obligations determined on a defined benefit basis.

Name

  Number of
 years credited
service

Annual benefits payable ($)(a)(b)

  Accrued obligation
at start of Year ($)(d)

  Compensatory
Change ($)(e)

  Non-compensatory
Change ($)(e)

  Accrued obligation
at year end ($)(d)

At   year
end

At Normal
Retirement
(c)

At age 65

W. A. Downe

28.42

855,588
(f)

961,190
(f)

996,700
(f)

11,989,844

1,531,923

302,316

13,824,084

T.E. Flynn

18.92

168,753

249,665

350,026

1,046,576

94,966

71,543

1,213,085

R. C. Robertson

3.67

26,605

33,155

33,155

236,397

102,606

22,838

361,840

G. G. Ouellette

25.00
(g)

362,500

362,500

389,084

4,735,133

405,124

(76,205
)

5,064,053

F. J. Techar

27.00

429,229
(h)

549,182
(h)

634,449
(h)

5,462,787

587,864

19,305

6,069,956

(a)
Annual benefits payable are inclusive of all pension entitlements from the Bank and do not reflect the reduction of benefits due to early retirement.

(b)
All annual benefits shown for Messrs. Flynn, Robertson and Ouellette reflect earnings as of October 31, 2011. For Messrs. Downe and Techar, annual benefits payable at year-end reflect earnings as of October 31, 2011, whereas, annual benefits payable at normal retirement and age 65 reflect the approved increase in salary effective fiscal 2012.

(c)
According to their pension arrangements, Messrs. Downe, Ouellette and Techar have a normal retirement age of 60. Mr. Robertson has a normal retirement age of 65. A portion of Mr. Flynn’s pension will be unreduced at age 60 and his total pension will be unreduced at his normal retirement age 65.

(d)
Accrued Obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation because of differences between the lump sum assumptions (which are dependent on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.

49

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

(e)
Compensatory Change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-Compensatory Change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

(f)
A portion of Mr. Downe’s annual pension benefit will be payable as an annuity from The Pension Fund Society of the Bank of Montreal (PFS). The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The annual benefit payable at age 65 of $996,700 as shown is the equivalent of US$1,000,000 subject to the noted exchange rate. Figures reported are in Canadian dollars.

(g)
To recognize years of service with his previous employer, Mr. Ouellette has a special service arrangement whereby he accrues 1 additional year of credited service for each year worked.

(h)
A portion of Mr. Techar’s annual pension benefit will be payable from the PFS, a portion from the Harris Qualified Plan and the balance of the total annual pension entitlement will be converted to a lump sum on retirement.

Defined Contribution Pension Plan Table

The table below discloses information about the defined contribution pension plan for Mr. Milroy.

Name

Defined Contribution Pension Plan Accumulated Value at Start of Year

Compensatory (a)

  Defined Contribution Pension Plan
Accumulated Value at Year-End

T. V. Milroy

$74,368

$3,500

$77,841

(a)
The compensatory component of this disclosure includes only the Bank’s contributions to the defined benefit pension plan on behalf of Mr. Milroy. The Plan does not provide “above market investment earnings”.

Termination and Change of Control Benefits

The table below explains how the components of our executive compensation program are treated under five termination scenarios.

Compensation Element

Resignation

  Termination
With Cause

  Termination
Without Cause

Retirement (Early or Normal)

Change in Control

Base Pay (Salary)

Ceases immediately

Ceases immediately

Severance paid as a lump sum or salary continuation

Normal retirement provisions apply

No incremental payment

Short Term Incentive Plan (Bonus)

Forfeited

Forfeited

As negotiated

Pro-rated for the year

No incremental payment.

Bank Mid-Term Incentive Plan (RSU)

Forfeited

Forfeited

  Normal vesting and payout dates apply to RSU
     RSUs are forfeited if non-solicit provision is breached or if employee engaged in misconduct while employed

  Normal vesting and payout dates apply to RSU
RSUs are forfeited if non-solicit and non-compete provisions are breached or if employee engaged in misconduct while employed

Normal vesting and payout dates apply

Long-Term Incentive Plan (Stock Options)

All options are cancelled

All options are cancelled

All vested options expire in 90 days. If non-solicit provision is breached, all options are cancelled unless employee is at retirement age, in which case the retirement provisions apply.

All options expire at the earlier of 5 years from retirement or normal expiry. If non-compete and non-solicit provisions are breached, all options are cancelled

If terminated without cause within 24 months after change in control, all options become fully vested and will expire within 90 days

Deferred Stock Units

Units are redeemed if vested, otherwise forfeited

Units are redeemed if vested, otherwise forfeited

Units are redeemed

Units are redeemed

Participation continues

Canadian Executive Pension Plan

No incremental payment

No incremental payment

Prior to age 55, bonus related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by credited service) is payable

No incremental payment

No incremental payment

BMO Nesbitt Burns Pension Plan

No incremental payment

No incremental payment

No incremental payment

No incremental payment

No incremental payment

Retirement Allowance Agreement (RAA)

No incremental payment

No incremental payment

Granted an additional 2 years of credited service plus severance payment equal to two times the sum of annual salary plus the average of the best 5 consecutive bonuses

No incremental payment

The payment is the same as Termination Without Cause, if there is a change of control and within 24 months the executive is terminated without cause

Benefits

None

None

None

None

None

Perquisites

Ceases

Ceases

Subject to negotiation

Ceases

No incremental payment

Bank of Montreal Management Proxy Circular

50

Compensation Discussion and Analysis

The table below shows the incremental payments that would be made to each NEO at, following, or in connection with each of the termination scenarios below as at October 31, 2011 (a).

Name

Type of Payment

Resignation ($)

  Termination
With Cause ($)

  Termination
Without Cause ($)

  Retirement
(Early or Normal) ($)

  Change in
Control ($)

W. A. Downe

Total cash Severance
(b)

0

0

6,308,376

0

6,308,376

DSUs

0

0

0

0

0

Bank MTIP

0

0

0

0

0

Stock Options
(c)

0

0

0

0

1,590,721

Pension
(d)(e)

0

0

59,314

0

59,314

Total

0

0

6,367,690

0

7,958,411

T. E. Flynn

Total cash Severance
(b)

0

0

0

0

0

DSUs

0

0

0

0

0

Bank MTIP

0

0

0

0

0

Stock Options
(c)

0

0

0

0

1,200,234

Pension
(d)(e)

0

0

60,691

0

60,691

Total

0

0

60,691

0

1,260,925

R. C. Robertson

Total cash Severance

0

0

0

0

0

DSUs

0

0

0

0

0

Bank MTIP

0

0

0

0

0

Stock Options

0

0

0

0

0

Pension
(e)

0

0

0

0

0

Total

0

0

0

0

0

T. V. Milroy

Total cash Severance
(b)

0

0

0

0

0

DSUs

0

0

0

0

0

Bank MTIP

0

0

0

0

0

Stock Options
(c)

0

0

0

0

2,815,171

Pension
(e)

0

0

0

0

0

Total

0

0

0

0

2,815,171

G. G. Ouellette

Total cash Severance
(b)

0

0

4,288,000

0

4,288,000

DSUs

0

0

0

0

0

RSUs

0

0

0

0

0

Stock Options
(c)

0

0

0

0

2,152,291

Pension
(d)(e)

0

0

58,000

0

58,000

Total

0

0

4,346,000

0

6,498,291

F. J. Techar

Total cash Severance
(b)

0

0

2,989,297

0

2,989,297

DSUs

0

0

0

0

0

RSUs

0

0

0

0

0

Stock Options
(c)

0

0

0

0

1,709,571

Pension
(d)(e)

0

0

27,343

0

27,343

Total

0

0

3,016,640

0

4,726,211

(a)
The incremental benefit received by the NEO, not including any statutory benefits. All payments are calculated on the assumption that the NEO ceased to be an employee on
October 31, 2011. Valuations are based on the closing price of the Shares on the TSX on October 31, 2011 ($58.89) and severance and pensions paid in US$ have been converted to Cdn$ at an exchange rate of Cdn$0.9967 per US$1.00 at
October 31, 2011.

(b)
Severance payments for Messrs. Downe, Ouellette and Techar are governed by their RAAs. For Messrs. Flynn, Robertson and Milroy, any entitlements would be determined under common law.

(c)
The values shown are the in-the-money amount of options for which vesting would be accelerated. Accelerated vesting of stock options occurs when there is a change of control and the executive is terminated without cause within 24 months of the change of control.

(d)
As outlined in their RAAs, Messrs. Downe, Ouellette and Techar would receive additional pension if there is a change of control and they are terminated without cause within 24 months of the change of control.

(e)
Pension payments for Messrs. Downe, Ouellette and Techar are governed by their RAAs. Messrs. Robertson and Flynn are governed by the Canadian Executive Pension Plan and
Mr. Milroy by the BMO Nesbitt Burns Pension Plan.

51

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Other Information

Bank’s Stock Option Plans

The Stock Option Plan,
Non-Officer Director Stock Option Plan and the M&I stock option plans assumed by BMO are the only compensation plans where the Bank issues equity securities. Shareholders first approved the Stock Option Plan in 1995, and approved an amendment to increase the number of shares issuable under the Plan at the Annual Meeting of Shareholders on March 3, 2009. Shareholders approved the Non-Officer Director Stock Option Plan at the Bank’s Annual Meeting of Shareholders held on
February 25, 2002.

Although Shareholders passed a resolution at the Annual Meeting of Shareholders on February 24, 2004 to discontinue the granting of options to directors under the Non-Officer Director Stock Option Plan effective November 1, 2003, options under this Plan are still outstanding. See page 54, Non-Officer Director Stock Option Plan, for more information.

Dilution Impact of Long-Term Incentive Plan

At any given
time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline that limits overhang to 7.5% or less of the total number of issued and outstanding Shares. The Bank also monitors the outstanding options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and illustrates our management of stock option awards to minimize the dilutive effect on Shareholders.

Measure (shown as a
% of issued and outstanding Shares as of October 31, 2011)

2011

2010

2009

Overhang (a)

3.99%

4.37%

5.38%

Dilution (b)

2.66%

2.69%

3.37%

Burn rate (c)

0.86% (d)

0.31%

0.40%

(a)
Overhang is the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year.

(b)
Dilution is the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year.

(c)
Burn rate is the number of stock options issued during the year, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year.

(d)
The burn rate increased over prior years as a result of the outstanding M&I stock options that were converted upon closing of the M&I transaction into options to purchase
BMO Shares, in accordance with the purchase agreement. Excluding the impact of the acquisition, the burn rate would have been 0.29%.

Securities Authorized for Issuance under the Equity Compensation Plans

The table below describes the Shares that will be issued when outstanding options are exercised under the Stock Option Plan, the Non-Officer Director Stock Option Plan and the M&I stock option plans assumed by
BMO, as well as the remaining number of Shares available to be issued under the Stock Option Plan and M&I stock option plans assumed by BMO. Since options can no longer be issued to directors under the Non-Officer Director Stock Option Plan, the table does not include Shares that are still available to be issued under that Plan.

Shareholders have approved all equity compensation plans that involve the issuance of Shares. See page 53 to 54 for a description of the material features of each plan. The table below sets out information about the equity plans as at October 31, 2011.

Plan category

Number of securities to be issued upon exercise
of outstanding options, warrants and rights (a) (1)

Weighted- average exercise price
of outstanding options, warrants and rights (b) (2)

Number of securities remaining available for
future issuance under equity compensation plans (excluding securities reflected in column (a))

  Equity compensation plans
approved by the security holders

16,989,499

$84.28

8,728,782

  Equity compensation plans
not approved by the security holders

Nil

Nil

Nil

Total

16,989,499

$84.28

8,728,782

(1)
Includes outstanding M&I stock options that were converted upon closing of the M&I transaction into options to purchase BMO shares, in accordance with the purchase agreement.

(2)
Includes the weighted-average exercise price for the M&I options converted as discussed in note (1) above.

Bank’s Stock Option Plan – Issuance Limits

Eligibility

Options granted to employees and employees on a temporary leave of absence of the Bank and its affiliates at Committee discretion

Maximum number of shares issuable

72,200,000 Shares (representing 11.28% of issued and outstanding Shares as at January 31,
2012)

Currently issued (dilution)

15,234,738 Shares issuable upon exercise of outstanding options (representing 2.38% of the
Bank’s issued and outstanding Shares as at January 31, 2012)

Available for issue

5,997,808 Shares remaining available for issuance (representing 0.94% of the Bank’s issued and outstanding Shares as at January 31, 2012)

Other limits

The number of Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares; and the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding
Shares. Maximum number of Shares reserved for issuance under options to any one participant cannot exceed 5% of the Shares then issued and outstanding

Committee guideline (overhang)

The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the Bank’s issued and outstanding Shares. The Bank is in compliance with this guideline and, accordingly, restrictions on the number of options that may be granted to employees under the Plan are not needed

Bank of Montreal Management Proxy Circular

52

Compensation Discussion and Analysis

Bank’s Stock Option Plan – Conditions

Maximum option term

•

10-year expiry date from date of grant. The term is
extended if the expiry falls during a Bank trading black-out period; except that any option holder who is a U.S. taxpayer is excluded from this provision

Exercise price

•

Equal to the closing price of the Shares on the TSX on the trading day immediately preceding the date of grant

  Vesting
and exercise of options

•

Before stock options can be exercised, they must have vested

•

Options vest 25% per year over four years. For stock options that include a price-condition, in addition to vesting, the Shares must meet or exceed Share price growth conditions before options can be exercised

•

The Committee has full discretion to determine the number of options to be granted in the form of standard options and price-conditioned options

  Expiry
of options

•

The earlier of:

(i)

the fifth anniversary of a participant’s retirement date

(ii)

the third anniversary of the date of termination of full-time employment due to disability or death

(iii)

the 10-year anniversary of date of grant

•

Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited

Transfer/assignment

Not possible other than by will or pursuant to the laws of succession

  Forfeiture on financial
restatement or detrimental act committed while employed

All or a portion of an executive’s vested and non vested options may be forfeited in the event of a financial restatement or if it is discovered that a former executive while employed committed an act detrimental to the Bank

Forfeiture on competition

Options may be forfeited where a retired participant or participant on permanent disability competes with the Bank or solicits the Bank’s employees or customers and when a participant who was terminated without cause solicits the Bank’s employees or customers

Change of control

If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise

Plan changes

The Committee or Board of Directors may amend, modify or terminate the Plan at any time provided that any changes do not decrease entitlements that have accrued prior to the date of change. Changes are subject to Shareholder approval where such change

(i)

increases the number of Shares reserved for issuance under the Plan

(ii)

reduces the exercise price of an option (the cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of re-issuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option)

(iii)

extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank)

(iv)

extends eligibility to participate in the Plan to non-employee directors

(v)

permits options or stock appreciation rights to be transferred other than for normal estate settlement purposes

(vi)

extends the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank)

(vii)

permits awards, other than options and stock appreciation rights, to be made under the Plan

Amendments which may be made without Shareholder approval include amendments of a
“housekeeping” nature, the addition of covenants of the Bank for the protection of participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not entail an extension of the term of the option beyond its original expiry date

Exercise process

(i)

executives open a BMO or Harris brokerage account to facilitate the exercise of their options

(ii)

when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin

(iii)

when the executive has elected to sell all or some of the Shares issued upon the exercise of the options, brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest

(iv)

when any executive has elected to hold the Shares issued upon the exercise of the options, he or she must pay the strike price, applicable commissions and taxes and debit interest

An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for Shares equivalent in value to the in-the-money amount

53

Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Non-Officer Director Stock Option Plan

Options to purchase a total of 147,000 Shares, representing 0.03% of the Bank’s issued and outstanding Shares as at January 31, 2011, were granted under the Non-Officer Director Stock Option Plan. As noted on page 52, no more options may be granted under this Plan. The key terms are as follows:

Key Features of the Non-Officer Director Stock Option Plan

Eligibility

Options granted to directors who are not employees of the Bank or its affiliates

Option term

10-year expiry date from date of grant

Strike price

Equal to the closing price of the Shares on the trading day immediately preceding the date of grant

Vesting

25% per year over four years from the date of grant; also subject to the price condition set out below

Price conditions

Except for directors who had reached 62 years of age at the time of the grant, one-half of the options granted to each director cannot be exercised unless the price of the Shares has increased by 50% since the date of grant. If such price threshold is not met, the options expire worthless

  Transfer/
assignment

Not possible other than by will or pursuant to the laws of succession

Expiry of options

Options expire on the earlier of (i) the fifth anniversary of the participant ceasing to be a director, (ii) the third anniversary of the participant ceasing to be a director due to death or disability, and (iii) the expiry of the option

Plan changes

The Board of Directors of the Bank, subject to any regulatory or required Shareholder approval, has the power under this Plan to amend or terminate this Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination

Key Features of the BMO Capital Markets Variable Compensation Plan

Eligibility

Capital Market employees (excluding the BMO Capital Markets
CEO)

Form of award

Cash, Restricted Share Units (RSUs) or Deferred Stock Units (DSUs)

Pool funding

A global pool is established based on actual business performance relative to business performance targets; the amount available to the Capital Markets Executive Committee is based on the operating group performance measures outlined on page 30

The pool is fully adjusted for actual loan losses and incorporates a Capital Markets ROE measure

The pool may also be adjusted to reflect other considerations such as risk

Form of award

Individual awards are apportioned between cash and RSUs, based on nature of the role and compensation level

The cash portion of the award is paid in cash or can be voluntarily deferred into DSUs

All employees in Capital Markets who are deemed to be material receive at least 40% of their incentive award in RSUs

RSU terms

RSUs earn dividend equivalents as additional RSUs

Value of an RSU is based on the Share price

Vests 25% in each of the first two years, and 50% over the third year, with payout either each year or at the end of 3 years

Non-vested units are forfeited on resignation

RSUs continue to vest upon retirement or termination without cause, subject to a non-compete provision

Non-vested RSUs are forfeited if participant committed an act while employed with the Bank that would have led to termination for cause

DSU terms

Capital Market employees at the Managing Director level and above may choose to receive some or all of their cash award in
DSUs

DSUs earn dividend equivalents as additional DSUs

Participating employees may only redeem their DSUs when they sever all ties with the Bank and its affiliates

Value of a DSU is based on the Share price

Clawback

Cash, RSUs and DSUs paid out in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy

Starting in 2010, RSU equity award payouts may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted

Bank of Montreal Management Proxy Circular

54

Compensation Discussion and Analysis

Additional Disclosure

This section of the Management Proxy Circular includes information about compensation plans and employees that can have a material impact on the Bank’s risk exposure (“material plans and employees”) and is consistent with the Basel Pillar 3 Disclosure Requirements.

The Committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation with appropriate modifications to comply with requirements in local jurisdictions:

•

compensation payouts are tied to business performance, strategy and shareholder returns, and risk is an important consideration

•

individual performance is considered when determining variable pay

•

a portion of variable compensation is deferred.

For more information about executive compensation at the Bank and the role of the Committee see the Compensation Discussion and Analysis starting on page 23.

Material Plans

The Committee
approved criteria for identifying material plans after receiving input from the Bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

The risk level of a business (based on the Risk group’s assessment) and its total annual compensation spend determine whether or not a compensation plan is considered material. Generally, higher risk businesses and larger spends on annual compensation would lead to classification as a material plan.

The Committee is responsible for approving:

•

the list of material plans every year

•

  changes to material plans after the Compensation Oversight Committee and CEO have reviewed and agreed (see page 26 for more details on the Compensation
Oversight Committee)

•

  funding for the variable incentive pools, after review by the Compensation Oversight Committee and CEO (see page 34 for more details).

Material Risk-Taking Employees

The Committee has approved the following categories of employees as its material risk-taking employees: all Senior Vice Presidents and above in the Bank and any Capital Markets employees whose actions could have a material impact on the risk of the Bank.

The following standards apply to the compensation of material employees:

•

  non-financial metrics (such as risk limits exceeded and unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions

•

deferred compensation for this group is 40 to 60 percent of their total compensation

•

  variable compensation reflects pay for performance and appropriate risk measures.

Compensation Tables for
Material Risk-Taking Employees

Total direct compensation awarded in fiscal 2011

Category (a)

Number of Employees

Total Fixed Compensation ($)

  Aggregate
Variable Compensation

Total Deferred Compensation ($)(b)

Total Variable Compensation ($)(c)

Number of Employees

Cash ($)

Share- based ($)

Option- based ($)

  Senior
Executives

12

6,220,980

12

9,141,923

17,757,459

12,166,644

32,580,671

39,066,026

Other material risk takers

97

25,135,767

91

57,232,099

52,322,173

13,495,178

69,213,158

123,049,451

Cash compensation paid in U.S. dollars has been converted into Canadian dollars at the average rate of exchange in Fiscal 2011 of
US$1.00 = Cdn$0.9852. Equity awards granted in U.S. dollars have been converted into Canadian dollars using a 30 day average in Fiscal of 2011 US$1.00 = Cdn$1.0203.

(a)
Included in these categories are any employees who have departed the Bank during the fiscal year. Senior Executives represent the Bank’s most senior executives.

(b)
Represents the total value of DSUs (voluntarily deferred from cash or awarded), RSUs and option-based compensation.

(c)
Represents the total of cash (excluding fixed compensation), share-based and option-based compensation.

Deferred compensation outstanding and paid out in fiscal 2011

Option-Based Awards(a)(b)(c)

  Share-Based
and Deferred Cash Awards(a)(b)(c)

Category

Outstanding vested ($)(d)

Outstanding unvested ($)(e)

Value of options exercised ($)(f)

  Outstanding vested
($)(g)

Outstanding unvested ($)(g)

Paid in the fiscal year ($)

  Senior
Executives

15,293,639

9,912,284

17,909,132

50,732,459

33,503,179

8,474,912

  Other material
risk takers

18,854,410

14,050,720

11,846,744

31,496,115

143,978,512

56,038,398

(a)
The total amount of outstanding deferred compensation and retained compensation may be subject to explicit adjustments, such as clawbacks.

(b)
In fiscal 2011, no reductions were taken due to ex-post explicit adjustments, such as clawbacks.

(c)
In fiscal 2011, there was a 2.2% decline in Share price, which resulted in an ex-post implicit reduction in the value of outstanding option and stock option-based awards of
$6,992,069.

(d)
The value of vested in-the-money options is equal to the difference between the exercise price of the options and the closing Share price on the TSX on October 31, 2011
($58.89). This includes options that have vested and were exercisable because they are subject to and have reached the 50% or 100% price condition hurdles.

(e)
The value of unvested in-the-money options is equal to the difference between the exercise price of the options and the closing Share price on the TSX on October 31, 2011
($58.89). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.

(f)
The value of options exercised is equal to the difference between the exercise price of the options and the Share price received on the day of exercise.

(g)
The value of vested and unvested share-based and deferred cash awards is equal to the number of outstanding units times the closing Share price on the TSX on October 31,
2011 ($58.89).

55

Bank of Montreal Management Proxy Circular

Indebtedness and Insurance

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at January 31, 2012, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, proposed directors and executive officers of the Bank and its subsidiaries and their respective associates in connection with the purchase of securities of the Bank or its subsidiaries, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries.

We do not make personal loans to our directors and executive officers (as the United States Sarbanes-Oxley Act of 2002 defines these terms)
except if the loans meet the requirements of this law. We are not required to disclose routine indebtedness (as Canadian securities laws define it).

Total Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2012 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes ‘routine indebtedness’ as such term is defined by Canadian securities laws.

Purpose

To us or our subsidiaries ($)

Other

35,369,084

Directors’ and Officers’ Insurance

We pay approximately $3.1 million each year for directors’ and officers’ liability insurance. We hold two policies:

1.
A policy that protects our (and our subsidiaries’) individual directors and officers - while they act in those roles. It has a limit of $300 million per claim and in total, and has no deductible.

2.
A policy that makes payments if the law permits or requires us to indemnify a director or an officer. It has a net limit of $150 million for each claim and in total. It has a $100-million deductible that the Bank pays.

Both policies are effective until October 31, 2012.

Directors’ Approval

Our Board of Directors approved the
contents of this management proxy circular, which includes the sections that follow, for distribution to Shareholders.

BARBARA M. MUIR

Senior Vice President,

Deputy General Counsel,

Corporate Affairs and Corporate Secretary

January 31, 2012

Bank of Montreal Management Proxy Circular

56

Statement of Corporate Governance Practices

Statement of Corporate

Governance Practices

At a glance

•

  Our high corporate governance standards reflect emerging best practices and meet or exceed legal, regulatory, TSX and NYSE requirements

•

We monitor regulatory changes and best practices in corporate governance to ensure we have leading governance practices

Overview

Governance is important - to our owners, our customers, our employees, the communities we operate in - and to us. It allows us to do a better job running our business, and it means that we comply with the laws and standards that apply to us. Good governance also makes sure ethical conduct is central to our business.

Good governance starts with
our board of directors. We get the board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return.
Directors sit on committees that specialize in key areas: audit, governance and nominations, human resources, and risk review.

This
document communicates our corporate governance practices to you, our shareholder.

I. Board structure

At a glance

•

Our Board’s role is to enhance shareholder value, through a rigorous approach to accountability and corporate governance

•

Regular assessment of the Board ensures it has the appropriate number of members and diverse expertise to make effective decisions

•

  The Board annually reviews written position descriptions for the Chairman of the Board, the President and CEO, committee chairs, and directors

Role of our Board

The Board supervises management of our business to enhance shareholder value. The Board’s Mandate, on page 62, outlines its general responsibilities. The
Board Approval/Oversight Guidelines define its roles and responsibilities, plus those of management and also specify accountability within the Bank. The Bank Act (Canada) requires certain important matters, such as approval of financial statements and dividends, be approved by the Board and not delegated to the Board committees.

The Governance and Nominating Committee
defines our approach to corporate governance. This committee reviews our corporate governance framework, guidelines, and practices to ensure they meet industry and shareholder expectations, the regulatory environment, and best practices.

Composition of our Board

The Board
considers its size annually, while the Governance and Nominating Committee does so regularly. The Board had 17 directors at the start of fiscal 2011. At our annual shareholders’ meeting on March 22, 2011, two directors did not stand for re-election and one additional director was elected, resulting in 16 directors after the meeting. Three directors will not stand for re-election at our 2012 annual shareholders’

meeting on March 20, 2012. One additional person has been nominated, so 14 directors will stand for election at the 2012 meeting. The board believes the modest reduction in size is appropriate and positive.

Directors are elected for a term of one year. Between shareholder meetings, the Board may appoint additional directors. The Board believes that its current membership has the expertise, skills, geographic representation, diversity, and size to (i) make effective decisions, (ii) staff Board committees appropriately, and (iii) plan for succession.

Key position descriptions

The Board reviews position descriptions (listed on our website) annually for the Chairman of the Board, committee chairs, and directors. The Board develops the position description for the President and Chief
Executive Officer with that person’s input and the Human Resources Committee approves it annually.

II. Independence

At a glance

•

  All nominees standing for election at the annual shareholders’ meeting are independent and unaffiliated except William Downe, our President and CEO

•

  The independent Chairman of the Board allows the Board to operate independently of management and gives directors an independent leadership contact

•

In camera sessions attended by the independent directors are held at every Board and committee meeting

Director independence

The Board believes that it must be independent of management to be effective. The Board has adopted Director Independence Standards (Standards) to assess if a director is independent. The Standards use criteria from the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators (CSA) and NYSE. The Standards are on our
website.

The Board, with help from the Governance and Nominating Committee, uses the Standards to assess personal, business, and other relationships and dealings between directors and the Bank and its affiliates. The Board considers biographical material, reports, and questionnaires completed by directors as well as Bank records and reports, and information on entities with which the directors are involved. The Board considers these relationships keeping in mind both the importance to the Bank and also the importance to, and impact on, the people and organizations with which the director has a relationship.

The Board considers a director independent if he or she does not have a material relationship with the Bank or any of its affiliates that could interfere with his or her exercise of independent judgment. Certain relationships (for example, being an officer of the Bank) automatically mean a director is not independent. The threshold for independence is higher for members of our Audit
Committee - as the CSA and NYSE require.

William Downe has a material relationship with the Bank because he is President and CEO.
Under the Bank Act (Canada), the Bank’s CEO must be a member of the Board. All other directors standing for election to the Board on March 20, 2012 are independent and unaffiliated. The Board’s policies limit inside directors to two.

57

Bank of Montreal Management Proxy Circular

Statement of Corporate Governance Practices

All members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. While we have lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the Board is satisfied that they are independent under the
Standards.

Information on the directors standing for election is on pages 6 to 14, which includes other public company boards they serve on, the value of their equity holdings in the Bank, and their attendance record for all Board and committee meetings in fiscal 2011.

Board interlocks and outside board memberships

The Governance and Nominating Committee
monitors the outside boards our directors sit on to determine if there are circumstances which would impact a director’s ability to exercise independent judgment and to ensure each director has enough time to fulfill their commitments to us. An interlock occurs when two or more Board members are also board members of another public company. The Board does not formally limit board and committee interlocks. It reviews them when they occur and, if it approves them, we disclose it in our management proxy circulars.

The only Board interlock is between George Cope and Sophie Brochu who both sit on the board of BCE Inc.
The Board has determined this relationship does not impair the exercise of independent judgment by these Board members.

Independent
Chair

The roles of Chairman of the Board and CEO are separate. The Chairman manages the Board’s affairs to ensure that the Board functions effectively and meets its obligations and responsibilities, including responsibilities to shareholders.

The Chairman provides
leadership to directors and ensures the Board is independent from management. Each Board meeting includes time for independent directors to meet with the Chairman, without management or non-independent directors present. Similar meetings also happen outside Board meetings, and discussion includes topics like succession planning and strategy. Each Board committee, during each of its meetings, also has a session without management present.

David Galloway, an independent Board member who has served as Chairman since May 1, 2004, will retire from the Board effective at the close of the
2012 annual shareholders’ meeting. In 2010, the Board established a process for the appointment or a change in the Chairman. That process, which is led by the current Chairman of the Board or, if he or she is being considered for reappointment, the Chair of the Governance and Nominating Committee, includes identification of issues facing the Bank, individual consultations with all directors, as well as determination of the most appropriate process for the Board to make a final decision, which may involve deliberation and a vote if there is more than one person enjoying significant support. Under current Bank policies, the normal term will be for five years, with one possible renewal term for a maximum of three years. A renewal term would ordinarily require 75% support of the Board. As a result of this process, the Board intends to appoint Robert Prichard as Chairman following his re-election at the 2012 annual shareholders’ meeting.

Other independence mechanisms

The Chairman
and each committee chair can engage outside consultants, paid for by the Bank, without consulting management. This helps ensure they receive independent advice as they feel necessary. Also, none of our audit committee members may serve on more than three public company audit committees without Board approval.

III. Orientation and continuing education

At a glance

•

New directors learn about our business through one-on-one meetings with the heads of each of our principal business groups

•

The Governance and Nominating Committee is responsible for directors’ continuing education

•

The annual strategy session helps directors better appreciate our progress on strategic plans and planning priorities

New director orientation

The Governance and Nominating Committee is responsible for orienting and educating new directors. New directors receive a Directors’ Handbook explaining our structure, director governance information, compliance requirements for directors, and corporate policies. The handbook also has our bylaws, recent public disclosure documents, and agendas and minutes for Board and committee meetings for the preceding 12 months. New directors meet individually with the heads of each of our principal business groups and corporate functions to learn about our business.

Each Board committee also has an orientation program. New members receive an orientation binder for each committee they sit on. They also have individual meetings with the committee chair and the head of the supporting corporate group.

Continuing director development

The Governance and Nominating Committee is responsible for the continuing education and development of our directors. Directors receive presentations on Bank operations throughout the year. They also receive materials and reading recommendations from the Chairman of the Board, committee chairs, and the President and CEO. Topics include corporate governance, executive compensation, financial reporting and strategy, succession planning, key accounting considerations, risk assessment and disclosure, and Canadian and U.S. securities law developments. Directors are encouraged to participate in relevant external education seminars at our expense.

Continuing education and development of our directors in 2011 is summarized on pages 14 and 15.

Directors identify their specific continuing education needs in discussions with management, the Board and committees. Committee meeting minutes are also given to all directors who are not on the committee. Directors are encouraged to attend at least two other committee meetings (for a committee they are not a member of) to better understand the issues we face.

Strategic planning

The Board reviews and
approves our strategic plans, including key initiatives, opportunities, risks, competitive position, financial projections and other key performance indicators for each of our principal business groups.

An annual strategy session helps directors better appreciate planning priorities and progress on strategic plans. Directors give management constructive feedback on our strategic plans and the session itself. Feedback from directors and management is key to planning the next year’s session. Directors receive a strategic update on the progress of each principal business group partway through the fiscal year.

Bank of Montreal Management Proxy Circular

58

Statement of Corporate Governance Practices

IV. Ethical business conduct

At a glance

•

We have adopted a comprehensive code of conduct and ethics

•

  We foster a culture of ethical conduct, including by giving employees and officers a confidential forum to raise concerns and by treating all complaints with appropriate seriousness

FirstPrinciples (available on our website) is a comprehensive code of business conduct and ethics which guides ethical decision-making and conduct by our directors, officers, and employees. It is reviewed annually by our Legal, Corporate and Compliance Group to ensure that it meets all legal requirements and best practices.
Recommendations for amendments go to the Board for approval. The Audit Committee must approve any waivers granted under FirstPrinciples, of which there have been none since inception.

Each year, every director, officer, and employee must sign an acknowledgement that they have read, understood, and complied with
FirstPrinciples. We have an online learning program for new employees and online testing for all employees on FirstPrinciples.

The Board has implemented whistle-blower procedures for officers and employees to confidentially and anonymously report non-compliance with FirstPrinciples. Concerns about accounting, internal accounting controls, or auditing matters can also be raised confidentially and anonymously. We create a culture of ethical conduct by providing this forum for concerns and by treating all complaints with appropriate seriousness.

To ensure ethical and independent decision-making, we have a protocol to identify and deal with director conflicts of interest. Directors or executive officers with a material interest in a matter do not receive related Board materials, and are not present for any discussions or related votes.

V. Directors – becoming a director, sitting as a director, and resignation policy

At a glance

•

  Shareholders vote for individual directors – not for a slate of candidates – and directors who don’t get a majority of votes must offer to resign

•

Directors must also offer to resign if they don’t attend at least 75% of meetings

•

  The Governance and Nominating Committee uses the results of assessments to recommend the mix of directors, process improvements, and continuing education opportunities

•

Individual directors evaluate the Board, its committees, and each other

•

Directors must hold eight times their annual cash retainer in common shares or deferred share units

•

Directors cannot hedge their Bank of Montreal shares or other securities

Becoming a director – nomination and election of directors

The Governance and Nominating Committee decides what skills and competencies the Board requires, assesses the skills of current Board members and identifies and recommends suitable director candidates. We believe our directors should have the highest personal and professional ethics and integrity and be committed to serving the interests of the shareholders. The committee considers the need for skills to manage risks and opportunities faced by the Bank. This assessment helps determine if the Board needs new directors. Potential candidates are screened for several attributes including ethics and integrity, range of experience, good business

judgment, areas of expertise, possible conflicts, and their ability to devote sufficient time and commitment as a director. We also take into account diversity of background, gender and geography.

The policy on majority voting to elect directors is described on page 3.

Sitting as a director

Directors’ areas
of expertise by industry are shown in their biographies on pages 7 to 13.

Board tenure

Non-employee director nominees on the Board average about 8 years of service. Service ranges from less than a year to 20 years.

The Board approved a new approach to its Director Tenure Policy in 2009, as refined in 2011, to ensure ongoing Board renewal, sustain Board performance, and add expertise. Directors on the Board prior to January 1, 2010, may serve until the earlier of when they turn 70 or they have served 20 years. Directors added to the Board after January 1, 2010, may serve until the earlier of when they turn 70 or they have served 15 years. However, all directors will be allowed to serve at least 7 years, regardless of their age. In addition, the Chairman of the Board may serve a full five year term as Chairman regardless of his or her age or how long he or she has been on the Board.

An officer will resign from the Board when no longer employed by the Bank. However, the Board may request a former CEO continue as a director for a term not longer than two years.

Director attendance at meetings

The Board expects directors to attend all required meetings. Directors must attend at least 75% of all meetings of the Board and the committees on which they serve or offer to resign at the end of the fiscal year.

Director compensation

The Governance and Nominating Committee annually reviews and benchmarks directors’ compensation against its peer group to ensure it is competitive and consistent with the responsibilities and risks directors take. The committee recommended and the board adopted a new flat fee structure starting in fiscal 2012 (see page 16). Directors’ compensation is disclosed on pages 17 and 18.

The Board approved amendments to the Director share ownership guidelines effective October 25, 2011 in conjunction with the adoption of its flat fee structure (see page 16). Each non-management director must hold at least eight times the cash retainer portion of the annual fee in either common shares or deferred share units. Directors must take all remuneration in shares or units until they meet this requirement. At January 31, 2012, all non-employee directors met the minimum share ownership requirements, except for Ms. Brochu and Ms. Edwards who only joined the Board on March 22,
2011 and August 1, 2010 respectively. Directors’ current share and unit holdings are listed in the biographies on pages 7 to 14.

The Board has adopted a policy prohibiting directors from hedging their economic interest in Bank shares, securities or related financial instruments. A similar prohibition applies to senior executive officers.

Assessment of the Board, directors, committees, and the Chair

Each director annually completes a survey and has an annual one-on-one interview with the Chairman of the Board. The interview covers the operation of the Board, the adequacy of information provided to directors,
Board structure, agenda planning for Board meetings, and strategic direction and process. The Board uses a skills matrix (see page 15) to review the skills of directors and the Board as a whole. The matrix outlines skills and experience based on broad categories such as business and management skills and capabilities.

59

Bank of Montreal Management Proxy Circular

Statement of Corporate Governance Practices

An annual peer evaluation process gives feedback on the effectiveness of individual directors.
Every director assesses the contribution of each of their peers relative to the performance standards for the director position description. The results are compiled confidentially by an outside consultant. The Chairman of the Board receives the results of each director’s peer assessment and meets with each director to discuss them.

Each Board committee is separately
evaluated annually. The assessment process is similar to that for the Board. It includes each director’s views on the operation of the committees, the adequacy of information provided to committee members, and agenda planning for committee meetings, taking into account the relevant committee charters.

The Governance and Nominating Committee assesses the Chairman annually, seeking input from each director on the Chairman’s performance, taking into account the position description. The results are reviewed with the Board and the Chairman.

The contribution and effectiveness of each committee’s chair are assessed annually against their objectives and the standards of their position description. The Chairman of the Board discusses the results with each committee chair individually.

Resignation policy

Directors must offer to resign if they:

•

change their principal occupation,

•

fail to receive a majority of votes for election at a shareholder meeting, or

•

fail to meet the annual 75% meeting attendance requirement

The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation.

VI. Committees of the Board

At a glance

•

The Board’s four committees each consist entirely of independent directors

•

The roles and responsibilities of each committee are set out in formal written charters (available on our website)

The Audit Committee—oversees the integrity of our financial
reporting, internal controls (including internal control over financial reporting), disclosure controls and procedures and internal audit function, compliance with legal and regulatory requirements and the structure, resources and effectiveness of the finance and compliance functions. The committee also reviews and assesses the qualifications, independence, and performance of the shareholders’ auditors.

The Audit Committee is also our Conduct Review Committee. It sets standards of business conduct and ethics for directors, senior management, and employees and reviews reports on environmental, social and governance issues. It oversees procedures for complying with self-dealing provisions of the Bank Act (Canada). It also monitors consumer protection measures and procedures for dealing with customer complaints, plus the use and disclosure of personal customer and employee information.

In addition to being independent, each member of the Audit Committee is financially literate, as defined in CSA, SEC, and NYSE rules or standards. Robert Chevrier, Philip Orsino, and Guylaine Saucier are Audit Committee Financial Experts as defined by SEC rules. Definitions of “financially literate” and “Audit Committee Financial
Experts” are found in the Audit Committee Charter (available on our website).

See page 20 for a report on this
committee’s membership and activities in 2011. Additional Information respecting this committee is set out in our 2011 Annual Information Form under “Audit Committee Information”.

The Governance and Nominating Committee—develops governance principles and guidelines. It identifies and recommends candidates for election or appointment to the Board, and reviews our process for orienting and assessing the Board, its committees, and directors. The committee also reviews shareholder proposals and recommends appropriate responses. Each year, the committee reviews all
Board committee charters, position descriptions, and the Board’s Mandate to ensure that they meet all regulatory requirements and best practices.

See page 21 for a report on this committee’s membership and activities in 2011.

The
Risk Review Committee—helps the Board perform its oversight duties for identifying and managing risk and complying with risk-related regulatory requirements. The committee reviews the organizational structure, resources and effectiveness of the risk management function, our risk appetite statement, management’s evaluation of the performance of our risk rating systems, and, together with management, the effectiveness of our systems for calculating risk-based capital requirements.
It also reviews and, as applicable, approves our risk management corporate policies, transactions involving a material amount of risk and the methods and procedures management uses to control key risks.

See page 21 for a report on this committee’s membership and activities in 2011.

The Human Resources Committee—helps the Board perform its oversight duties for the appointment, evaluation, compensation and succession planning of the CEO and other senior executives. It oversees the bank’s strategy for attracting, retaining and developing high quality leaders at all levels with the capabilities to execute the Bank’s strategic goals. The committee has oversight over the philosophy and principles of compensation programs, the design and application of material compensation programs, and share ownership guidelines. The committee is responsible for ensuring the Bank’s material compensation programs meet the Bank’s compensation principles and risk profile and do not encourage excessive risk taking.

This
committee works with a full-time executive responsible for talent strategies. The Committee annually reviews succession planning for the President and CEO and all senior executives. This includes a thorough review of potential successors’
capabilities and development plans. The Committee also annually reviews the in-depth talent and succession report for the entire executive group. This assessment, which includes roundtable talent assessments, of the Bank’s executives also details the current and projected leadership demographics, vacancy risks and capabilities and readiness of the successor pool. The committee also reviews detailed reporting on the profile, capabilities and development planning of the Bank’s emerging leaders against the projected executive needs of the bank. In addition, the committee assesses the enterprise’s culture, including diversity, inclusion and employee engagement.

See page 22 for a report on this committee’s membership and activities in 2011.

VII. Communications and shareholder engagement

At a glance

•

The Disclosure Committee oversees the timely public release of material information about the Bank

•

Internal controls and procedures ensure material information is effectively communicated internally

•

Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with shareholders

The Audit Committee reviews and approves the Disclosure Policy annually. The policy covers the timely distribution of all material non-public information. It sets out guidance for determining material information and ensures proper (non-selective) disclosure and wide distribution of material information.

Bank of Montreal Management Proxy Circular

60

Statement of Corporate Governance Practices

The Disclosure Committee consists of members of senior management including the Chief Financial
Officer, who chairs it. This committee reviews all annual and interim filings and oversees the timely public release of material information about the Bank. The CFO and General Counsel together decide what information is material and therefore publicly disclosed.

We have a rigorous representation process to support the certifications by the President and CEO and the CFO on the adequacy of our financial disclosure. Almost 100 of our most senior executives must make representations (quarterly and annually) to our Chief Accountant. This includes declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes. The representations are specific to the executive’s area of responsibility.

Our Shareholder Engagement Policy encourages open dialogue and the exchange of ideas with our shareholders. We communicate with shareholders and other stakeholders through various channels, including the annual report, management proxy circular, quarterly reports, annual information form, news releases, website, and industry conferences. In addition, our quarterly earnings call is open to all, and features a live webcast and question and answer period. We also hold our annual shareholder meetings across Canada from year to year, with a live webcast, so all our shareholders can participate.

Feedback from institutional shareholders comes from one-on-one or group meetings and from informal surveys by our Investor Relations department.
Feedback from retail shareholders usually comes by email or telephone. Our Investor Relations and Corporate Secretary’s departments reply promptly to shareholder concerns and take appropriate action. The Board believes these procedures reflect best practices in shareholder engagement.

To communicate directly with the Board, shareholders can use the contact details below, in item X., “Contacting our Board”.

VIII. Compliance with NYSE standards

We are required to disclose any significant differences between our governance practices and those required by NYSE standards for U.S. domestic issuers of which only one difference exists. The NYSE requires shareholder approval for all equity compensation plans and any material changes to such plans (with a few limited exceptions). This applies whether the securities in a plan are newly issued or bought over the open market.

In contrast, the TSX requires shareholder approval of equity compensation plans only if they involve newly issued securities. Additionally, the TSX requires shareholder approval every three years of plans that do not have fixed limits of shares to be issued. If a plan includes procedures for amendment, the TSX requires shareholder approval of amendments only if the plan specifically requires that approval or if the amendment does any of the following:

•

reduces the exercise price or extends the term of options held by insiders

•

removes or exceeds limits on insider participation

•

increases any fixed limit on the number of securities to be issued under the plan

•

  changes the amendment procedure

IX. Additional governance information

This statement refers to documents on our website at www.bmo.com/investorrelations/corporategovernance. Print copies are available to shareholders who ask the Corporate Secretary’s department at:

Bank of Montreal

21st Floor, 1 First Canadian Place

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785 Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

Financial
information about us is in our comparative financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2011. Copies of these are available from the Corporate Secretary’s department at the address above. This (and other information about the Bank) is available on our website, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC website at http://www.sec.gov/info/edgar.shtml.

Documents available on our website or from our Corporate Secretary’s department include:

•

FirstPrinciples, our code of business conduct and ethics

•

The Board Mandate and charters for each of the Board’s committees

•

Position descriptions for each of the Chairman of the Board, the committee chairs and the directors

•

Director Independence Standards

•

Statement of Disclosure Policy and Practices

•

Statement of Corporate Governance Practices

•

Shareholder Engagement Policy

X. Contacting our Board

Shareholders,
employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board, by writing to:

Chairman of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West

Toronto,
Ontario M5X 1A1

board.directors@bmo.com

61

Bank of Montreal Management Proxy Circular

Board Mandate

Board Mandate

The board of directors (the “Board”) of Bank of Montreal (the “Bank”) is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board of
Directors’ Mandate and such other duties as necessary or appropriate, including:

1.  Culture of Integrity

1.1
approving and monitoring compliance with FirstPrinciples, the Bank’s code of business conduct and ethics; and

1.2
satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.  Governance

2.1
developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;

2.2
establishing appropriate structures and procedures to allow the Board to function independently of management;

2.3
establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;

2.4
evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution and independence of the Board and its members; and

2.5
approving and adhering to the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management.

3.  Strategic Planning Process

3.1
overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, emerging trends and the competitive environment in the industry;

3.2
monitoring the implementation and effectiveness of the Bank’s approved strategic and operating plans;

3.3
reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4
approving all major corporate decisions and transactions.

4.  Risk Management and Internal Controls

4.1
ensuring processes are in place to identify the principal risks of the Bank’s businesses and ensuring the implementation of appropriate systems to measure and manage these risks;

4.2
reviewing significant policies and processes that ensure respect for, and compliance with, applicable legal, regulatory and internal requirements;

4.3
monitoring risk management activities for sufficient independence, status and visibility;

4.4
overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness; and

4.5
reviewing reports provided by management on the effectiveness of internal control over financial reporting.

5.  Communications and Public Disclosure

5.1
reviewing and approving the Bank’s significant disclosure documents including financial statements;

5.2
approving the Bank’s disclosure policy that ensures timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3
monitoring feedback received from the Bank’s stakeholders; and

5.4
ensuring a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Bank’s proxy circular and/or on its website.

6.  Evaluation and Succession Planning

6.1
overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, independent directors, the Chief Executive Officer and other senior managers;

6.2
establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitoring progress against those expectations;

6.3
approving the selection criteria for new directors, nominating directors for election, appointing board Committee
Members, reviewing the independence of directors and overseeing the orientation and continuing education of new directors; and

6.4
establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the
chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

Bank of Montreal Management Proxy Circular

62

Shareholder Proposals

Shareholder Proposals

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82 Sherbrooke Street
West, Montreal, Québec, H2X 1X3 has submitted three proposals. An English translation of these proposals and MÉDAC’s supporting comments are set out in full, in italics, below:

Proposal No. 1

Stock Options and
Actual Performance of Officers

Granting stock options to executive officers is a form of compensation that contributed to the steep increase in their global compensation. Options give holders the right to buy shares at a predetermined price and are exercisable only after a waiting period. The amount of the resulting compensation is equal to the difference between the agreed upon exercise price and the share price at the time of exercise. The goal is to align the interests of executive officers with the shareholders’ interests and retain such executive officers.

This form of compensation assumes that stock price increases are driven by the decisions of executive officers. Studies showed that stock performance is influenced by many factors beyond executive officers’
control, such as interest rates and inflation. For example, a study conducted by professor Magnan shows that, between 1998 and 2008, 90% of the stock performance trend of the Big Five Canadian Banks was due to characteristics of the banking sector such as weak interest rates and a favourable economic environment. Accordingly, linking the exercise of stock options merely to stock performance trend is far from being appropriate.

If we want this component of variable compensation to actually meet its goals and take into account elements upon which executive officers may have an impact, we propose that executive officers may exercise their options, after the waiting period, only upon meeting measurable and quantifiable goals such as earnings per share growth, return on shareholders’ equity or other extra-financial indicators deemed relevant by the compensation committee.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE ITS OBJECTIVE HAS ALREADY
BEEN MET- STOCK OPTIONS ARE LINKED WITH RELEVANT PERFORMANCE.

In 2008, the Board approved a re-design of the Bank’s stock option program to fund it with an incentive pool based on the Bank’s 3-year total shareholder return compared to that of its Canadian banking peer group. The total value of all stock options is limited to the pool value, which is limited by the Bank’s performance relative to its peer group. The incentive pool increases or decreases in size based on the Bank’s relative historic shareholder return. Within the pool, individual awards depend on meeting business and individual performance targets. Options can be exercised only after they have vested—which occurs over four years, at 25% a year. The Board believes this is a better design for the Bank’s long-term incentive plan than having a performance feature on the exercise of the stock options.

Details on the Bank’s stock option plan are provided on page 33 and pages 52 and 53 of this circular.

The Board believes that limiting the size of the incentive pool based on performance relative to the Bank’s peer group, together with vesting requirements, effectively links the interests of shareholders and executives. It bases executive compensation on relative performance, measured by long-term shareholder value. Through the design of the Bank’s executive stock option plan and its compensation programs, the Board believes the objective of this shareholder proposal is addressed. The Board will continue to review the design of the Bank’s plan against best practices.

The Board recommends that shareholders vote against Proposal No. 1.

Proposal No. 2

Performance-Based
Pay

In May 2011, The Globe and Mail published a study linking financial performance and the compensation of a company’s most senior executive officer to those of a peer group. In other words, this tool compares the compensation level of the most senior executive officer and the financial performance of an organization to those of a peer group. Shareholders may then assess whether the most senior executive officer’s compensation is appropriate in light of the relative financial performance of the organization he manages.

We propose that such a comparison be disclosed for the most senior executive officer and all other four most highly compensated executive officers of the organization. The indicators used to measure the performance of the organization should be elements upon which executive officers’ decisions may have an impact.

Variable
compensation represents the most significant portion of an executive officer’s total compensation. Shareholders must be able to assess whether such variable compensation is warranted in light of the relative financial and extra-financial performance of the company.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE ITS OBJECTIVE HAS
ALREADY BEEN MET- SHAREHOLDERS CAN COMPARE EXECUTIVES’ COMPENSATION, INCLUDING VARIABLE COMPENSATION, AND THE BANK’S PERFORMANCE WITH THOSE OF A PEER GROUP.

The Board fully supports that shareholders be provided with the information necessary to assess executive compensation, including variable compensation, in light of the Bank’s performance.

The Bank is committed to providing comprehensive disclosure of our executive compensation practices. Disclosure is set out at pages 23 to 55 of this circular.

As described on page 29, the Bank’s executive compensation disclosure already includes a description of the peer groups used for competitive benchmarking. Two primary comparator groups are used by the Bank to determine competitive compensation.

For Canadian based executives, the other four largest Canadian banks are the peer group. Canadian banks are direct competitors and share the
Bank’s economic and business challenges making relative performance comparisons meaningful.

For U.S. based executives, eleven
regional mid-sized banks (identified on page 29) are the peer group. The regional mid-sized banks are all publicly traded and are comparable to our U.S. operations in terms of business mix and size.

The Bank uses compensation surveys of these peer groups (and of similar executive roles of other financial institutions and non-financial companies) in setting targets for total compensation and the mix of its four components (base, bonus, mid-term, and long-term compensation). Generally, the Bank targets the market median. It also considers relative performance and size of each institution.

63

Bank of Montreal Management Proxy Circular

Shareholder Proposals

The total compensation package rewards executives who meet corporate, business and individual performance targets while managing risk. The package places significant weight on variable or “at-risk” compensation. We adjust the incentive pools by evaluating corporate and business performance against annual targets for longer-term corporate goals and strategies, including shareholder measures. For the mid- and long-term incentive pools, the shareholder measure is relative 3-year total shareholder return, so the Bank’s performance relative to its peer group affects the pool size.

Given the disclosure provided by the Bank the Board believes that the objective of this shareholder proposal is already addressed. Shareholders do have the information they need to judge the appropriateness of the Bank’s executive compensation arrangements including variable compensation. The Bank also has in place a “Say on Pay” advisory vote to give shareholders an opportunity to voice their say on executive compensation.

The Board recommends that shareholders vote against Proposal
No. 2.

Proposal No. 3

Independence of Compensation Advisors

What is the importance of fees earned by compensation advisors for providing services to the company? Advisors play a strategic role by helping members of the compensation committee establish the executives officers’ compensation. Arguably one might think that compensation advisors who receive the most significant portion of their fees from one or a few clients might be influenced by their important client or clients and be tempted to meet or justify the compensation expectations of their executive officers.

We propose that this information be disclosed so that shareholders can be sure that the compensation advisor provides objective advice, free from any conflict of interests.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE ITS OBJECTIVE HAS
ALREADY BEEN MET- THE BANK’S EXECUTIVE COMPENSATION ADVISORS ARE INDEPENDENT.

The Board’s Human Resources Committee is responsible for ensuring that the Bank’s executive compensation advisors are independent.

The Committee consists entirely of independent directors and oversees the Bank’s executive compensation programs. The Committee makes recommendations on the Chief Executive Officer’s compensation, for approval by the Board’s independent members. The Committee approves the compensation of other senior executives.

The Committee hires an independent compensation advisor and ensures they remain independent. To do so, the Committee follows procedures similar to those the Bank uses to ensure the independence of its external auditor. This includes annually reviewing the advisor’s performance, independence, and the amount of fees the Bank pays to the compensation advisor relative to its earnings. The advisor working on the Bank’s executive compensation arrangements needs the Committee’s approval to do any work for the Bank’s management. The Committee will not approve any work that could compromise the advisor’s independence.

In addition, the Committee will periodically review the fees the Bank pays to the advisor to confirm that they could not compromise the advisor’s independence.

These safeguards ensure that the compensation advisor will not be “tempted to meet or justify the compensation expectations of [the Bank’s] executive officers“—the basis of this shareholder proposal.

In 2011,
the Bank paid U.S.$370,348 in fees to the independent compensation advisor. The advisor did not do any work for management. More detailed disclosure on the independent compensation advisor is on page 26 of this circular.

The Board is satisfied that the Committee has fulfilled its responsibility to ensure the independence of the Bank’s executive compensation advisor. The objective of this shareholder proposal is addressed through these procedures.

The Board recommends that shareholders vote against
Proposal No. 3.

Shareholders have the opportunity this year to abstain from voting on the Shareholder proposals further to dialogue with the Bank as initiated by William R. Davis.

Bank of Montreal Management Proxy Circular

64

Corporate Responsibility

Our approach involves:

•

Delivering value to our customers

•

Creating opportunities for our employees

•

Generating greater rewards for our Shareholders

•

Contributing to the well-being of the communities where we do business

•

Integrating respect for the environment into our business growth strategies and practices

About the Production of

our Management Proxy Circular

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that comes from well-managed forests, certified in accordance with the international standards of the Forest Stewardship Council® (FSC®).

Information on our environmental policies, programs and performance is
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